As filed with the Securities and Exchange Commission on August 2, 2005

Registration No. 333-123798

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware	3674	77-0462930
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

830 East Arques Avenue

Sunnyvale, CA 94085

(408) 737-4600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard K. Williams

President, Chief Executive Officer

and Chief Technical Officer

Advanced Analogic Technologies Incorporated

830 East Arques Avenue

Sunnyvale, CA 94085

(408) 737-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mario M. Rosati, Esq. Mark L. Reinstra, Esq. Alexander D. Phillips, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Christopher L. Kaufman, Esq. Andrew S. Williamson, Esq. Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.001 par value	12,190,000 shares	$9.50	$115,805,000	$13,631 (3)

(1)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued August 2, 2005

10,600,000 Shares

COMMON STOCK

Advanced Analogic Technologies Incorporated is offering 9,000,000 shares of its common stock, and the selling stockholders are offering 1,600,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $8.50 and $9.50 per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “AATI.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to AnalogicTech	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,590,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY           MERRILL LYNCH & CO.

PIPER JAFFRAY

SG COWEN & CO.

THOMAS WEISEL PARTNERS LLC

                    , 2005

ANALOGIC TECH

COMPLEX PORTABLE DEVICES

RF/PA

Switching Regulator (Buck)
Low Noise LDO
SmartSwitch

Photo Flash

ChargePump
Switching Regulator (Buck-Boost)

Camera Module

Switching Regulator (Buck)

Display/Backlight

White LED ChargePump
Switching Regulator (Boost)
Color LED Lighting Driver

Applications MPU

Switching Regulator (Buck)
Low I_Q LDO

Baseband

Switching Regulator (Buck)
Low I_Q LDO
Fast Enable LDO

Battery Charger

USB/Adapter
Switching Charger

Port Protection

SmartSwitch Current Limiter
Reverse Charger Protection Switch

Start
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Representative functions of analog power ICs in a Smartphone. AATI does not manufacture the finished Smartphone product depicted above.

NEED TOTAL POWER MANAGEMENT

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2005 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Overview

We are a supplier of power management semiconductors for mobile consumer electronic devices, such as wireless handsets, notebook and tablet computers, smartphones, digital cameras and digital audio players. We focus our design and marketing efforts on the application-specific power management needs of consumer, communications and computing applications in these rapidly-evolving devices. We currently offer a portfolio of over 400 power management products comprising Power Management application-specific standard products, or ASSPs, and selected general-purpose analog integrated circuits, or ICs, in single-chip and multi-chip packages. We sell directly to leading original equipment manufacturers, including LG, Motorola, Sagem, Sony Ericsson and Samsung. We sell through distributors and original design manufacturers to other system designers, including Hewlett-Packard, Dell, Texas Instruments, VK and Curitel.

The market for mobile consumer electronic devices is large and growing rapidly as functionality increases and prices decrease. As an example of increased functionality, wireless handsets can incorporate multiple applications such as digital cameras, digital audio, polyphonic ring tones, text messaging, Internet access and decorative lighting. All of these additional applications reduce battery life, the duration of which is an important element of consumer satisfaction, as they each draw power for operation. High-performance power management semiconductors that extend battery life by improving power efficiency have become key enablers of mobile consumer electronic device functionality. According to iSuppli, a market research firm, the voltage regulator and reference power management semiconductor market is expected to grow from $6.1 billion in 2005 to $11.5 billion in 2009, a compound annual growth rate of 16.9%.

Critical elements of our approach include:

•	Focusing on the market for mobile consumer electronic devices: We believe our global focus on power management semiconductors for mobile consumer electronic devices enables us to anticipate customer and market requirements for these devices more quickly and thoroughly than local suppliers, as well as more diversified semiconductor suppliers.

•	Developing advanced power management semiconductors: Our experienced analog semiconductor engineering team designs our products to be characterized by high functional integration, small size, high efficiency, robust features, low cost, ease of use and system integration.

•	Combining advanced analog CMOS with small packages: To provide smaller products with higher integration and efficiency, we contract with specialty foundries that have former dynamic random access memory, or DRAM, fabs employing advanced analog complementary metal-oxide-semiconductor, or CMOS, process technology. We use area-efficient and multi-chip packages to meet more complex power management needs in a smaller footprint.

•	Total Power Management approach: We believe our broad range of power management semiconductors offers a system-level solution to our customers’ power management requirements, saves space and reduces component count in the system, and offers a single vendor solution for certain mobile consumer electronic devices.

•	Inventing multi-voltage and high-voltage process technology: We believe that our patented ModularBCD process technology will enable us to manufacture cost effectively a new class of high-voltage and multi-voltage power management ICs for next-generation mobile consumer electronic devices.

Our objective is to become the leading supplier of power management semiconductors for mobile consumer electronic devices. Our key strategies to achieve this objective include the following:

•	Target high-volume, high-growth mobile consumer electronic devices.

•	Focus on industry-leading customers, especially in the Asia-Pacific region.

•	Develop multi-voltage products using ModularBCD.

•	Employ top-tier engineering talent to maintain technological leadership.

Recent Financial Results

Our revenues were $14.5 million for the three months ended June 30, 2005, as compared to revenues of $12.3 million for the three months ended June 30, 2004. This increase was primarily the result of increased sales of our ASPM products. Our revenues were $28.8 million for the six months ended June 30, 2005, as compared to revenues of $21.8 million for the six months ended June 30, 2004. This increase was primarily due to increased sales of both our application-specific MOSFET, or ASPM, products and our total power management integrated circuit, or TPM IC, products.

Our largest customer, LG, began restructuring its supply chain in the quarter ended March 31, 2005. As part of this restructuring, LG required its suppliers to place inventory at a central supply hub that supplies all of LG’s divisions. The inventory in LG’s hub remains the suppliers’ property until LG pulls the inventory from the hub. Prior to LG’s initiation of the hub structure, the products that we shipped to LG became LG’s property—and we recognized revenue with respect to those products—immediately upon our shipment to LG. Under the LG hub structure, we do not recognize revenue with respect to products that we ship to LG’s hub until we receive a report from LG that it has pulled those products from the hub. As our products in LG’s hub will remain our inventory until LG pulls them from the hub, we have increased inventory risk as a result of the LG hub structure.

We began shipping products to LG’s hub in late May 2005. At the outset of the transition to the LG hub structure, we believe that LG used units of products that we had previously delivered to LG under our former procedures instead of pulling units of those products from the hub. As a result, although we have shipped products to LG’s hub and LG has begun to pull a limited number of units of certain of our products from the hub, we believe that LG’s use of units of our products that we had previously delivered to LG under our former procedures instead of pulling units of those products from the hub resulted in our revenues attributable to LG being lower in the quarter ended June 30, 2005 than they would have been had LG not initiated the hub structure. We also believe that our lower revenues attributable to LG for the quarter ended June 30, 2005 are largely responsible for the relatively small increase in our overall revenues from $14.3 million for the quarter ended March 31, 2005 to $14.5 million for the quarter ended June 30, 2005. We cannot assess the length of time that the transition to the LG hub structure will adversely affect our revenues.

Our gross margin was 57% for the three months ended June 30, 2005, compared to 65% for the three months ended June 30, 2004. This decrease was due to a number of factors. 5% of the 8% decrease is attributable to higher cost of revenues with respect to several new products because our customers demanded that we begin production of these products earlier than we had initially planned and we incurred decreased production yields as a result of the early production of these products. 3% of the decrease is due to a write-down of obsolete inventory, a majority of which was inventory that we produced based on forecasts made over a year earlier and which, under our accounting policies, must be written down if not sold within 12 months of production. 2% of the decrease is due to a less favorable product mix. These decreases were offset in part by a 2% reduction in warranty related expenses arising from an improvement in our actual warranty expense experience. Our gross margin was 59% for the six months ended June 30, 2005, compared to 62% for the six months ended June 30, 2004. 4% of this decrease is attributable to higher cost of revenues with respect to several new products because our customers demanded that we begin production of these products earlier than we had initially planned and we incurred decreased production yields as a result of the early production of these products. 4% of this decrease is attributable to a write-down of obsolete inventory and 1% of this decrease is attributable to a less favorable product mix. These decreases were offset in part by a 3% reduction in warranty related expenses and a 3% cost reduction, primarily arising from decreased wafer, assembly and test costs.

Our loss from operations was $70,000 for the three months ended June 30, 2005, compared to income from operations of $2.5 million for the three months ended June 30, 2004. The change was primarily due to decreased gross margin and increased expenses in several areas. Research and development expenses were $4.5 million for the three months ended June 30, 2005, compared to $3.2 million for the three months ended June 30, 2004. Sales and marketing expenses were $2.3 million for the three months ended June 30, 2005, compared to $1.6 million for the three months ended June 30, 2004. General and administrative expenses were $1.5 million for the three months ended June 30, 2005, compared to $0.7 million for the three months ended June 30, 2004. Our results of operations for the three months ended June 30, 2005 and June 30, 2004 reflect aggregate stock-based compensation expense of $0.6 million and $52,000, respectively, which amounts are reflected in cost of revenues, research and development expenses, selling and marketing expenses and general and administrative expenses. Our income from operations was $0.3 million for the six months ended June 30, 2005, compared to income from operations of $2.8 million for the six months ended June 30, 2004. The change was primarily due to decreased gross margin and increased expenses in several areas. Research and development expenses were $8.9 million for the six months ended June 30, 2005, compared to $6.3 million for the six months ended June 30, 2004. Sales and marketing expenses were $4.7 million for the six months ended June 30, 2005, compared to $3.1 million for the six months ended June 30, 2004. General and administrative expenses were $3.2 million for the six months ended June 30, 2005, compared to $1.4 million for the six months ended June 30, 2004. Our results of operations for the six months ended June 30, 2005 and June 30, 2004 reflect aggregate stock-based compensation expense of $1.2 million and $94,000, respectively, which amounts are reflected in cost of revenues, research and development expenses, selling and marketing expenses and general and administrative expenses.

Our net loss was $0.1 million for the three months ended June 30, 2005, compared to net income of $2.4 million for the three months ended June 30, 2004. Our net income was $0.1 million for the six months ended June 30, 2005, compared to net income of $2.7 million for the six months ended June 30, 2004. Our net loss for the three months ended June 30, 2005 and our net income for the six months ended June 30, 2005 were significantly impacted by certain income tax effects that are explained in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Accounting for Income Taxes.”

Corporate Information

We were incorporated in California in August 1997 and reincorporated in Delaware in April 2005. Our principal executive offices are located at 830 East Arques Avenue, Sunnyvale, California 94085, and our telephone number is (408) 737-4600. Our web site address is www.analogictech.com. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “AnalogicTech,” “we,” “us” and “our” refer to Advanced Analogic Technologies Incorporated and its wholly-owned subsidiaries on a consolidated basis.

AnalogicTech and the AnalogicTech logo are trademarks of Advanced Analogic Technologies Incorporated. This prospectus also includes other trademarks of Advanced Analogic Technologies Incorporated and trademarks of other persons.

THE OFFERING

Common stock offered by us	9,000,000 shares

Common stock offered by the selling stockholders	1,600,000 shares

Common stock to be outstanding after this offering	40,962,052 shares

Over-allotment option	1,590,000 shares

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including working capital, sales and marketing, research and development and capital expenditures. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“AATI”

The number of shares of common stock to be outstanding after this offering is based on 31,962,052 shares outstanding as of March 31, 2005, and excludes:

•	5,033,100 shares of common stock issuable upon exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $1.04 per share;

•	104,070 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of March 31, 2005 at a weighted average exercise price of $1.14 per share;

•	54,912 shares of common stock issuable upon exercise of warrants at $0.40 per share that will expire upon completion of this offering;

•	4,500,000 shares of common stock reserved for issuance under our 2005 Equity Incentive Plan; and

•	150,000 shares of common stock reserved for issuance under our 2005 Employee Stock Purchase Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to an additional 1,590,000 shares of common stock from us to cover over-allotments;

•	a 1-for-2 reverse stock split of our outstanding capital stock prior to the effective date of this offering;

•	the filing of our amended and restated certificate of incorporation prior to completion of this offering; and

•	the conversion of each outstanding share of our Series A, Series B, Series C and Series E preferred stock into one share of common stock, and the conversion of each outstanding share of our Series D preferred stock into 1.02 shares of common stock, upon completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for each of the two years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2004 and 2005, and the actual summary consolidated balance sheet data as of March 31, 2005, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,						Three Months Ended March 31,
	2000	2001	2002	2003	2004		2004	2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$58	$954	$9,681	$26,478	$51,345		$9,493	$14,272
Cost of revenues (including stock-based compensation expense of $0, $0, $0, $0, $42, $0 and $25 in 2000, 2001, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	33	1,621	6,842	12,781	19,115		3,874	5,395

Gross profit	25	(667)	2,839	13,697	32,230		5,619	8,877
Operating expenses:
Research and development (including stock-based compensation expense of $30, $33, $0, $0, $300, $27 and $187 in 2000, 2001, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	3,850	7,041	5,440	7,104	14,306		3,136	4,448
Sales and marketing (including stock-based compensation expense of $0, $0, $0, $0, $87, $5 and $106 in 2000, 2001, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	492	1,944	2,586	3,556	7,072		1,477	2,394
General and administrative (including stock-based compensation expense of $0, $0, $27, $0, $489, $10 and $266 in 2000, 2001, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	973	1,298	857	1,935	4,169		688	1,651

Total operating expenses	5,315	10,283	8,883	12,595	25,547		5,301	8,493

Income (loss) from operations	(5,290)	(10,950)	(6,044)	1,102	6,683		318	384
Other income (expense):
Interest and other income	428	522	52	24	157		28	108
Interest and other expense	—	—	(43)	(203)	(43)		(1)	(14)

Total other income (expense), net	428	522	9	(179)	114		27	94

Income (loss) before income taxes	(4,862)	(10,428)	(6,035)	923	6,797		345	478
Provision (benefit) for income taxes	—	37	36	50	(8,381)		15	239

Net income (loss)	$(4,862)	$(10,465)	$(6,071)	$873	$15,178		$330	$239

Basic income (loss) per common share	$(2.84)	$(4.82)	$(2.63)	$0.35	$3.43	†	$0.10	$0.04
Shares used in basic net income (loss) per common share	1,713	2,169	2,309	2,505	4,420	†	3,399	6,368	†
Diluted net income (loss) per common share	$(2.84)	$(4.82)	$(2.63)	$0.04	$0.46		$0.01	$0.01
Shares used in diluted net income (loss) per common share	1,713	2,169	2,309	22,248	33,214		30,378	35,594

†	As restated. See Note 1 of Notes to Consolidated Financial Statements.

The following presents our summary consolidated balance sheet data as of March 31, 2005, on an actual basis and on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock, the exercise of warrants to purchase 54,912 shares of our common stock at $0.40 per share for aggregate proceeds of $22,000 and our receipt of net proceeds from our sale of 9,000,000 shares of common stock at an assumed initial public offering price of $9.00 per share, the mid-point of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2005
		Pro Forma
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,300	$93,902
Working capital	35,688	109,290
Total assets	47,133	120,735
Convertible preferred stock	47,280	—
Total stockholders’ equity	39,838	113,440

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks, or other risks that are currently unknown or unforeseen by us, could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory.

We generally do not obtain firm, long-term purchase commitments from our customers. Because production lead times often exceed the amount of time required to fulfill orders, we often must build in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our demand forecast accuracy can be adversely affected by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, new part introductions by our competitors that lead to our loss of previous design wins, adverse changes in our product order mix and demand for our customers’ products or models. China, in particular, is an emerging market where forecasting by our distributors is not accurate, and there can be rapid changes in the distribution system and market conditions. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory which we may be unable to sell to other customers. Alternatively, if we are unable to project customer requirements accurately, we may not build enough products, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers dramatically increase their requested production quantities with little or no advance notice and after they had submitted their original order. We have on occasion been unable to fulfill these revised orders within the time period requested. Either underestimating or overestimating demand would lead to excess, obsolete or insufficient inventory, which could harm our operating results, cash flow and financial condition, as well as our relationships with our customers. For example, we recorded inventory write-downs of $0.9 million, $0.8 million and $1.9 million in the fiscal years ended 2002, 2003 and 2004, respectively.

We receive a substantial portion of our revenues from one customer and most of our revenues from a small number of customers, and the loss of, or a significant reduction in, orders from that customer or our other largest customers would adversely affect our operations and financial condition.

We receive a substantial portion of our revenues from one customer, LG Electronics Inc. of South Korea. We received an aggregate of approximately 43% of our revenues from LG in 2004, which represents an increase in our concentration of revenues compared to 2003, when LG accounted for 32% of our revenues. We anticipate that we will continue to be dependent on LG for a significant portion of our revenues in the immediate future; however, we do not have long-term contractual purchase commitments from LG, and we cannot assure you that LG will continue to be our customer. We received an aggregate of approximately 80% of our revenues from our ten largest customers in 2004. Any action by LG or any of our other largest customers that affects our orders, product pricing or vendor status could significantly reduce our revenues and harm our financial results. For example, in the fourth quarter of 2004, we experienced a 33% sequential quarterly decline in revenues from LG as a result of LG’s prior increase in inventory of our products in the third quarter in anticipation of the peak fourth-quarter buying season for the wireless handsets in which our products are primarily used by LG. In the future, our sales to LG or our other large customers will continue to be susceptible to this type of quarterly fluctuation as our customers manage their inventories, principally for seasonal variations. In particular, our customers’ increase in inventory of our products in advance of this peak buying season for wireless handsets often leads to sequentially lower sales of our products in the first calendar quarter and, potentially, late in the fourth calendar quarter. In addition, while in the past the principal LG divisions that purchase our products have been separately responsible for purchasing, inventory and other supply chain logistics, these functions of these divisions are undergoing a consolidation, which could lead to further fluctuations in our sales as LG develops consolidated ordering patterns. This consolidation will reduce our ability to forecast orders from LG because we will no longer be receiving orders directly from the LG divisions using our products. In addition, we will be required to supply inventory to a centralized location based on a forecast provided by LG for the ensuing 30 days on a consolidated basis, which will require us to incur the cost of producing materials in advance of receiving a purchase commitment from LG. If LG does not purchase the inventory that was forecasted, we will be required to find alternative customers for the inventory and we may be unsuccessful in doing so at acceptable prices or at all, which would require us to write down or write off the inventory supplied by us to LG’s centralized location. Furthermore, this consolidation will require us to adapt our enterprise resource planning and other information systems to interface with LG’s purchasing systems and any failure to do so could impact our ability to process orders and ship goods to LG. Because our largest customers account for such a significant part of our business, the loss of, or a decline in sales to, any of our major customers would negatively impact our business.

Our operating results have fluctuated in the past and we expect our operating results to continue to fluctuate.

Our revenues are difficult to predict and have varied significantly in the past from period to period. We expect our revenues and expense levels to continue to vary in the future, making it difficult to predict our future operating results. In particular, we experience seasonality and variability in demand for our products as our customers manage their inventories. Our customers tend to increase inventory of our products in anticipation of the peak fourth quarter buying season for the mobile consumer electronic devices in which our products are used, which often leads to sequentially lower sales of our products in the first calendar quarter and, potentially, late in the fourth calendar quarter.

Additional factors that could cause our results to fluctuate include:

•	the forecasting, scheduling, rescheduling or cancellation of orders by our customers, particularly in China and other emerging markets;

•	liquidity and cash flow of our distributors and end-market customers;

•	changes in manufacturing costs, including wafer, test and assembly costs, and manufacturing yields, product quality and reliability;

•	the timing and availability of adequate manufacturing capacity from our manufacturing suppliers;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	the timing, performance and pricing of new product introductions by us and by our competitors;

•	general economic conditions in the countries where we operate or our products are used;

•	changes in exchange rates, interest rates, tax rates and tax withholding;

•	geopolitical stability, especially affecting China, Taiwan and Asia in general; and

•	costs associated with litigation, especially related to intellectual property.

Unfavorable changes in any of the above factors, most of which are beyond our control, could significantly harm our business and results of operations.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost effective basis. A fundamental shift in technologies in any of our product markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues and a loss of design wins to our competitors. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	effective marketing, sales and service;

•	timely and efficient completion of process design and device structure improvements and implementation of manufacturing, assembly and test processes; and

•	the quality, performance and reliability of the product.

If we fail to introduce new products or penetrate new markets, our revenues will likely decrease over time and our financial condition could suffer.

Our products must meet exacting specifications, and defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability claims.

Our customers generally establish demanding specifications for quality, performance and reliability that our products must meet. Integrated circuits, or ICs, as complex as ours often encounter development delays and may contain undetected defects or failures when first introduced or after commencement of commercial shipments, which might require product replacement or recall. For example, in 2003 one of our low-dropout linear regulator products that we had been shipping for two years developed unacceptably high failure rates, which caused us to direct our engineering personnel from other priorities to redesign the product. If defects and failures occur in our products during the design phase or after, we could experience lost revenues, increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, or product returns or discounts, any of which would harm our operating results. We cannot assure you that we will have sufficient resources, including any available insurance, to satisfy any asserted claims.

The nature of the design process requires us to incur expenses prior to earning revenues associated with those expenses, and we will have difficulty selling our products if system designers do not design our products into their electronic systems.

We devote significant time and resources in working with our customers’ system designers to understand their future needs and to provide products that we believe will meet those needs. If a customer’s system designer initially chooses a competitor’s product for a particular electronic system, it becomes significantly more difficult for us to sell our products for use in that electronic system because changing suppliers can involve significant cost, time, effort and risk for our customers.

We often incur significant expenditures in the development of a new product without any assurance that our customers’ system designers will select our product for use in their electronic systems. We often are required to anticipate which product designs will generate demand in advance of our customers expressly indicating a need for that particular design. In some cases, there is minimal or no demand for our products in our anticipated target applications. For example, in 2000, we created a USB hub protection device that we believed would be used in flat panel monitors; however, our customers’ products have not evolved as we expected, and consequently we have not generated significant customer demand for this product to date. Even if our products are selected by our customers’ system designers, a substantial period of time will elapse before we generate revenues related to the significant expenses we have incurred. The reasons for this delay generally include the following elements of our product sales and development cycle timeline and related influences:

•	our customers usually require a comprehensive technical evaluation of our products before they incorporate them into their electronic systems;

•	it can take up to 12 months from the time our products are selected to complete the design process;

•	it can take an additional six to 12 months or longer to complete commercial introduction of the electronic systems that use our products, if they are introduced at all;

•	original equipment manufacturers typically limit the initial release of their electronic systems to evaluate performance and consumer demand; and

•	the development and commercial introduction of products incorporating new technology are frequently delayed.

We estimate that the overall sales and development cycle timeline of an average product is approximately 16 months.

Additionally, even if system designers use our products in their electronic systems, we cannot assure you that these systems will be commercially successful. As a result, we are unable to accurately forecast the volume and timing of our orders and revenues associated with any new product introductions.

Because we receive a substantial portion of our revenues through distributors, their financial viability and ability to access the capital markets could impact our ability to continue to do business with them and could result in lower revenues, which could adversely affect our operating results and our customer relationships.

We obtain a portion of our revenues through sales to distributors located outside of North America who act as our fulfillment representatives. In 2004, sales to distributors accounted for 40% of our revenues. In the normal course of their operation as fulfillment representatives, these distributors typically perform functions such as order scheduling, shipment coordination, inventory stocking, payment and collections and, when applicable, currency exchange between purchasers of our products and these distributors. Our distributors’ compensation for these functions is reflected in the price of the products we sell to these distributors. Many of our current distributors also serve as our sales representatives procuring orders for us to fill directly. If these distributors are unable to pay us in a timely manner or if we anticipate that they will not pay us, we may elect to withhold future shipments, which could adversely affect our operating results. For example, during the fourth quarter of 2004, a number of our distributors in China delayed payments to us, generally due to an unanticipated regional increase in restrictions on credit. As a result of these liquidity concerns, we limited our sales to these distributors, which adversely affected our revenues and operating results in the fourth quarter of 2004. If one of our distributors experiences severe financial difficulties, becomes insolvent or declares bankruptcy, we could lose product inventory held by that distributor and we could be required to write off the value of any receivables owed to us by that distributor. We could also be required to record bad debt expense in excess of our reserves. For example, in the first quarter of 2005, we noticed a slowing in the payment pattern of our largest distributor, EPCO Technology Co., Ltd., and it became apparent that EPCO had serious financial problems. As a result, we recorded a bad debt expense of $0.1 million in the fourth quarter of 2004. We have since ceased doing business with EPCO, from which we received approximately 7% of our revenues in 2004, and have engaged a replacement distributor. In the future, we may not be successful in recognizing these indications or in finding replacement distributors in a timely manner, or at all, which could harm our operating results, cash flow and financial condition.

Our distributor arrangements often require us to accept product returns and to provide price protection, which could harm our operating results or, if we fail to take these steps, could harm our relationship with these distributors and lead to a loss of revenues.

A substantial portion of our sales are made through third-party distribution arrangements, which include stock rotation rights that generally permit the return of up to 5% and, in the case of one customer, 8%, of the previous six months’ purchases. We also may be obligated to repurchase unsold products from a distributor if we decide to terminate our relationship with that distributor. Our arrangements with our distributors typically also include price protection provisions if we reduce our list prices. We record estimated returns at the time of shipment, and we record reserves for price protection at the time we decide to reduce our list prices. In the future, we could receive returns or claims that are in excess of our estimates and reserves, which could harm our operating results. A terminated relationship with a distributor could result in a temporary or permanent loss of revenues, until a replacement sales channel can be established to service the affected end-user customers. We may not be successful in finding suitable alternative distributors and this could adversely affect our ability to sell in certain locations or to certain end-user customers.

We have a limited operating history, and we may have difficulty accurately predicting our future revenues for the purpose of appropriately budgeting and adjusting our expenses.

We were incorporated in 1997, commenced operations in 1998 and generated only nominal revenues prior to 2001. We did not become profitable until 2003. We therefore have only a short history from which to predict future revenues and an even shorter history of managing profitability. Our limited operating experience, a dynamic and rapidly evolving market in which we sell our products, our dependence on a limited number of customers, as well as numerous other factors beyond our control, impede our ability to forecast quarterly and annual revenues accurately. As a result, we could experience budgeting and cash flow management problems, unexpected fluctuations in our results of operations and other difficulties, any of which could make it difficult for us to maintain profitability and could increase the volatility of the market price of our common stock.

If consumer demand for mobile consumer electronic devices declines, our revenues will decrease.

Our products are used primarily in the mobile consumer electronic devices market. For the foreseeable future, we expect to see the significant majority of our revenues continue to come from this market, especially in wireless handsets. If consumer demand for these products declines, our revenues will decrease. If we are unsuccessful in identifying alternative markets for our products in a timely manner, our operating results will suffer dramatically.

The average selling price of our products may decline, or a change in the mix of product orders may occur, either of which could reduce our gross margins.

During a power management product’s life, its average selling price tends to decrease for a particular application. As a result, to maintain gross margins on our products, we must continue to identify new applications for our products, reduce manufacturing costs for our existing products and introduce new products. If we are unable to identify new, high gross margin applications for our existing products, reduce our production costs or sell new, high gross margin products, our gross margins will suffer. A sustained reduction in our gross margins could harm our future operating results, cash flow and financial condition, which could lead to a significant drop in the price of our common stock.

Substantially all of our customers and operations are located in Asia, which subjects us to additional risks, including regionalized economic influences, logistical complexity, political instability and currency fluctuations.

We conduct, and expect to continue to conduct, almost all of our business with companies that are located outside the United States. Based on ship-to locations, we derived approximately 99% of our revenues in 2004 from customers outside of the United States, and approximately 95% of our revenues in 2004 came from customers in Asia, particularly South Korea, Taiwan and China. A vast majority of our contract manufacturing operations are located in South Korea, Taiwan, Malaysia and China. As a result of our international focus, we face several challenges, including:

•	increased complexity and costs of managing international operations;

•	longer and more difficult collection of receivables;

•	political and economic instability;

•	limited protection of our intellectual property;

•	unanticipated changes in local regulations, including tax regulations;

•	timing and availability of import and export licenses; and

•	foreign currency exchange fluctuations relating to our international operating activities.

We are also more susceptible to the regionalized economic impact of health crises. For example, we believe that our second quarter 2003 results of operations were significantly harmed by the Severe Acute Respiratory Syndrome, or SARS, epidemic experienced in Asia during that time, which reduced demand for our products by our customers in Asia. Because we anticipate that we will continue to rely heavily on foreign companies or U.S. companies operating in Asia for our future growth, the above risks and issues that we do not currently anticipate could adversely affect our ability to conduct business and our results of operations.

Any increase in the manufacturing cost of our products could reduce our gross margins and operating profit.

The semiconductor business exhibits ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and operating profit. For example, if we do not incorporate the partially fabricated wafers held for us by our suppliers into our products in a timely fashion, we may still become obligated to purchase these materials, which may reduce our gross margins. We do not have many long-term supply agreements with our manufacturing suppliers and, consequently, we may not be able to obtain price reductions or anticipate or prevent future price increases from our suppliers.

We outsource our wafer fabrication, testing, packaging, warehousing and shipping operations to third parties, and rely on these parties to produce and deliver our products according to requested demands in specification, quantity, cost and time.

We rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, wafer probe, wafer thinning, assembly, final test, warehousing and shipping. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. Any problems with our manufacturing supply chain could adversely impact our ability to ship our products to our customers on time and in the quantity required, which in turn could cause an unanticipated decline in our sales and possibly damage our customer relationships.

Our products are manufactured at a limited number of locations. If we experience manufacturing problems at a particular location, we would be required to transfer manufacturing to a backup supplier. Converting or transferring manufacturing from a primary supplier to a backup fabrication facility could be expensive and could take as long as six to 12 months. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that can be modified to the required product specifications. We do not seek to maintain sufficient inventory to address a lengthy transition period because we believe it is uneconomical to keep more than minimal inventory on hand. As a result, we may not be able to meet customer needs during such a transition, which could delay shipments, cause a production delay or stoppage for our customers, result in a decline in our sales and damage our customer relationships.

In addition, a significant portion of our sales is to customers that practice just-in-time order management from their suppliers, which gives us a very limited amount of time in which to process and complete these orders. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships and damage our reputation in the marketplace, any of which could harm our business, results of operations and financial condition.

The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain specialized technical and management talent could impair our ability to grow our business.

The loss of services of one or more of our key personnel could seriously harm our business. In particular, our ability to define and design new products, gain new customers and grow our business depends on the continued contributions of Richard K. Williams, our President, Chief Executive Officer and Chief Technical Officer, as well as our senior level sales, operations, technology and engineering personnel. Our future growth will also depend significantly on our ability to recruit and retain qualified and talented managers and engineers, along with key manufacturing, quality, sales and marketing staff members. There remains intense competition for these individuals in our industry, especially those with power and analog semiconductor design and applications expertise. We cannot assure you we will be successful in finding, hiring and retaining these individuals. If we are unable to recruit and retain such talent, our product and technology development, manufacturing, marketing and sales efforts could be impaired.

We compete against companies with substantially greater financial and other resources, and our market share or gross margins may be reduced if we are unable to respond to competitive challenges effectively.

The analog, mixed-signal, or analog with digital, and power management semiconductor industry in which we operate is highly competitive and dynamic, and we expect it to remain so. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the power management needs of our customers’ next-generation products and applications. We compete with numerous domestic and international semiconductor companies, many of which have greater financial and other resources with which to pursue marketing, technology development, product design, manufacturing, quality, sales and distribution of their products.

We consider our primary competitors to be Maxim Integrated Products, Inc., Linear Technology Corporation, Texas Instruments Incorporated, Semtech Corporation and National Semiconductor Corporation. We expect continued competition from existing suppliers as well as from new entrants into the power management semiconductor market. Our ability to compete depends on a number of factors, including:

•	our success in identifying new and emerging markets, applications and technologies, and developing power management solutions for these markets;

•	our products’ performance and cost effectiveness relative to that of our competitors’ products;

•	our ability to deliver products in large volume on a timely basis at a competitive price;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our ability to recruit application engineers and designers; and

•	our ability to protect our intellectual property.

We cannot assure you that our products will compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by our existing competitors or new companies entering this market.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We have in the past received, and expect that in the future we may receive, communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	incur significant legal expenses;

•	pay damages to the party claiming infringement;

•	redesign those products that contain the allegedly infringing intellectual property; and

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

We are currently involved in a lawsuit initiated by Siliconix incorporated in which Siliconix has alleged that certain of our TrenchDMOS products infringe three patents held by Siliconix. Although this case has been stayed by the court hearing the case pending a reexamination of two of the Siliconix patents at issue by the U.S. Patent and Trademark Office, we have already incurred significant legal expenses related to our defense. Although we do not believe that our TrenchDMOS products infringe the Siliconix patents at issue, if these products are found by a court to infringe, then we would be unable to continue to sell these products in the United States. Sales of our products in the Unites States that Siliconix claims infringe its U.S. patents are minimal, and sales of all of our TrenchDMOS products worldwide represent less than 2% of our revenues. As a result, we believe that any decision in this case, even if favorable to Siliconix, is unlikely to have a material adverse impact on our revenues, financial condition, results of operations or cash flows. Any significant impairment of our intellectual property rights from any litigation we face could harm our business and our ability to compete.

Our failure to protect our intellectual property rights adequately could impair our ability to compete effectively or to defend ourselves from litigation, which could harm our business, financial condition and results of operations.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies and know-how. While we have been issued 12 patents in the United States and five patents internationally as of March 31, 2005 and have additional patent applications pending, the rights granted to us may not be meaningful or provide us with any commercial advantage. For example, these patents could be challenged or circumvented by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Our foreign patent protection is generally not as comprehensive as our U.S. patent protection and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell products.

Monitoring unauthorized use of our intellectual property is difficult and costly. It is possible that unauthorized use of our intellectual property may occur without our knowledge. We cannot assure you that the steps we have taken will prevent unauthorized use of our intellectual property. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations, and could harm our business, results of operations and financial condition. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us.

We do not expect to sustain our recent growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our revenues have increased from approximately $1.0 million in 2001 to $51.3 million in 2004. We do not expect to achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline.

We have also grown from 110 employees on January 1, 2004 to 183 employees on March 31, 2005, with many located in regional and international offices. Our international growth may subject us to income and transaction taxes in the United States and in multiple foreign locations. Our future effective tax rates could be affected by changes in our foreign tax estimates and liabilities, or changes in tax laws or the interpretation of such tax laws. If additional taxes are assessed against us, our operating results or financial condition could be materially affected.

Our expansion has placed a significant strain on our management, personnel, systems and resources. Any future expansion is likely to result in additional strain on our managerial infrastructure. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively:

•	recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering, and applications engineering;

•	implement and improve our administrative, financial and operational systems, procedures and controls; and

•	enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products, our introduction of derivative products may be delayed and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures.

The cyclical nature of the semiconductor industry, which has historically demonstrated significant and prolonged downturns, could impact our operating results, financial condition and cash flows.

The semiconductor industry has historically exhibited cyclical behavior which at various times has included significant downturns in customer demand. These conditions have caused significant variations in product orders and production capacity utilization, as well as price erosion. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenues. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition.

Our business may be adversely impacted if our end customers cannot obtain sufficient supplies of other components in their products to meet their production projections and target quantities.

Our power management products are used by our customers in conjunction with a number of other components such as digital integrated circuits, baseband processors, microcontrollers and digital signal processors. If for any reason our customers incur a shortage of any component, their ability to produce the forecasted quantity of their end product or model may be adversely affected and our product sales would decline until such shortage is remedied. Such a situation could harm our operating results, cash flow and financial condition.

We, our manufacturing suppliers and our end customers operate facilities located in regions subject to earthquakes and other natural disasters.

Our corporate headquarters in Sunnyvale, California, our operations office in Chupei, Taiwan, and the production facilities of one of our wafer fabrication suppliers and several of our assembly and test suppliers in Hsinchu and across Taiwan are located near seismically active regions and are subject to periodic earthquakes. We do not maintain earthquake insurance and our business could be damaged in the event of a major earthquake or other natural disaster.

In addition to risks in our operations from natural disasters, our customers are also subject to these risks. Any disaster impacting our customers could result in loss of orders, delay of business and temporary regional economic recessions. For example, we believe that our second quarter 2003 results of operations were significantly harmed by the SARS epidemic experienced in Asia during that time, which reduced demand for our products by our customers in Asia. The occurrence of any of these or other disasters could harm our business, financial condition and results of operations.

A failure of our information systems would adversely impact our ability to process orders for and manufacture products.

We operate a multinational business enterprise with manufacturing, administration and sales groups located in Asia, Europe and the United States. These disparate groups are connected by a virtual private network-based enterprise resource planning system, where daily manufacturing operations and order entry functions rely on maintaining a reliable network among locations. In addition, our enterprise resource planning system must be adapted to interface with LG’s consolidated procurement systems and any failure to do so could impact our ability to process orders and ship goods to LG. Any failure of our computer network or our enterprise resource planning system would impede our ability to schedule orders, monitor production work in process and ship and bill our finished goods to our customers.

Any acquisitions we make could disrupt our business and harm our financial condition.

In the future, we may choose to acquire companies that are complementary to our business, including for the purpose of expanding our new product design capacity, introducing new design, market or application skills or enhancing and expanding our existing product lines. In connection with any such future acquisitions, we may need to use a significant portion of our available cash, issue additional equity securities which would dilute current stockholders’ percentage ownership and incur substantial debt or contingent liabilities. Such actions could adversely impact our operating results and the market price of our common stock. In addition, difficulties in assimilating any acquired workforce, merging operations or avoiding unplanned attrition could disrupt or harm our business.

When we are required to expense employee stock options, it will significantly reduce our net income in future periods.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, or SFAS 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. We expect the accounting provisions of SFAS 123R to be effective for our quarter beginning January 1, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We have not yet quantified the effects of the adoption of SFAS 123R, but we expect that the new standard will result in significant stock-based compensation expense. This expense could exceed the expense we currently record for our stock-based compensation plans and correspondingly reduce our net income in future periods.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq National Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

Risks Related to this Offering

There has been no prior trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and representatives of the underwriters and might not be indicative of the market price of our common stock after this offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could fall short of the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price is substantially higher than the prices paid for our common stock in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $6.23 per share in the net tangible book value per share from the price you pay for our common stock at the assumed initial public offering price of $9.00, the mid-point of the range on the cover of this prospectus. If the holders of outstanding stock options and warrants exercise those securities, you will incur additional dilution.

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately 40,962,052 shares of common stock outstanding. All of the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. Our directors, officers and securityholders will be subject to lock-up agreements described under the caption “Shares Eligible for Future Sale.” Subject to the volume and other restrictions under Rules 144 and 701 under the

Securities Act, the 30,362,052 remaining shares, or approximately 74.1%, of our common stock outstanding after this offering will be available for sale following the expiration of these lock-up agreements. These lock-up agreements expire 180 days after the date of this prospectus, subject to a potential extension of up to 34 additional days under certain circumstances.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors and executive officers and their affiliates will beneficially own approximately 19.9% of our common outstanding stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors, or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock;

•	the elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•	the required approval of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws, or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent in lieu of a meeting; and

•	the required approval of at least two-thirds of the shares entitled to vote at an election of directors to remove directors without cause.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors are willing to pay for shares of our common stock in the future, and potentially result in the market price being lower than they would without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses, sales and operations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing;

•	our ability to anticipate the future needs of our customers;

•	our plans for future products and enhancements of existing products;

•	our growth strategy elements;

•	our intellectual property;

•	our anticipated trends and challenges in the markets in which we operate; and

•	our ability to attract customers.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

This prospectus also contains statistical data that we obtained from industry publications and reports generated by International Data Corporation, or IDC, iSuppli Corporation, or iSuppli, and Global Insight Inc. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $73.6 million from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $9.00 per share, the mid-point of the range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $13.3 million.

The principal purposes for this offering are to increase our working capital, create a public market for our common stock, provide liquidity for our existing stockholders, improve our ability to access the capital markets in the future and for general corporate purposes. We may spend a portion of the net proceeds on sales and marketing activities, on research and development activities, general and administrative matters and on capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain rights to such complementary technologies. We have no commitments with respect to any such acquisitions or investments.

The amounts and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our product development efforts, sales and marketing activities, technological advances and competitive pressures. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities. We have implemented and maintain a prescribed investment policy in regards to our cash investments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business. In addition, our loan and security agreement prohibits us from paying dividends to holders of our common stock. Any future determination to pay dividends on our common stock will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the conversion of all outstanding shares of our preferred stock into shares of common stock and (ii) the exercise of warrants to purchase 54,912 shares of our common stock at $0.40 per share for aggregate proceeds of $22,000; and

•	on a pro forma as adjusted basis to reflect (i) the conversion of all outstanding shares of our preferred stock into shares of common stock, (ii) the exercise of warrants to purchase 54,912 shares of our common stock at $0.40 per share for aggregate proceeds of $22,000 and (iii) our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $9.00 per share, the mid-point of the range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes, each appearing elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 50,940,973 shares authorized, 24,450,633 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$25	$—	$—
Common stock, $0.001 par value; 121,666,517 shares authorized, 7,334,548 shares issued and outstanding, actual; 121,666,517 shares authorized, 32,016,964 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 41,016,964 shares issued and outstanding, pro forma as adjusted	7	32	41
Additional paid-in capital	57,903	57,925	131,496
Deferred stock compensation	(7,108)	(7,108)	(7,108)
Accumulated other comprehensive loss	(445)	(445)	(445)
Accumulated deficit	(10,544)	(10,544)	(10,544)

Total stockholders’ equity	39,838	39,860	113,440

Total capitalization	$39,838	$39,860	$113,440

The number of pro forma and pro forma as adjusted shown as issued and outstanding in the table is based on 32,016,964 shares of our common stock outstanding as of March 31, 2005, assuming the exercise of warrants to purchase 54,912 shares of our common stock described above, and excludes:

•	5,033,100 shares of common stock issuable upon exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $1.04 per share;

•	104,070 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of March 31, 2005 at a weighted average exercise price of $1.14 per share;

•	4,500,000 shares of common stock to be reserved for issuance under our 2005 Equity Incentive Plan; and

•	150,000 shares of common stock to be reserved for issuance under our 2005 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of March 31, 2005, our pro forma net tangible book value was $39.9 million, or $1.24 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2005, after giving effect to the conversion of our preferred stock into common stock and the assumed exercise of warrants to purchase 54,912 shares of common stock at $0.40 per share for aggregate proceeds of $22,000 upon completion of this offering. After giving effect to our sale in this offering of 9,000,000 shares of our common stock at an assumed initial public offering price of $9.00 per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2005 would have been $113.4 million, or $2.77 per share of our common stock. This represents an immediate increase of net tangible book value of $1.53 per share to our existing stockholders and an immediate dilution of $6.23 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$9.00
Pro forma net tangible book value per share as of March 31, 2005, before giving effect to this offering	$1.24
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.53

Pro forma net tangible book value per share after giving effect to this offering		2.77

Dilution in pro forma net tangible book value per share to investors in this offering		$6.23

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $2.97 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $6.03 per share.

The following table summarizes, as of March 31, 2005, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock and the assumed exercise of warrants to purchase 54,912 shares of common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $9.00 per share, the mid-point of the range on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	32,016,964	78.1%	$49,188,000	37.8%	$1.54
New investors	9,000,000	21.9	81,000,000	62.2	9.00

Total	41,016,964	100.0%	$130,188,000	100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 75.1% and our new investors would own 24.9% of the total number of shares of our common stock outstanding upon completion of this offering.

The above discussion and table assume no exercise of stock options or additional warrants outstanding as of March 31, 2005, including 5,033,100 shares of common stock issuable upon exercise of options at a weighted average exercise price of $1.04 per share and 104,070 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $1.14 per share. If all of these options and warrants were exercised, then our existing stockholders, including the holders of these options and warrants, would own 80.5% and our new investors would own 19.5% of the total number of shares of our common stock outstanding upon completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the two years ended December 31, 2000 and 2001, and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2004 and 2005, and the selected consolidated balance sheet data as of March 31, 2005, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,						Three Months Ended March 31,
	2000	2001	2002	2003	2004		2004	2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$58	$954	$9,681	$26,478	$51,345		$9,493	$14,272
Cost of revenues (including stock-based compensation expense of $0, $0, $0, $0, $42, $0 and $25 in 2000, 2001, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	33	1,621	6,842	12,781	19,115		3,874	5,395

Gross profit	25	(667)	2,839	13,697	32,230		5,619	8,877
Operating expenses:
Research and development (including stock-based compensation expense of $30, $33, $0, $0, $300, $27 and $187 in 2000, 2001, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	3,850	7,041	5,440	7,104	14,306		3,137	4,448
Sales and marketing (including stock-based compensation expense of $0, $0, $0, $0, $87, $5 and $106 in 2000, 2001, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	492	1,944	2,586	3,556	7,072		1,476	2,394
General and administrative (including stock-based compensation expense of $0, $0, $27, $5, $489, $10 and $266 in 2000, 2001, 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	973	1,298	857	1,935	4,169		688	1,651

Total operating expenses	5,315	10,283	8,883	12,595	25,547		5,301	8,493

Income (loss) from operations	(5,290)	(10,950)	(6,044)	1,102	6,683		318	384
Other income (expense):
Interest and other income	428	522	52	24	157		28	108
Interest and other expense	—	—	(43)	(203)	(43)		(1)	(14)

Total other income (expense), net	428	522	9	(179)	114		27	94

Income (loss) before income taxes	(4,862)	(10,428)	(6,035)	923	6,797		345	478
Provision (benefit) for income taxes	—	37	36	50	(8,381)		15	239

Net income (loss)	$(4,862)	$(10,465)	$(6,071)	$873	$15,178		$330	$239

Basic income (loss) per common share	$(2.84)	$(4.82)	$(2.63)	$0.35	$3.43	†	$0.10	$0.04
Shares used in basic net income (loss) per common share	1,713	2,169	2,309	2,505	4,420	†	3,399	6,368	†
Diluted net income (loss) per common share	$(2.84)	$(4.82)	$(2.63)	$0.04	$0.46		$0.01	$0.01
Shares used in diluted net income (loss) per common share	1,713	2,169	2,309	22,248	33,214		30,378	35,594

†	As restated. See Note 1 of Notes to Consolidated Financial Statements.

	December 31,					March 31, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,239	$7,634	$1,912	$14,262	$21,705	$20,300
Working capital	15,275	7,901	1,652	18,269	34,792	35,688
Total assets	16,895	12,079	7,962	24,458	44,989	47,133
Convertible preferred stock	26,052	29,524	29,524	45,037	47,280	47,280
Total stockholders’ equity	16,016	9,128	3,097	19,690	38,953	39,838

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a supplier of power management semiconductors for mobile consumer electronic devices, such as wireless handsets, notebook computers, smartphones, digital cameras and digital audio players. Our products perform functions such as lighting electronic displays, converting or controlling voltages or current within systems and managing power consumption and battery life. Our products are also used in applications outside of our targeted markets, including point-of-sale terminals, computer peripherals, wireless and cable modems, flat-panel displays, TVs, monitors, set top boxes and other home entertainment devices.

We were incorporated in 1997 and commenced operations in 1998. From 1998 to 2000, we were primarily involved in developing our technology, recruiting personnel and raising capital. Since 2001, we have focused on delivering products for what we believe to be large and high-growth market opportunities. However, we operate in the semiconductor industry, which is cyclical and has experienced significant fluctuations, and our revenues are impacted by these broad industry trends. We operate as a fabless semiconductor company, working with third parties to manufacture and assemble our integrated circuits, or ICs, rather than manufacturing them ourselves. This business model has enabled us to reduce our capital expenditures and fixed costs, while focusing our engineering and design resources on our core strengths. We believe this model also reduces the impact on our business of seasonality, cyclicality and fluctuations in demand.

We have developed and introduced over 400 new products since 2000. We currently derive a majority of our revenues from sales of our ChargePump product family, which is primarily used for driving white LED backlighting of color displays. In the future, we intend to derive an increasing percentage of our revenues from other product families, such as switching regulator ICs, lithium-ion battery charger ICs and power system-on-chip integrated multifunction power products, or Power SOCs.

We are often required to anticipate what product designs will garner widespread customer demand, and we undertake significant product development efforts well in advance of a product’s release, usually in advance of any of our customers expressly indicating demand for the product. Our product development efforts typically take from six months to two years until a production release, depending on the product’s complexity. We also develop new process technologies, such as our proprietary ModularBCD process, that we believe will be critical in our development and production of certain new product families. Process technology development is subject to similar timing risks, which can in turn delay development of new product families that rely on these new processes.

As a result of the length of our development and sales cycle, our revenues for any period generally are weighted toward products introduced for sale in the prior one to two years. For example, in 2004, we generated a majority of our revenues from products introduced in 2003 and 2002. Accordingly, we expect that the majority of our revenues in 2006 may be dependent on products that we have only recently developed or that we may not yet have developed or introduced. In this regard, our present revenues are not necessarily representative of future sales because our future sales are likely to be comprised of a different mix of products.

We sell our products through our direct sales and applications support organization to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, and contract electronics manufacturers, as well as through arrangements with distributors that fulfill third-party orders for our products. Many of our current distributors also serve as our sales representatives procuring orders for us to fill directly. We receive a substantial portion of our revenues from a small number of customers. We received an aggregate of approximately 85% and 80% of our revenues from our ten largest customers for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively. Our largest direct customer in 2004 was LG Electronics Inc., or LG, which accounted for 43% of our revenues. Our sales to LG in 2004 were divided among a number of LG product groups and divisions, including LG’s CDMA handset group, which accounted for 25% of our revenues, and LG’s UMTS handset group, which accounted for 13% of our revenues. No single distributor, ODM or contract electronics manufacturer accounted for 10% or more of our revenues in 2004. Distributors, ODMs and contract electronics manufacturers serve as a channel to many end users of our products and accounted for 54% of our revenues in 2004, while end users of our products purchasing from us directly accounted for 46% of our revenues in 2004. In the first quarter of 2005, we noticed a slowing in the payment pattern of our largest distributor, EPCO, and it became apparent that EPCO had serious financial problems. As a result, we recorded a bad debt expense of $0.1 million in the fourth quarter of 2004. We have since ceased doing business with EPCO, from which we received approximately 7% of our revenues in 2004, and have engaged a replacement distributor.

It is difficult for us to forecast the demand for our products, in part because of the highly complex supply chain between us and the consumer end users of the mobile consumer electronic devices that incorporate our products. Consumer demand for new features changes rapidly. Parties such as wireless service providers directly respond to and influence these consumer preferences through device selection and orders to the OEMs for these devices. Distributors, ODMs and contract electronics manufacturers often add an additional layer of complexity between us and consumer end users. As a result, we must forecast demand not only from our customers, but also from other participants in this multi-level distribution channel. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our relationship with these customers. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory. For example, in 2004, we recorded an inventory write-down of $1.9 million because our forecast of demand in early 2004 proved to be optimistic and a significant portion of these newly manufactured products ended up with no forecasted demand in the second half of 2004. In addition, if we do not incorporate the partially fabricated wafers held for us by our suppliers into our products in a timely fashion, we may still become obligated to purchase these materials, which may reduce our gross margins.

In the future, we expect our sales to LG and our other large customers to continue to be susceptible to quarterly fluctuation as our customers manage their inventories for seasonal variations and other reasons. For example, in the fourth quarter of 2004, we experienced a 33% sequential quarterly decline in revenues from LG as a result of LG’s prior increase in inventory of our products in the third quarter in anticipation of the peak fourth-quarter buying season for the mobile consumer electronic devices in which our products are used. In addition, while each of LG’s CDMA handset group and UMTS handset group is responsible for its own handset designs, the purchasing, inventory and other supply chain logistics functions of these two divisions are undergoing a consolidation, which could lead to further fluctuations in our sales as LG develops consolidated ordering patterns. This consolidation will reduce our ability to forecast orders from LG because we will no longer be receiving orders directly from the LG divisions using our products. In addition, as part of this supply chain restructuring that began in the quarter ended March 31, 2005, LG required its suppliers to place inventory at a central supply hub that supplies all of LG’s divisions. The inventory in LG’s hub remains the suppliers’ property until LG pulls the inventory from the hub. Prior to LG’s initiation of the hub structure, the products that we shipped to LG became LG’s property—and we recognized revenue with respect to those products—immediately upon our shipment to LG. Under the LG hub structure, we do not recognize revenue with respect to products that we ship to LG’s hub until we receive a report from LG that it has pulled those products from the hub. As our products in LG’s hub will remain our inventory until LG pulls them from the hub, we have increased inventory risk as a result of the LG hub structure.

We began shipping products to LG’s hub during the quarter ended June 30, 2005. At the outset of the transition to the LG hub structure, we believe that LG used units of products that we had previously delivered to

LG under our former procedures instead of pulling units of those products from the hub. As a result, although we have shipped products to LG’s hub and LG has begun to pull a limited number of units of certain of our products from the hub, we believe that LG’s use of units of our products that we had previously delivered to LG under our former procedures instead of pulling units of those products from the hub resulted in our revenues attributable to LG being lower in the quarter ended June 30, 2005 than they would have been had LG not initiated the hub structure. We also believe that our lower revenues attributable to LG for the quarter ended June 30, 2005 are largely responsible for the relatively small increase in our overall revenues from $14.3 million for the quarter ended March 31, 2005 to $14.5 million for the quarter ended June 30, 2005. We cannot assess the length of time that the transition to the LG hub structure will adversely affect our revenues.

We derive substantially all of our revenues from sales to foreign customers, particularly in Asia. For the three months ended March 31, 2005, approximately 96% of our revenues were from sales in Asia, including approximately 62% in South Korea, 18% in Taiwan, 14% in China and 2% in Japan. In 2004, approximately 95% of our revenues were from sales in Asia, including approximately 62% in South Korea, 17% in Taiwan, 15% in China and 1% in Japan. We believe that a substantial majority of our revenues will continue to come from customers located in Asia, where most of the mobile consumer electronic devices that use our ICs are manufactured. As a result of this regional customer concentration, we have been and expect to continue to be particularly subject to economic and political events, health crises and other developments that impact our customers in Asia. For example, our sales in late 2004 were harmed by the Chinese government reducing the availability of credit to domestic businesses. China, in particular, is an emerging market where forecasting by our distributors is not accurate, and there can be rapid changes in the distribution system and market conditions. In order to limit our exposure to bad debt and late payment from distributors, we constrained sales to these customers by declining to fulfill orders, which reduced our revenues for this period. We continue to closely monitor payments owed to us by our customers who may continue to be affected by this reduced availability of credit in China. In addition, we believe that our second quarter 2003 results of operations were significantly harmed by the Severe Acute Respiratory Syndrome, or SARS, epidemic experienced in Asia during that time, which reduced demand for our products by our customers in Asia. All of our sales and substantially all of our cost of revenues are denominated in U.S. dollars. In addition, a majority of our operating expenses are incurred either in the United States or in countries with currencies that are tied to the U.S. dollar, such as China and Hong Kong. Accordingly, we believe that our overall exposure to foreign exchange risk is low.

In general, the average selling price, or ASP, of any specific product for a specific application will decline over time. However, the ASP decline is application-specific and may be mitigated by replacement with related products in the same product family and new applications utilizing essentially the same product with higher margins. For example, we developed a low-dropout linear regulator for use in a particular wireless handset, which experienced a decline in ASP as that type of device became a commodity in wireless handsets. However, we were able to use the same base circuit architecture to design other products in the same family for newer wireless handsets and other applications that could be sold at higher margins. We expect that our revenues will normally be characterized by seasonally lower sequential sales during the first quarter of a calendar year, and potentially late in the fourth quarter, because of the peak fourth quarter consumer buying season for the devices in which our products are used.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to uncollectible accounts receivable, inventories, income taxes, warranty obligations and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenues in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). SAB 104 requires that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgment regarding the determinability of the fees charged for products delivered and the collectibility of those fees. If changes in conditions cause management to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could decline.

Prior to 2003, we recognized revenues on shipments to international distributors upon resale by those distributors. Beginning in 2003, we had sufficient historical evidence with respect to returns to enable us to reasonably estimate returns and recognize revenues at the time of shipment. Our revenues for 2003 reflect the one-time effect of this change in accounting method, resulting in additional revenues recognized in the first quarter of 2003 of $1.0 million, gross profit of $0.5 million and net income of $0.5 million.

A large portion of our sales is made through distribution arrangements with third parties. These arrangements include stock rotation rights that generally permit the return of up to 5% and, in the case of one customer, 8%, of the previous six months’ purchases, and on one occasion we accepted returns in excess of these amounts. We do not intend to make such exceptions in the future. We record estimated returns at the time of shipment. Our normal payment term with our distributors is 30 days from invoice date. Our arrangements with our distributors typically include price protection provisions if we reduce our list prices. We record reserves for price protection at the time we decide to reduce our list prices. We have not experienced any significant claims pursuant to these provisions. The credits we have issued pursuant to these provisions were $11,000, $93,000, $80,000 and $15,000 for 2002, 2003, 2004 and for the three months ended March 31, 2005, respectively.

Warranty

We provide a 12-month warranty against defects in materials and workmanship and will either repair the goods, provide replacement products at no charge to the customer or refund amounts to the customer for defective products. We record estimated warranty costs, based on historical experience over the preceding 12 months by product, at the time we recognize product revenues. As the complexity of our products increases, we could experience higher warranty claims relative to sales than we have previously experienced, and we may need to increase these estimated warranty reserves.

Inventory Valuation

We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We write down inventory for obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. Because of the cyclicality of the market in which we operate, inventory levels, obsolescence of technology and product life cycles, we generally write down inventory to net realizable value based on six to nine months’ forecasted product demand and for product that is over 12 months old. Actual demand and market conditions may be lower than those that we project and this difference could have a material adverse effect on our gross margins should inventory write-downs beyond those initially recorded become necessary. Alternatively, should actual demand and market conditions be more favorable than those we estimated at the time of such a write-down, our gross margins could be favorably impacted in future periods.

Stock-Based Compensation

We account for stock-based compensation awards issued to our employees using the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or Opinion 25. Accordingly, we have recorded compensation expense for stock options granted with exercise prices less than the fair value of the underlying common stock at the option grant date. The fair value of our common stock prior to December 31, 2004 was originally estimated by our board of directors with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of the stock options, we believed our estimates of the fair value of our common stock to be reasonable. In connection with the preparation of our financial statements for the year ended December 31, 2004, we reassessed the valuations of our common stock for options granted from January 1, 2004 through December 31, 2004. We based this reassessment upon the results of a valuation of our company as of December 31, 2004 using generally accepted valuation techniques including the discounted cash flow method, the guideline company method and the similar transactions method. Although all methodologies were considered, we placed primary emphasis upon the discounted cash flow method and secondary emphasis on the guideline company method. The similar transaction method was considered, but not used as there were a limited number of representative transactions that were available from which to derive an indication of value range. Ultimately, the similar transaction method was used as a reasonableness check. The reassessment in 2004 resulted in our recording deferred stock-based compensation of $7.7 million. In connection with the preparation of our financial statements for the three months ended March 31, 2005, we reassessed the valuations of our common stock for options granted from January 1, 2005 through March 31, 2005. The reassessment during the first quarter of 2005 resulted in our recording an additional $0.7 million of deferred stock-based compensation. For the period from January 1, 2005 through March 31, 2005, we did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of the stock options, we believed our estimates of the fair value of our common stock to be reasonable. We believe that our future earnings will be a primary determinant of our future public valuation, and we have considered a range of price-to-earnings ratios of other comparable public companies to determine a potential value range for our common stock. Determining the fair value of our common stock requires us to make complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates. In addition, we have lower revenues and a shorter track record of profitability than most of the public companies we considered as comparables in our reassessment of common stock valuations for the three months ended March 31, 2005. Although it is reasonable to expect that the completion of our planned initial public offering will add value to the shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with any precision or certainty.

Deferred stock-based compensation based on outstanding stock options at March 31, 2005 is approximately $7.1 million. We expect to record aggregate amortization of stock-based compensation expense of $0.5 million, $0.5 million and $0.5 million for the second, third and fourth quarters of 2005, respectively, from these outstanding options and subject to continued vesting of options. In addition, we expect to record aggregate amortization of stock-based compensation expense of $2.1 million, $2.1 million, $1.3 million and $15,000 for 2006, 2007, 2008 and 2009, respectively, from these outstanding options and subject to continued vesting of options. This amortization will be allocated among cost of revenues expenses, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based upon the employee’s job function.

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of Opinion 25 to stock compensation awards issued to employees. Instead, the new standard requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost must be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period, which is usually the vesting period.

We have not yet quantified the effects of the adoption of SFAS 123R, but we expect that the new standard will result in significant stock-based compensation expense. The effects of adopting SFAS 123R will depend on numerous factors, including the valuation model we choose to value stock-based awards, the assumed award forfeiture rate, the accounting policies we adopt concerning the method of recognizing the fair value of awards over the requisite service period and the transition method, as described below, we choose for adopting SFAS 123R.

SFAS 123R will be effective for our quarter beginning January 1, 2006 and requires us to use the modified prospective application method. Under this method, SFAS 123R will be applied to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, such as unvested options, that are outstanding as of the date of adoption will be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption will be based on the grant-date fair value for those awards granted after April 4, 2005 (the date of our initial filing of our registration statement in connection with this offering) and based on the intrinsic values as previously recorded under Opinion 25 for awards granted prior to that date.

Accounting for Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, we determine our deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of our assets and liabilities using tax rates in effect for the year in which we expect the differences to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in our financial statements. Because we assume that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, which gives rise to a deferred tax asset or liability. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax expense together with assessing temporary differences that may result in deferred tax assets. Management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. Prior to 2004 we had a full valuation allowance for our net deferred tax assets as it was more likely than not that we would not realize those assets due to our history of losses. At December 31, 2004, we reassessed the amount of our valuation allowance considering the fact that we experienced two consecutive profitable years. In determining the amount of our deferred tax assets for which realization is more likely than not and the amount of the corresponding valuation allowance, we consider the current and two preceding years’ income before income taxes, excluding amounts not deductible or includable for tax return purposes, as available objective evidence supporting estimated levels of future taxable income. Using this evidence, we estimate the amount of future taxable income through the 20-year carryforward period for net operating losses, which becomes the basis for our estimate of realizable net deferred tax assets and the amount of our valuation allowance. As a result, we recognized a reduction of our provision for income taxes of $11.2 million in the fourth quarter of 2004 due to the reversal of our valuation allowance. While management has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, if we were to determine that an increase in our valuation allowance in the future is necessary, an adjustment to the deferred tax asset would result in additional income tax expense in such period.

We are in the process of implementing an international structure. We are currently transitioning certain of our logistics, order entry, purchasing and billing functions to our new office in Macau and our nearby office in

Hong Kong, which are in closer geographic proximity to our suppliers and customers. Our corporate headquarters will remain in the United States. In connection with this transition, we are implementing cost-sharing and license arrangements with our wholly-owned British Virgin Islands subsidiary, with which our wholly-owned Macau subsidiary is implementing a similar licensing arrangement to fund, develop and license intellectual property. Pursuant to these arrangements, our British Virgin Islands and Macau subsidiaries will have the non-exclusive rights to manufacture, market and distribute our products in certain geographic markets. Furthermore, our Macau subsidiary will be authorized to contract with third parties for the manufacture, test and assembly of our products. As a result of these changes, we expect the percentage of our consolidated pre-tax income represented by our foreign operations to increase and eventually exceed the domestic percentage.

We expect our effective tax rate for 2005 to be substantially higher than the statutory federal rate for two primary reasons. We incur significant stock-based compensation that, while reflected in our financial statements, is not deductible for federal income tax purposes. In connection with the implementation of our international structure, we will incur intercompany royalty income and cost-sharing payments from transfers of intellectual property in 2005 and succeeding years that will be taxed at substantially higher rates than the corresponding tax benefit arising from the deduction in the foreign tax jurisdiction. Both of these factors are in significant measure independent of our consolidated results of operations. We expect to continue to incur nondeductible stock-based compensation expense and intercompany income associated with our international structure in 2006 but nevertheless expect our effective tax rate to be significantly reduced in 2006 after we complete the implementation of our international structure.

The percentage tax rate reflected in our results of operations is based on an estimate of net income for the fiscal year 2005 that we make at the end of each quarter. For example, at March 31, 2005, we expected our effective tax rate to be approximately 50% in 2005 based on our internal estimate of net income for 2005. However, when we reduced our estimate of net income for 2005 as of June 30, 2005, this required an increase in our percentage tax rate because the stock-based compensation and taxes associated with implementation of our international structure would now be applied to decreased net income. Under applicable accounting principles, prior quarters are not revised and the cumulative change in the estimated effective tax rate is recorded in the quarter of change so that the year-to-date effective tax rate at the end of the current quarter is equal to the new estimated effective tax rate for the year. For these reasons, when we decreased our estimate for 2005 income at June 30, 2005, we not only revised our expected effective tax rate to be approximately 80% for 2005 but reflected a tax rate of 345% for the quarter ended June 30, 2005 in order to achieve the 80% effective tax rate for the entire first six months of 2005. Future changes in our estimates could similarly affect our effective tax rate for a quarter and year-to-date results of operations.

Results of Operations

The following table sets forth our unaudited historical operating results, as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Consolidated Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues (including stock-based compensation)	70.7	48.3	37.2	40.8	37.8

Gross profit	29.3	51.7	62.8	59.2	62.2
Operating expenses:
Research and development (including stock-based compensation)	56.1	26.8	27.8	33.0	31.2
Sales and marketing (including stock-based compensation)	26.7	13.4	13.8	15.6	16.8
General and administrative (including stock-based compensation)	8.9	7.3	8.1	7.2	11.5

Total operating expenses	91.7	47.5	49.7	55.8	59.5

Income (loss) from operations	(62.4)	4.2	13.1	3.4	2.7
Other income (expense):
Interest and other income	0.5	0.1	0.3	0.3	0.8
Interest and other expense	(0.4)	(0.8)	(0.1)	—	(0.1)

Total other income (expense), net	0.1	(0.7)	0.2	0.3	0.7

Income (loss) before provision for income taxes	(62.3)	3.5	13.3	3.7	3.4
Provision (benefit) for income taxes	0.4	0.2	(16.3)	0.2	1.7

Net income (loss)	(62.7)%	3.3%	29.6%	3.5%	1.7%

The following table illustrates our revenues by our principal product families:

	Year Ended December 31,						Three Months Ended March 31,
	2002		2003		2004		2004		2005
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
	(dollar amounts in thousands)
TPM IC*	$5,782	60%	$19,443	73%	$38,507	75%	$7,390	78%	$10,866	76%
ASPM**	2,862	29	6,554	25	12,275	24	2,002	21	3,266	23
Other***	1,037	11	481	2	563	1	101	1	140	1

Total	$9,681	100%	$26,478	100%	$51,345	100%	$9,493	100%	$14,272	100%

*	Total Power Management Integrated Circuit
**	Application-Specific Power MOSFET, or metal oxide semiconductor field effect transistor
***	Other consists primarily of Discrete Metal Oxide Semiconductor Field Effect Transistor, the Trench DMOS product family and non-recurring engineering revenue

Comparison of Three Months Ended March 31, 2004 and 2005

Revenues.    Our revenues consist of sales of our power management semiconductor products, including total power management integrated circuits, or TPM ICs, and application-specific power MOSFETs, or ASPMs, net of sales discounts, sales returns and distributor stock rotation allowances and incentives. All of our sales are denominated in U.S. dollars.

Revenues were $14.3 million for the three months ended March 31, 2005 and $9.5 million for the three months ended March 31, 2004, an increase of 50%. The increase was almost entirely produced by an increase in unit volume as average selling prices remained relatively constant. Revenues for our TPM IC products increased $3.5 million, or 47%, in the first quarter of 2005 compared to the same quarter of 2004. This increase was due primarily to increased sales of ChargePump products and our PowerLinear products. Revenues relating to our ASPM products increased $1.3 million, or 63%, for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. This increase was due primarily to increased sales of our SmartSwitch products. Aggregate sales to LG grew by 97% in the first quarter of 2005 as compared to the same quarter of 2004. LG accounted for approximately 43% of our revenues for the first quarter of 2005 compared to 33% for the same quarter of 2004. During the most recent five quarters, revenues from LG have varied from 33% to 55%. Aggregate revenues for the three months ended March 31, 2005 from customers other than LG grew by 25% compared to the three months ended March 31, 2004.

Gross Profit.    Gross profit is the difference between revenues and cost of revenues, and gross margin represents gross profit as a percentage of revenues. Cost of revenues, also known as cost of goods sold, consists primarily of cost of processed silicon wafers, costs associated with assembly, test and shipping of our production ICs, cost of personnel associated with manufacturing support and quality assurance and occupancy costs associated with our manufacturing support activities. Our support, quality and sustaining expenses related to manufacturing are included in our cost of revenues.

Gross margin was 62% for the three months ended March 31, 2005, compared to 59% for the three months ended March 31, 2004. The increase in gross margin was primarily due to increases in higher-margin products in our overall product mix, contributing 1% of the increase, and reduction in warranty related expenses, contributing 1% of the increase.

Research and Development.    Research and development expenses consist primarily of employee and contractor compensation, bonuses paid to employees for development of patentable designs under our patent award program and other performance bonuses, expenses for new product development and testing, expenses for process development, occupancy costs of research and development personnel, depreciation on research and development related equipment, and prototype costs for new products not yet released to production. We include expenses associated with new package development, engineering wafer lots and new test program developments in research and development expenses. We also include expenses associated with new product concept and definition and the preparation, filing and prosecution of patents and other intellectual property in research and development expenses. We anticipate that we will continue to invest significant amounts in research and development activities to pursue and develop new products, processes, devices, packages and intellectual property. As a result, we expect research and development expenses to increase in absolute dollars in 2005.

Research and development expenses were $4.4 million, or 31% of revenues, for the three months ended March 31, 2005 and $3.1 million, or 33% of revenues, for the three months ended March, 31 2004. This increase of $1.3 million was primarily a result of increased engineering headcount, which grew from 33 at March 31, 2004 to 50 at March 31, 2005, which accounted for increased payroll expenses of $0.5 million and increased facilities-related and other expenses of $0.6 million. Additionally, we incurred stock-based compensation expense associated with research and development personnel of $0.2 million, as compared to $27,000 for the three months ended March 31, 2004.

Sales and Marketing.    Sales and marketing expenses consist primarily of employee and contractor compensation, sales performance and other bonuses, occupancy costs of sales and marketing personnel, sales commissions to independent sales representatives and promotional and marketing expenses. We include field application engineering support of sales activities in sales and marketing expense. We expect sales and marketing expenses to increase in absolute dollars in 2005.

Sales and marketing expenses were $2.4 million, or 17% of revenues, for the three months ended March 31, 2005 and $1.5 million, or 16% of revenues, for the three months ended March 31, 2004. The increase of $0.9 million was due to increased headcount to support our growing revenue base, which caused payroll and bonus expenses to increase from $1.0 million to $1.6 million. Due to an increase in revenues, our commissions paid to our outside sales representatives also increased from $0.2 million to $0.4 million. In addition, we experienced a rise in our overall travel expenditures associated with significantly increased international sales efforts, increasing from $0.2 million to $0.4 million and our stock-based compensation expense associated with sales and marketing personnel increased from $5,000 to $0.1 million.

General and Administrative.    General and administrative expenses consist primarily of employee and contractor compensation, bonuses, occupancy costs of general and administrative personnel, insurance and fees paid for professional services. Costs associated with audit and taxation, corporate governance and compliance, financial reporting and litigation matters are also general and administrative expenses. We expect general and administrative expenses to continue to increase in absolute dollars in 2005. This increase would be in support of our expanded operations and to cover additional costs associated with operating as a public company, such as additional systems and controls and increased accounting fees to comply with the Sarbanes-Oxley Act of 2002.

General and administrative expenses were $1.7 million, or 12% of revenues, for the three months ended March 31, 2005 and $0.7 million, or 7% of revenues, for the three months ended March 31, 2004. The increase was primarily due to increases in administrative personnel to support our growth, resulting in an increase in employee compensation and related costs from $0.4 million to $1.0 million. Headcount increased by eight from the six employees associated with general and administrative expenses at March 31, 2004. The increase included the addition of our Chief Financial Officer, Corporate Controller, Human Resource Director, Legal Counsel and several other finance and human resources personnel to support our growth and in anticipation of our initial public offering. In addition, we had an increase in professional services costs from $0.2 million to $0.4 million in connection with consulting for enterprise resource planning software upgrades, international tax planning and audit services. We also incurred increased stock based compensation expense from $10,000 to $0.3 million.

Interest and Other Income.    Interest and other income was $0.1 million for the three months ended March 31, 2005 and $28,000 for the three months ended March 31, 2004. Our average cash balance in the first quarter of 2005 was $21.0 million and our average cash balance in the first quarter of 2004 was $14.0 million. The increase was due to higher cash balances and higher interest rates in the first quarter of 2005.

Interest and Other Expense.    Interest and other expense was $14,000 for the three months ended March 31, 2005 and $1,000 for the three months ended March 31, 2004.

Provision (Benefit) for Income Taxes.    For the quarter ended March 31, 2005, our effective tax rate was 50%, which is higher than the statutory federal rate due to stock-based compensation expenses that are not deductible for federal income tax purposes and certain intercompany income taxed at higher federal rates than the corresponding tax benefit arising from the deduction in the foreign tax jurisdiction in connection with the implementation of our international structure. The implementation of this structure resulted in a tax charge of $0.2 million for the three months ended March 31, 2005. Although we expect to continue to incur nondeductible stock-based compensation expenses, we expect our effective tax rate to be significantly reduced in 2006 after the implementation of our international structure.

Comparison of Years Ended December 31, 2002, 2003 and 2004

Revenues.    Our revenues were $51.3 million in 2004, $26.5 million in 2003 and $9.7 million in 2002. The ASP of our products increased by approximately 29% from 2003 to 2004, while our unit volume increased by approximately 50% during this same period. The higher ASP for 2004 compared to 2003 is attributable to a more favorable product mix primarily due to sales of recently introduced products in 2004. The ASP of existing products used for the same applications declined in 2004. Revenues relating to our TPM IC products increased $19.1 million in 2004, or 98%, compared to 2003. This increase was due primarily to sales of ChargePump products for white LED backlighting of color displays, which grew substantially, especially for wireless handsets, and also new applications such as camera flash and USB On-The-Go. USB On-The-Go is USB designed for mobile applications. Revenues relating to our ASPM products increased $5.7 million in 2004, or 87%, compared to 2003. This increase was due primarily to increased sales of our SmartSwitch products. Aggregate sales to LG grew by 168% in 2004 compared to 2003. During this period, we experienced increasing concentration of our revenues from LG, with LG accounting for 43% of our revenues in 2004 compared to 32% in 2003. Aggregate revenues in 2004 from customers other than LG grew 69% over 2003. Late in 2004, we experienced a substantial decline in revenues from LG, as a result of LG’s prior increase in inventory of our products in the third quarter in anticipation of the peak fourth quarter buying season for the wireless handsets in which our products are primarily used by LG. Our sales in late 2004 also were harmed by the Chinese government reducing the availability of credit to domestic businesses. In order to limit our exposure to bad debt and late payment from distributors, we constrained sales to these customers by declining to fulfill orders, which reduced our revenues for this period.

Revenues relating to our TPM IC products increased $13.7 million in 2003, or 236%, compared to 2002. This increase was a result of increased revenues from virtually all products in the TPM IC product family. Revenues from our other products in 2003 decreased by 54% from 2002 as a result of a planned migration away from lower margin products within our TrenchDMOS portfolio. As a result of our product mix, the ASP of our products in 2003 increased by 11% compared to 2002, while our unit volume increased by 146% during this period. Our revenues in the first half of 2003 were adversely impacted by an outbreak of SARS in Asia, significantly depressing the demand for consumer products and handsets, particularly in China, Hong Kong and Taiwan.

Gross Profit.    Gross profit as a percentage of revenues, or gross margin, was 63% for 2004, 52% for 2003 and 29% for 2002. The increase in gross margin in 2004 from 2003 was primarily due to increases in higher-margin products in our overall product mix, contributing 8% of the increase, economy of scale cost benefits, contributing 2% of the increase, and cost reduction initiatives. The cost reduction initiatives included lower negotiated third-party wafer and assembly and test costs, as well as improved production yields resulting from improved test programs and training. The increase in gross margin in 2003 from 2002 was primarily due to increases in product margins, contributing approximately 8% to the increase, lower inventory write-downs as further described below, contributing approximately 8% to the increase, and economy of scale benefits, contributing approximately 6% to the increase. Gross margin in 2002 was negatively impacted by inventory write-downs that were higher relative to sales than in 2003 and 2004 due to difficulties in accurately forecasting demand at the time, as our systems and processes were still being developed and refined, which led to an oversupply of inventory.

In 2004, the gross write-down of inventory was $1.9 million, partially offset by the sale of $0.3 million of previously written down inventory for a net provision of $1.5 million. During 2004, we physically scrapped $0.4 million of previously written-down inventory. The scrapping of the inventory had no impact on gross margins as the inventory had been previously written down. The large write-down in 2004 was driven specifically by our optimistic demand forecast in early 2004, which caused a major ramp in production of material. A significant portion of this newly manufactured material ended up with no forecasted demand in the second half of 2004. Similarly, in 2003, the gross write-down of inventory was $0.8 million, partially offset by the sale of $0.2 million previously written-down inventory for a net provision of $0.6 million. During 2003, we physically scrapped $5,000 of previously written-down inventory. In 2002, the gross write-down of inventory was $0.9 million and we physically scrapped $0.3 million of previously written-down inventory. The impact on gross margin in 2003 from inventory write-downs and sales of previously written-down inventory was an unfavorable 2%, while the impact in 2004 was an unfavorable 3%, a less than 1% year-to-year impact on margin fluctuation. The impact on 2002 from inventory write-downs (there were no offsetting sales of previously written-down inventory) was an unfavorable 10%.

Amortization of stock-based compensation associated with manufacturing support and quality assurance personnel, based on outstanding stock options at March 31, 2005, is expected to be $0.1 million, $0.1 million,

$0.1 million, $68,000 and $1,000 for the remainder of 2005 and all of 2006, 2007, 2008 and 2009, respectively, subject to continued vesting of options.

Research and Development.    Research and development expenses were $14.3 million in 2004, $7.1 million in 2003 and $5.4 million in 2002. The 2004 increase over 2003 was primarily a result of increased engineering headcount, which grew from 27 at December 31, 2003 to 49 at December 31, 2004 and accounted for increased payroll expenses of $2.3 million, and increased costs associated with product development, including non-recurring engineering costs for prototypes, testing and masks. In addition, we incurred costs of developing a new proprietary process technology, ModularBCD, during 2004, as well as our first product using this process, which we have not yet released. We incurred stock-based compensation expense associated with research and development personnel of $0.3 million in 2004. The increase in the amortization of stock-based compensation is due to the higher balance of deferred stock-based compensation in the current period compared to zero balance of deferred stock-based compensation the prior period arising primarily from grants of stock options in 2004 with exercise prices below the estimated fair value of the common stock. The 2003 increase over 2002 was primarily a result of increased engineering headcount, which grew from 18 at December 31, 2002 to 27 at December 31, 2003, and increased costs associated with product development, including costs for prototypes, testing and masks. Amortization of stock-based compensation associated with research and development personnel, based on outstanding stock options at March 31, 2005, is expected to be $0.6 million, $0.8 million, $0.8 million, $0.5 million and $14,000 for the remainder of 2005 and all of 2006, 2007, 2008 and 2009, respectively, subject to continued vesting of options.

Sales and Marketing.    Sales and marketing expenses were $7.1 million in 2004, $3.6 million in 2003 and $2.6 million in 2002. The 2004 increase over 2003 was due to increased headcount, which caused payroll and bonus expenses to increase by $1.8 million, and increased sales commissions of $0.7 million associated with higher revenues. We incurred stock-based compensation expense associated with sales and marketing personnel of $0.1 million in 2004. The increase in the amortization of stock-based compensation is due to the higher balance of deferred stock-based compensation in the current period compared to zero balance of deferred stock-based compensation the prior period arising primarily from grants of stock options in 2004 with exercise prices below the estimated fair value of the common stock. We also opened an office in Japan in the second half of 2003, and a full year of expenses associated with this office is included in 2004 expenses. In addition, due to the decline in the value of the U.S. dollar, we have experienced higher expenses in our European and certain Asian sales offices. The 2003 increase over 2002 was due to increased headcount to support greater field application engineering efforts. Amortization of stock-based compensation associated with sales and marketing personnel, based on outstanding stock options at March 31, 2005, is expected to be $0.2 million, $0.2 million, $0.2 million and $0.1 million for the remainder of 2005 and all of 2006, 2007 and 2008, respectively, subject to continued vesting of options.

General and Administrative.    General and administrative expenses were $4.2 million in 2004, $1.9 million in 2003 and $0.9 million in 2002. The 2004 increase over 2003 was primarily due to higher compensation and related costs of $1.1 million from increases in administrative personnel and higher professional services costs of $0.4 million to support our growth and in preparation for becoming a public company. We also incurred increased legal fees of $0.6 million in 2004, primarily in connection with a lawsuit alleging patent infringement, and stock-based compensation expense associated with general and administrative personnel of $0.5 million in 2004. The increase in the amortization of stock-based compensation is due to the higher balance of deferred stock-based compensation in the current period compared to zero balance of deferred stock-based compensation the prior period arising primarily from grants of stock options in 2004 with exercise prices below the estimated fair value of the common stock. The 2003 increase over 2002 was primarily due to increased payroll expenses in 2003 as we hired additional employees to support our growth. Amortization of stock-based compensation associated with general and administrative personnel, based on outstanding stock options at March 31, 2005, is expected to be $0.7 million, $1.0 million, $1.0 million and $0.6 million for the remainder of 2005 and all of 2006, 2007 and 2008, respectively, subject to continued vesting of options.

Interest and Other Income.    Interest and other income was $0.2 million in 2004, $24,000 in 2003 and $52,000 in 2002. The 2004 increase over 2003 was primarily due to significantly higher cash balances in our money market account, resulting from the second closing of our Series E preferred stock financing and positive operational cash flows. The 2003 decrease from 2002 was due to lower average cash balances in our money market account.

Interest and Other Expense.    Interest and other expense was $43,000 in 2004, $0.2 million in 2003 and $43,000 in 2002. The 2004 decrease from 2003 resulted from the conversion of an outstanding convertible promissory note in connection with our Series E preferred stock financing. The 2003 increase over 2002 was due primarily to interest expense incurred on an outstanding convertible promissory note prior to our Series E preferred stock financing.

Provision (Benefit) for Income Taxes.    Benefit for income taxes was $8.4 million in 2004 and provision for income taxes was $50,000 in 2003 and $36,000 in 2002. Prior to 2004, our provision for income taxes consisted primarily of income taxes on foreign income as we incurred a loss in 2002 and utilized net operating losses in 2003 to offset our income. The benefit for income taxes in 2004 was primarily due to the reversal of our deferred tax asset valuation allowance as discussed under “Critical Accounting Policies—Accounting for Income Taxes.”

In future years we expect our income before income taxes from our foreign operations will represent an increasing proportion of our consolidated income as we are shifting certain functions and activities to our foreign locations which are in closer geographic proximity to our suppliers and customers. Specifically, we are currently transitioning certain of our logistics, order entry, purchasing and billing functions to our new office in Macau and our nearby office in Hong Kong. In connection with this transition, we are implementing certain intercompany cost-sharing, license and research and development arrangements with our foreign subsidiaries. As a result of these changes, we expect the percentage of our consolidated pre-tax income represented by our foreign operations to increase and eventually exceed the domestic percentage. Our foreign locations are in tax jurisdictions with income tax rates lower than the United States statutory rate of 35%. As we do not intend to remit these earnings to our operations in the United States, we do not provide for incremental United States income taxes on such earnings. We expect our effective tax rate for 2005 to be substantially higher than the statutory federal rate for two primary reasons. We incur significant stock-based compensation that, while reflected in our financial statements, is not deductible for federal income tax purposes. In connection with the implementation of our international structure, we will incur intercompany royalty income and cost-sharing payments from transfers of intellectual property in 2005 and succeeding years that will be taxed at substantially higher rates than the corresponding tax benefit arising from the deduction in the foreign tax jurisdiction. Both of these factors are in significant measure independent of our consolidated results of operations. We expect to continue to incur nondeductible stock-based compensation expense and intercompany income associated with our international structure in 2006 but nevertheless expect our effective tax rate to be significantly reduced in 2006 after we complete the implementation of our international structure.

Selected Quarterly Financial Information

The following table sets forth our unaudited quarterly consolidated statements of operations for each of the nine quarters in the period ended March 31, 2005. You should read the following table in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004		Dec. 31, 2004		Mar. 31, 2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$5,304	$4,407	$6,536	$10,231	$9,493	$12,270	$15,518		$14,064		$14,272
Cost of revenues (including stock-based compensation)*	2,165	3,060	3,022	4,534	3,874	4,287	5,369		5,585		5,395

Gross profit	3,139	1,347	3,514	5,697	5,619	7,983	10,149		8,479		8,877
Operating expenses:
Research and development (including stock-based compensation)*	1,431	1,527	1,505	2,641	3,136	3,179	4,067		3,924		4,448
Sales and marketing (including stock-based compensation)*	738	750	842	1,226	1,477	1,624	1,938		2,033		2,394
General and administrative (including stock-based compensation)*	333	422	414	766	688	691	1,313		1,477		1,651

Total operating expenses	2,502	2,699	2,761	4,633	5,301	5,494	7,318		7,434		8,493

Income (loss) from operations	637	(1,352)	753	1,064	318	2,489	2,831		1,045		384
Other income (expense):
Interest and other income	6	7	5	6	28	18	40		71		108
Interest and other expense	(16)	(39)	(39)	(109)	(1)	(1)	(1)		(40)		(14)

Total other income (expense), net	(10)	(32)	(34)	(103)	27	17	39		31		94

Income (loss) before income taxes	627	(1,384)	719	961	345	2,506	2,870		1,076		478
Provision (benefit) for income taxes	2	—	—	48	15	114	130		(8,640)		239

Net income (loss)	$625	$(1,384)	$719	$913	$330	$2,392	$2,740		$9,716		$239

Basic net income (loss) per common share	$0.26	$(0.58)	$0.30	$0.32	$0.10	$0.62	$0.61	†	$1.68	†	$0.04
Diluted net income (loss) per common share	$0.03	$(0.06)	$0.03	$0.04	$0.01	$0.07	$0.08		$0.28		$0.01
Shares used in basic net income (loss) per common share	2,377	2,390	2,400	2,852	3,399	3,847	4,472	†	5,801	†	6,368	†
Shares used in diluted net income (loss) per common share	21,130	21,639	21,041	25,182	30,378	33,010	33,451		35,081		35,594
*Pre-tax Stock-based Compensation Included in:
Cost of revenues	$—	$—	$—	$—	$—	$5	$11		$26		$25
Research and development	—	—	—	—	27	35	82		156		187
Sales and marketing	—	—	—	—	5	7	26		49		106
General and administrative	—	—	—	—	10	5	235		239		266

Total	$—	$—	$—	$—	$42	$52	$354		$470		$584

†	As restated. See Note 1 of Notes to Consolidated Financial Statements.

The following table sets forth our unaudited historical operating results, as a percentage of revenues for the periods indicated:

	Three Months Ended
	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005
Consolidated Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues (including stock-based compensation)*	40.8	69.4	46.2	44.3	40.8	34.9	34.6	39.7	37.8

Gross margin	59.2	30.6	53.8	55.7	59.2	65.1	65.4	60.3	62.2

Operating expenses:
Research and development (including stock-based compensation)*	27.0	34.7	23.1	25.8	33.0	25.9	26.2	27.9	31.2
Sales and marketing (including stock-based compensation)*	13.9	17.0	12.9	12.0	15.6	13.2	12.5	14.5	16.8
General and administrative (including stock-based compensation)*	6.3	9.6	6.3	7.5	7.2	5.6	8.5	10.5	11.5

Total operating expenses	47.2	61.3	42.3	45.3	55.9	44.8	47.2	52.9	59.5

Income (loss) from operations	12.0	(30.7)	11.5	10.4	3.4	20.3	18.2	7.4	2.7

Other income (expense):
Interest and other income	0.1	0.2	0.1	0.1	0.3	0.1	0.4	0.5	0.8
Interest and other expense	(0.3)	(0.9)	(0.6)	(1.1)	—	—	—	(0.3)	(0.1)

Total other income (expense), net	(0.2)	(0.7)	(0.5)	(1.0)	0.3	0.1	0.4	0.2	0.7

Income (loss) income taxes	11.8	(31.4)	11.0	9.4	3.7	20.4	18.6	7.7	3.4
Provision (benefit) for income taxes	—	—	—	0.5	0.2	0.9	0.9	(61.4)	1.7

Net income (loss)	11.8%	(31.4)%	11.0%	8.9%	3.5%	19.5%	17.7%	69.1%	1.7%

*Pre-tax Stock-based Compensation Included in:
Cost of revenues	—%	—%	—%	—%	—%	—%	0.1%	0.2%	0.2%
Research and development	—	—	—	—	0.2	0.3	0.5	1.1	1.3
Sales and marketing	—	—	—	—	0.1	0.1	0.2	0.3	0.7
General and administrative	—	—	—	—	0.1	—	1.4	1.7	1.9

Total	—%	—%	—%	—%	0.4%	0.4%	2.2%	3.3%	4.1%

Revenues.    Revenues for the first quarter of 2005 increased sequentially by $0.2 million, or 2%, from $14.1 million to $14.3 million. This increase was primarily due to revenues generated from our TPM IC product line and offset in part by a decrease in ASPM product line revenues. Revenues for the first quarter of 2004 decreased due to the seasonally lower demand in the wireless handset market. In the fourth quarter of 2004, we experienced a 33% sequential quarterly decline in revenues from LG, as a result of LG’s prior increase in inventory of our products in the third quarter in anticipation of the peak fourth quarter buying season for wireless handsets. Our sales in the last two quarters of 2004 were unfavorably impacted by a tightening money supply in China. In order to limit our exposure to bad debt and late payment from distributors, we constrained sales to these customers by declining to fulfill orders. Our revenues for the first quarter of 2003 reflect the one-time effect of a change in accounting for sales to distributors, at which time we had sufficient historical evidence with respect to returns to enable us to reasonably estimate returns and recognize revenues at the time of shipment, rather than upon resale by those distributors, resulting in additional revenues recognized in the first quarter of 2003 of $1.0 million, gross profit of $0.5 million and net income of $0.5 million. Excluding this one time benefit, the increase in revenues from the first to the second quarter of 2003 was only $0.1 million, due to the softening demand in our Asia markets as a result of the SARS epidemic. Revenues showed a sequential increase in the third and fourth quarters of 2003. This sequential increase was attributable to increasing demand for our TPM IC products primarily used in wireless handset and smartphone applications.

Cost of Revenues and Gross Margin.    Cost of revenues generally increased or decreased in line with revenues for each quarter. Gross margin fluctuated from quarter to quarter depending primarily on product mix and to a lesser extent on unit volume. As a portion of cost of revenues consists of costs of personnel and occupancy, fluctuations in revenues can affect gross margins disproportionately, as these costs are generally fixed in the short term. In the second quarter of 2003, gross margin decreased due to loss of higher margin sales in China as a result of the SARS epidemic and a $0.2 million increase in our reserve for obsolescence or unmarketable inventories related to anticipated reduced demand in China.

Research and Development.    Research and development expenses for the first quarter of 2005 increased sequentially by $0.5 million, or 13%, from $3.9 million to $4.4 million, which was primarily due to increased compensation related to higher headcount and increased expenses associated with consulting services, testing services and patent activities in support of our growth. Research and development expenses increased in the third quarter of 2004 due to a significant increase in building of engineering prototypes principally related to development of new products in our ChargePump product family and stock-based compensation. Research and development expenses increased for the first three quarters in 2003 as we continued to invest in new product development programs and increased our research and development personnel. The significant increase in the fourth quarter of 2003 reflects our planning for accelerated product development efforts and increased hiring of new employees following the initial closings of our Series E preferred stock financing.

Sales and Marketing.    Sales and marketing expenses for the first quarter of 2005 increased sequentially by $0.4 million, or 18%, from $2.0 million to $2.4 million, which was primarily due to increases in compensation to our sales employees and commissions to external sales representatives. In addition, in the first quarter of 2005 we accrued a $0.1 million compensation expense to cover various payroll taxes and related expenses in China and an additional $0.1 million for business taxes in China. Sales and marketing expenses increased in each quarter of 2004 as a result of additional personnel hiring in China and North America in line with market opportunities to support our growth and the increased sales commission expenses associated with higher revenue levels. Sales and marketing expenses also increased quarter over quarter in 2003 primarily as a result of increased personnel in Taiwan, Europe and South Korea to support our growth and increased commission expenses attributable to higher revenue levels.

General and Administrative.    General and administrative expenses increased in all quarters of 2004 and the first quarter of 2005 primarily as a result of increased personnel and increases in professional service costs to support our growth and in preparation for becoming a public company. General and administrative expenses increased quarter over quarter for three of the four quarters in 2003, primarily as a result of increased accounting and information technology personnel and an increase in accounting and legal fees.

Provision (Benefit) for Income Taxes.    For the quarter ended March 31, 2005, we incurred a tax charge of $0.2 million, which is higher than the statutory federal rate due to stock-based compensation expenses that are not deductible for federal income tax purposes and certain intercompany income taxed at higher federal rates than the corresponding tax benefit arising from the deduction in the foreign tax jurisdiction in connection with the implementation of our international structure. Although we expect to continue to incur nondeductible stock-based compensation expenses, we expect our effective tax rate to be significantly reduced in 2006 after the implementation of our international structure. In the fourth quarter of 2004, we recorded a tax benefit of $8.6 million, which was primarily due to the $11.2 million reversal of our deferred income tax valuation allowance.

Net Income (Loss).    Net income for the first quarter of 2005 decreased sequentially by $9.5 million from $9.7 million to $0.2 million, which was primarily due to the absence in the first quarter of 2005 of the $8.6 million tax benefit we recorded in the fourth quarter of 2004. Net income in the fourth quarter of 2004 was affected by the items described above and favorably impacted by the $11.2 million reversal of our deferred income tax valuation allowance, while net income for the third and fourth quarters of 2004 was adversely impacted by stock-based compensation of $0.4 million and $0.5 million, which was 12% and 44% of income before income taxes, respectively.

Our quarterly revenues and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenues, and our expenses are relatively fixed in the short term. If revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of our future performance. In future periods, the market price of our common stock could decline if our revenues and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenues and operating results to fluctuate, please see those discussed under the caption “Risk Factors” in this prospectus.

Liquidity and Capital Resources

We have financed our growth primarily with proceeds from the issuance of preferred stock and common stock and, in 2004, from operating activities. Our cash and cash equivalents were $20.3 million as of March 31, 2005, $21.7 million as of December 31, 2004, $14.3 million as of December 31, 2003 and $1.9 million as of December 31, 2002.

Net cash used by our operating activities was $1.1 million in the first quarter of 2005 and net cash generated by our operating activities was $0.2 million in the first quarter of 2004. Operating cash usage for the first quarter of 2005 was primarily the result of increases in accounts receivable of $4.1 million and other current assets of $0.7 million, which were offset in part by a decrease in inventory of $1.3 million and an increase in other payables of $1.1 million. In addition we had an aggregate of $0.6 million of stock compensation expense, $0.3 million of depreciation and amortization expense and the net effect of bad debt and stock rotation reserves of $0.1 million, which are non-cash transactions. The increase in our accounts receivable is primarily attributable to increased revenues during the third month of the quarter, which we normally would expect to collect in the following quarter.

Net cash generated by our operating activities was $6.9 million in 2004, compared to cash used by our operating activities of $2.7 million in 2003 and $4.7 million in 2002. The cash provided by our operating activities in 2004 was primarily due to net income of $15.2 million, a decrease in accounts receivable of $1.2 million and an increase in total liabilities of $1.3 million, which were offset by an increase in deferred income taxes of $9.2 million, inventory of $3.1 million and prepaid expenses and other current and non-current assets of $0.6 million. In addition, we had an aggregate of $0.9 million of stock compensation expense and $1.1 million of depreciation and amortization expense in 2004, which are non-cash transactions. The decrease in accounts receivable of $1.3 million was primarily the result of the decrease in revenues in the month of December 2004 because of reduced shipments to LG. Total revenues in December 2004 were $2.6 million, compared to $3.7 million in December 2003. The 84% increase in net inventory in 2004 was consistent with the 94% increase in revenues.

Deferred income taxes at December 31, 2004 were significantly higher than at December 31, 2003, primarily as a result of the reversal of our valuation allowance used to offset our deferred tax assets in prior periods. The reversal was based on our conclusion that it was more likely than not that our deferred tax assets would be realizable.

The cash used in our operating activities in 2003 was due primarily to an increase in working capital associated with the expansion of our business, which was a result of an increase in accounts receivable of $3.2 million, the elimination of deferred distributor income of $1.2 million resulting from our change in accounting method discussed under “Critical Accounting Policies—Revenue Recognition” and an increase in inventory of $1.0 million. The cash provided by our operating activities in 2003 was primarily due to an increase in total liabilities of $1.1 million and net income of $0.9 million. In addition, we had an aggregate of $0.7 million of depreciation and amortization expense and $0.1 million of interest expense in 2003, which are non-cash transactions. The increase in accounts receivable and the increase in net inventory in 2003 were consistent with the increase in revenues.

Net cash used in our investing activities was $0.3 million in the first quarter of 2005, $2.5 million in 2004, $0.4 million in 2003 and $0.8 million in 2002 due to purchases of engineering and computer equipment and software to support our growth.

Net cash provided by our financing activities was $77,000 in the first quarter of 2005, $3.2 million in 2004 and $15.5 million in 2003, and net cash used by financing activities was $0.1 million in 2002. Net cash provided by our financing activities in the first quarter of 2005 primarily consisted of proceeds of $91,000 from the exercise of common stock options and warrants, offset by $14,000 for payments of our capital lease obligations. Net cash provided by our financing activities in 2004 primarily consisted of proceeds of $2.0 million from the issuance of Series E preferred stock, $1.1 million from exercises of common stock options and warrants and $0.3 million from exercises of preferred stock warrants, offset by $0.1 million for payments of our capital lease obligations. Net cash provided by our financing activities in 2003 included $13.3 million in proceeds from the issuance of Series E preferred stock, $2.0 million in proceeds from the issuance of a convertible promissory note that was subsequently converted into Series E preferred stock and $0.2 million from exercises of common stock options and warrants. Net cash of $0.1 million used by financing activities in 2002 primarily consisted of payments of our capital lease obligations.

We entered into a loan and security agreement in July 2004 with our primary bank in the United States with a commitment amount of $3.0 million. The annual interest rate on amounts borrowed under this line of credit is the greater of either 4.5% or 0.5% over the bank’s prime rate. The credit facility expires in April 2006. To date, we have not borrowed any amounts under this loan and security agreement. In July 2005, we amended and restated this loan and security agreement to take effect upon the closing of this offering, subject to the conditions that we receive aggregate net cash proceeds of not less than $60.0 million in this offering and pay a non-refundable fee of $75,000 to the bank. Under the terms of the amended and restated agreement, we will have access to a revolving line of credit of $20.0 million if our net cash, or the sum of our cash and cash equivalents less our indebtedness, is at least $40.0 million. This revolving line of credit will be reduced to $15.0 million if our net cash is between $30.0 million and $40.0 million. Under the terms of the amended and restated agreement, we must maintain net cash of at least $30.0 million. The annual interest rate on amounts borrowed under this line of credit will be the greater of either 5.75% or 0.25% over the bank’s prime rate. This line of credit will terminate upon the earlier of the first anniversary of the closing of this offering or September 30, 2006. In connection with both the original loan and security agreement and the amended and restated agreement, we provided the bank with a first priority security interest in substantially all of our assets, excluding intellectual property.

We believe our existing cash balances, as well as cash expected to be generated from operating activities and the availability of funds from our bank credit facility, will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Our long-term future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support our product development efforts, the expansion of sales and marketing activities, the timing of our introductions of new products, the costs to ensure access to adequate manufacturing capacity, the continuing market acceptance of our products and the amount and intensity of our litigation activity. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Off-Balance Sheet Arrangements

As of March 31, 2005, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission’s Regulation S-K.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2004:

	Payments Due By Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating leases	$1,180	$1,622	$69	$ —	$2,871
Capital lease obligations	28	—	—	—	28
Purchase commitments	5,005	—	—	—	5,005

Total	$6,213	$1,622	$69	$ —	$7,904

As of March 31, 2005, our total contractual obligations had increased by $0.7 million from December 31, 2004 due to an increase of purchase commitments of $1.0 million, primarily to contract manufacturers in anticipation of our growth, with an offsetting decrease of $0.3 million in operating leases.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for periods beginning after June 15, 2003. In November 2003, the FASB issued FASB Staff Position No. 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS No. 150 (FSP 150-3), which defers the effective date for various provisions of SFAS No. 150. The adoption of SFAS No. 150, as modified by FSP 150-3, did not have a material impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Cost (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” (ARB 43) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets (SFAS No. 153). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 will be effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statement of operations. The accounting provisions of SFAS No. 123R are effective for fiscal years beginning after June 15, 2005. We will be required to adopt SFAS No. 123R in the first quarter of 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We have not yet determined whether the adoption of SFAS No. 123R will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123. We are evaluating the requirements under SFAS No. 123R and expect the adoption to have a significant adverse impact on our consolidated operating results.

Quantitative and Qualitative Disclosure About Market Risk

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates would have a significant impact on our interest income. As of March 31, 2005, all of our investments were held in money market accounts.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our bank line of credit. The advances under this line of credit bear a variable rate of interest based on the prime rate. The risk associated with fluctuating interest expense is limited to this debt instrument and we do not believe that a 10% change in the prime rate would have a significant impact on our interest expense.

BUSINESS

Overview

We are a supplier of power management semiconductors for mobile consumer electronic devices, such as wireless handsets, notebook and tablet computers, smartphones, digital cameras and digital audio players. We focus our design and marketing efforts on the application-specific power management needs of consumer, communications and computing applications in these rapidly-evolving devices. Through our Total Power Management approach, we offer a broad range of products that support multiple applications, features and services across a diverse set of mobile consumer electronic devices. We sell directly to original equipment manufacturers, or OEMs, including LG Electronics, Inc., Motorola, Inc., Sagem SA, Sony Ericsson Mobile Communications AB and Samsung Electronics Co., Ltd. We sell through distributors and original design manufacturers, or ODMs, to other system designers, including Hewlett-Packard Company, Dell Inc., Texas Instruments Incorporated, VK Corporation and Curitel Communications, Inc.

Industry Background

Mobile Consumer Electronic Devices

The market for mobile consumer electronic devices, such as wireless handsets, notebook and tablet computers, smartphones, digital cameras and digital audio players, is large and growing rapidly as functionality increases and prices decrease. As an example, wireless handsets, which can incorporate multiple applications such as digital cameras, digital audio, polyphonic ring tones, text messaging, Internet access and decorative lighting, are among the most widely adopted electronic devices today. According to IDC, a market research firm, approximately 692 million mobile phones were sold globally in 2004.

A diverse range of mobile consumer electronic devices is being manufactured in high volume, particularly in the Asia-Pacific region. This region offers competitive manufacturing costs and extensive product development resources. According to Global Insight, an economic research firm, the Asia-Pacific region is one of the fastest growing economic regions in the world, and we believe an increasing number of electronic products are being designed there especially for domestic consumption in China, Taiwan, Japan and South Korea.

New services for mobile consumer electronic devices, such as digital music downloads, video downloads, video messaging, video streaming, Global Positioning System-based personal navigation, and web-based gaming, are helping drive consumer demand for these devices worldwide. These new services are becoming more robust, affordable and accessible on wireless handsets, smartphones and other devices with connectivity to high-bandwidth, next-generation wireless networks. Certain applications and features that facilitate use of these services, such as high-quality color displays and high-capacity memory for photos, music, video, games and other content, have already become broadly accepted and, we believe, expected by many consumers. In response to these market dynamics, manufacturers of mobile consumer electronic devices and service providers marketing these devices are incorporating an increasing number of applications, features and services.

As the number of applications, features and services available for mobile consumer electronic devices has increased, the number and variety of power loads, or individual subsystems requiring voltage regulation, has also grown. Each additional application or feature can require multiple functions and circuits that, in turn, require more individually-regulated and managed power sources. For example, the addition of a camera into a mobile consumer electronic device requires powering as many as three additional regulated power loads: a photo-flash light, a camera image sensor and an image processor. Convergent devices that combine many consumer, communications and computing applications into a single device, such as a smartphone, incorporate even greater functionality and must accommodate as many as twenty different power loads. All of these additional loads reduce battery life, the duration of which is an important element of consumer satisfaction, as they each draw power for operation. Additional power is consumed and battery life reduced if components that supply and regulate power to all of these various power loads are inefficient. Therefore, high-performance power management semiconductors that extend battery life by improving power efficiency have become key enablers of mobile consumer electronic device functionality.

Power Management Semiconductors

Power management semiconductors deliver power and regulate voltage, controlling the flow of electrical energy among the various power loads and energy sources in a product or system. Power management semiconductors play a crucial role in system design because they are critical to battery life and impact the size and performance of a mobile consumer electronic device. According to iSuppli, a market research firm, the voltage regulator and reference power management semiconductor market is expected to grow from $6.1 billion in 2005 to $11.5 billion in 2009, a compound annual growth rate of 16.9%. We believe that demand for power management and voltage regulation in mobile consumer electronic devices will increase.

Power management semiconductors vary in functionality, application specificity, design, pricing and volume of sales and may be categorized as follows:

•	General Purpose Analog ICs: The most basic analog semiconductor components, general purpose analog ICs, are analog building blocks such as voltage references and amplifiers used to perform generic analog and power management functions. Sold through broad-line semiconductor part catalogs, general purpose analog ICs address standard functions with little differentiation and compete primarily on the basis of price and availability. These products typically face a great deal of pricing pressure and are bought and sold with little interaction between the system designer and semiconductor supplier.

•	Power Management ASSPs: Power management application-specific standard products, or Power Management ASSPs, integrate multiple analog building blocks and are designed to focus on specific, narrowly defined applications such as battery charging and backlight drive to achieve the desired balance of cost and performance for a given application. More highly integrated Power Management ASSPs occupy less space than the analog ICs they replace, and provide system designers efficiency and performance benefits associated with products focused on a specific application or a narrow group of applications. Power Management ASSPs are integrated into systems with a wide range of varying parameters and as a result typically require closer collaboration between the system designer and semiconductor supplier than general purpose analog ICs. Power Management ASSPs are used extensively in today’s mobile consumer electronic devices.

•	PowerSOCs: Power system-on-chip integrated circuits, or PowerSOCs, a relatively new concept in Power Management ASSP design, integrate multiple analog functions with digital control and memory to provide new features and cost-effective performance improvements. PowerSOCs may utilize user-defined or software-based programmability for even greater customer-specific customization, but can be sold to multiple customers and into multiple markets. PowerSOCs mix multiple application-oriented functions, such as voltage regulation, backlight drive and battery charging, into a single semiconductor chip to achieve smaller size, lower noise and higher efficiency. Due to the high cost of manufacturing PowerSOCs using currently available wafer fabrication technologies, PowerSOCs have thus far only been used in limited applications.

Compared to general purpose analog ICs, Power Management ASSPs are more application-specific and integrate more functions while addressing the broad mobile consumer electronic device market. Although more specialized semiconductor architectures exist, they are typically custom designed for, and limited to, a single application for a single customer. As an alternative to such expensive customer-specific semiconductor design, we believe that user-programmable PowerSOCs can provide high-performance application and customer-specific features.

Power Management Semiconductor Design and Fabrication

Power management semiconductors are designed primarily as analog circuits to support a wide and continuous range of input and output voltages and currents. In mobile consumer electronic devices, the voltage and current of the battery or other power source, or input, may vary significantly, but the output of a power management semiconductor must be regulated to specific levels. Power management semiconductors in these devices generally operate at varying input voltages in the range of three to six volts and in some circumstances as high as thirty volts. Other applications may operate with input voltages as low as one volt. Output voltages, however, must be regulated in narrower ranges. For example, light emitting diodes, or LEDs, typically require three to four volts and a power management semiconductor called a charge pump may be required to provide adequate power as the battery voltage declines over time. In contrast, digital semiconductors including logic, digital signal processors, memory, image processors, baseband processors and microprocessors typically operate at three volts or less.

Several different process technologies are available for designing and fabricating analog and digital ICs. Of these, complementary metal-oxide-semiconductor, or CMOS, is the most widely used process technology, especially for purely digital ICs. CMOS processes are described in terms of feature size, or geometry, and are measured in microns. One micron equals one millionth of a meter. The most advanced process technologies achieve feature sizes of 0.25 micron, 0.18 micron and smaller. However, small feature size circuits can become damaged when exposed to high voltages and therefore power management semiconductors are typically fabricated using larger feature sizes. For this reason, older fabs, having feature sizes of 0.8 micron and 1.2 microns or greater, have traditionally sufficed in fabricating power management ICs, while the most advanced, and most expensive fabs are used for digital ICs and non-power management analog ICs.

During the late 1990s, many formerly state of the art fabs designed to produce dynamic random access memory, or DRAM, at the 0.5 micron and 0.35 micron feature size began to be replaced by newer fabs capable of even smaller feature sizes. These older DRAM fabs, which are generally fully depreciated, have become available on a specialty foundry basis.

Advanced analog CMOS comprises half-micron CMOS similar to its digital counterpart, but is tailored and characterized for implementing up to five-volt analog circuits with higher performance and smaller die size than previously available in larger-geometry analog CMOS processes. We believe that there are only a limited number of fabs with advanced analog CMOS process technology that are already characterized and ready for high-volume manufacturing. In addition, significant expertise is required to design analog circuits in advanced analog CMOS.

Despite its advantages in size, advanced analog CMOS shares certain disadvantages with older CMOS process technologies for the development of power management semiconductors. Both processes lack the ability to have groups of transistors on a single IC operating at different voltages without affecting each other. The result is ICs that are voltage-specific, meaning they operate over a narrow voltage range. Another disadvantage is that both CMOS and advanced analog CMOS are generally limited to operation at less than six volts. We believe that there is an emerging demand, driven by the increasing number of applications and features in mobile consumer electronic devices, for power management devices that are capable of supporting both multiple voltages and voltages that exceed six volts. While a few mixed-voltage processes exist, they are not well suited for analog circuitry since they are also limited in their maximum voltage and useful operating voltage range as well as lacking certain other important features which are useful for implementing precision analog circuits.

We believe that one or more new process technologies will be required to support multi-voltage and higher-voltage power management semiconductors. In order to develop such a process technology, a number of requirements must be satisfied, including the need for device and process expertise in advanced analog CMOS or other analog process technologies, process compatibility with low-cost sub-half-micron fabs and power management semiconductor design expertise.

The AnalogicTech Approach

We are a supplier of power management semiconductors for mobile consumer electronic devices, such as wireless handsets, notebook and tablet computers, smartphones, digital cameras and digital audio players. We focus our design and marketing efforts on the application-specific power management needs of consumer, communications and computing applications in these rapidly-evolving devices. Through our Total Power Management approach, we offer a broad range of products that support multiple applications, features and services across a diverse set of mobile consumer electronic devices. We target our design efforts on proprietary products, which at the time we introduce them offer characteristics that differentiate them from those offered by our competitors and which we believe are likely to generate high-volume demand from multiple customers.

We currently offer an extensive portfolio of over 400 power management products comprising Power Management ASSPs and selected general-purpose Analog ICs in single-chip packages and multi-chip packages. Our first PowerSOC products are under development. Critical elements in power management and our approach to address them include:

•	Focusing on the market for mobile consumer electronic devices: Our market is characterized by rapid innovation and frequent new product releases for a diverse set of devices, including wireless handsets, notebook and tablet computers, smartphones, digital cameras and digital audio players. These devices often compete on an array of different applications, features and services. These factors make it challenging to identify application parameters, forecast application adoption and define power management semiconductor products.

Our approach:    Through a network of offices located in South Korea, China, Taiwan, Japan, Europe and the United States, our technical salespeople and field applications engineers, or FAEs, work with the system design, engineering and procurement groups of our customers and potential customers to identify future product needs. Based on these ongoing global customer interactions, we establish engineering priorities for new product design and development. We believe our global focus on power management semiconductors for mobile consumer electronic devices enables us to anticipate customer and market requirements for these devices more quickly and thoroughly than local suppliers and more diversified semiconductor suppliers.

•	Developing advanced power management semiconductors: Power management semiconductors must be defined and designed to compete on the basis of functional integration, size, efficiency, features, cost, ease-of-use for system designers and their ability to be integrated into a system, package or chip.

Our approach:    We integrate functions from our general purpose analog ICs into our Power Management ASSPs and, in the future, intend to integrate them into our PowerSOCs. Our experienced analog semiconductor engineering team designs our products to be characterized by high functional integration, small size, high efficiency, robust features, low cost, ease of use and system integration. Our application and market-focused engineering approach has enabled us to develop a number of innovations and proprietary technologies that are of particular benefit for mobile consumer electronic device power management. One example of our innovative design approach is our simple-serial-control interface, or S2Cwire, which allows system designers to enable real-time user control of various features such as LED backlight dimming, adjustable battery charging and programmable-output voltage regulators.

•	Combining advanced analog CMOS with small packages: As mobile consumer electronic devices support more applications, features and services with limited space and limited battery capacity, it is becoming increasingly important to offer smaller, higher-efficiency power management semiconductors, assembled in area-efficient packages, and requiring fewer components to use.

Our approach:    To provide smaller products with higher integration and efficiency, we have pursued an outsourced fabrication model to manufacture our products at half-micron geometries and below. Specifically, we contract with specialty foundries that have former DRAM fabs employing advanced analog CMOS process technology. We have spent significant time and engineering resources collaborating with our suppliers to simulate, characterize, and, as necessary, adapt these processes to enable us to design and develop our advanced analog CMOS products for higher performance and smaller die size. We also capture the operational and financial benefits of the fabless model, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. We use area-efficient and multi-chip packages to meet more complex power management needs in a smaller footprint.

•	Total Power Management approach: Designing and manufacturing any modern mobile consumer electronic device requires system design expertise, adequate time and other resources as well as effective management of multiple suppliers. Furthermore, each mobile consumer electronic device can have many power loads and each load may have different power management characteristics. These system design and manufacturing requirements and variety of power loads create resource burdens on our customers, system designers and manufacturers.

Our approach:    Our “Total Power Management” strategy is intended to provide our customers with products for most or all of their power management requirements for each mobile consumer electronic device on which we focus. We believe our broad range of Power Management ASSPs and components derived from our general purpose analog ICs offers a system-level solution to our customers’ power management requirements, saves space and reduces component count in the system, and offers a single vendor solution for certain mobile consumer electronic devices. We believe that our PowerSOC solutions currently in development will integrate a wide variety of power management functions, offering improved efficiency, smaller size and real-time user-control of their power consumption and power performance.

•	Inventing multi-voltage and high-voltage process technology: The need to manage different power loads at different voltages cost-effectively is an emerging requirement in the power management semiconductor market for next-generation mobile consumer electronic devices. Current multi-voltage solutions are either large multi-chip packaging solutions or complex single-chip isolated ICs that are expensive and difficult to manufacture. We believe that power management semiconductor suppliers will therefore need to develop new approaches employing more advanced process technologies and cost effective manufacturing techniques, especially to implement highly integrated power management products.

Our approach:    To address multi-voltage, high-voltage and PowerSOC power management products, we invented and patented a new process which we call ModularBCD. This process is designed especially for fabrication in former DRAM fabs 0.35 microns and smaller and is capable of integrating CMOS and bipolar circuits with different voltages, electrically isolated from one another. ModularBCD supports device operation up to thirty volts. We are designing our first products employing ModularBCD.

Our Strategy

Our objective is to become the leading supplier of power management semiconductors for mobile consumer electronic devices. Our key strategies to achieve this objective include the following:

•	Target high-volume, high-growth mobile consumer electronic devices: We intend to continue targeting mobile consumer electronic devices that incorporate multiple consumer, communications and computing applications. In order to address a larger portion of these markets, we will focus on providing power management semiconductor products for applications, features and services incorporated in and supported by devices that ship in high volume.

•	Focus on industry-leading customers, especially in the Asia-Pacific region: We have generated revenues from our products incorporated in devices from key systems designers including LG, Motorola, Sagem, Sony Ericsson, Samsung, Hewlett-Packard, Dell, Texas Instruments, VK, Curitel and Xinwei. Most of these companies design and manufacture products in the Asia-Pacific region with some design activity taking place in North America and Europe. These companies are among the early adopters in the design and incorporation of new applications, features, and services in their mobile consumer electronic devices. We intend to deepen our relationships with these customers and to expand our relationships to other leading system designers in the Asia-Pacific region and globally.

ANALOGIC TECH

AATI BUSINESS MODEL

AATI Technology Creation
TECHNOLOGY TRANSFERS
AATI Analog IC Design Capability
≤ 0.35µm DRAM Fab Alliance(s)
Asia Packaging Provider(s)
Power Management Solutions
AATI Fab-Resident Process Engineering
ANALOGIC TECH

FABLESS WITHOUT FOUNDRIES

ASIA FOCUS

Stockholm
London
Paris
China
– Beijing
– Shanghai
– Shenzhen
Seoul
Tokyo
Hong Kong
Macau
Taiwan
– Chupei
– Taipei
Malaysia
Sunnyvale - HQ
Dallas
Raleigh
Corporate HQ, R&D
Sales & Apps
Operations
Shipping & Logistics

GLOBAL REACH

•	Develop multi-voltage products using ModularBCD: We believe that the increasing number of applications and the resulting increase in the number and variety of power loads will create demand for power management products that support multiple voltages, including voltages higher than six volts. There are significant technical challenges to designing and fabricating such devices, such as device interactions, process tradeoffs and inter-circuit noise coupling. We believe ModularBCD will enable us to cost effectively manufacture a new class of high-voltage and multi-voltage power management ICs. ModularBCD is designed to integrate analog and digital circuits with full isolation, which reduces or eliminates the impact of different voltages on groups of circuits. We have designed selected Power Management ASSP products using this technology, and we intend to develop a number of families of Power Management ASSP and PowerSOC power management products employing ModularBCD.

•	Employ top-tier engineering talent to maintain technological leadership: We intend to continue to attract and retain qualified engineers with experience in the design of analog power management semiconductors and expertise in power system and applications engineering. We believe these design resources will enable us to accelerate our introduction of new products in existing and new markets. We intend to focus our design and process development efforts on providing Total Power Management for mobile consumer electronic devices and on expanding our offering to include new products made possible through access to new process technologies, such as ModularBCD.

•	Pursue “Foundry Direct” licensing business model: In situations where a product we have developed no longer meets our desired gross margins or where such a product is suitable for a market which we do not wish to address, we intend to license potential producers of those products to have the products made at foundries selected by us using our designs. We refer to this program as “Foundry Direct.” We are in the early stages of implementing this program, which has not generated any revenues to date.

Products

We introduce products to address new market opportunities and to continue to improve the functional integration, size, efficiency, features, cost, ease of use and system integration of our solutions. We have developed a comprehensive product portfolio. Our goal is to provide our customers with proprietary, high-performance products, but have also developed a number of relatively basic products in order to provide a more complete power management solution for our customers. Our product portfolio includes three principal product lines:

•	Total Power Management ICs, or TPM ICs, comprise a family of power management ASSPs and general purpose analog ICs designed using our analog circuit expertise and half-micron or smaller analog processes to cover a wide range of power management tasks, including precise voltage regulation, voltage supervision and battery management.

•	Application-specific power MOSFETs, or ASPMs, are load switches enhanced with simple circuit functionality and protection capabilities, such as current limiting, temperature protections, input control level shifting and low noise slew rate limited turn on.

•	Other power management semiconductors, which today primarily consist of discrete, power MOSFET technologies, or TrenchDMOS, through which millions of transistors are placed in parallel trenches etched in the top of the silicon die to achieve extremely low resistance switches in very small products.

Examples of products we have sold, currently sell or are developing in each of our product lines include:

AnalogicTech Products

Product Family	Description	Representative Applications

Total Power Management ICs

BatteryManager	Linear & switching battery chargers, battery condition monitoring and battery pack protection ICs	• Single-cell LiIon battery chargers for handsets and handheld devices (MP3, DSC, PDA) • 4-cell LiIon charger for notebook and tablet PCs and tablet TVs

ChargePump	Low-noise small-footprint inductorless DC-to-DC converters and drivers

•   White LED backlighting for color LCD displays in handheld devices, handsets, and display modules

•   Camera flash with movie-lighting for camera phones

•   RGB decorative lighting and caller ID features

•   RGB music lighting for digital audio & media players

•   RGB color keypad backlight

•   USB On-The-Go (OTG) self-powered interface for handheld devices, handsets, calculators and POS terminals

PowerLinear	MicroPower low-dropout (LDO) linear regulators	• Baseband, and RF supplies in handsets & handheld devices • Low noise supplies in cable & DSL modems, notebook and tablet PCs

	NanoPower low-dropout (LDO) linear regulators	• Memory, clocks, logic in notebooks, handsets, handheld devices, watches and games

PowerManager	Voltage detectors, timers and microprocessor reset ICs	• Reset, timing, and power-up sequencing of set top boxes, DVD, hard drives and peripherals

SwitchReg	High-frequency DC-to-DC switching regulators	• Small voltage regulation for handsets & handheld devices.

• High-current V-regulation for peripherals, modems, set top boxes and computers

Application-Specific Power MOSFETs

FastSwitch	High-speed single and push-pull switches with input buffer	• Power output of high frequency switching regulators in handsets and handheld devices • High-speed buffer for driving discrete power MOSFETs in power supply modules

SafetySwitch	Power connector input protection ICs	• Protection of AC adapter connector in handset and handheld devices and games

SmartSwitch	Self-protecting current-limiting switch

•   USB port protection for notebook and tablet PCs, games, desktops, servers and USB hubs

•   Hot plugging protection of PC boards & modules

•   Safe hot plugging of PCMCIA Cards, Express Cards and compact-flash (CF) cards

	Slow-turn-on power saving load switch	• Intelligent power switch of RF power amp in handsets and handheld communicators • Power saving switch in DSCs, PDAs, MP3s and other handheld devices

Product Family	Description	Representative Applications

Other Power Management

BatterySwitch	Low-resistance bidirectional power MOSFET switches

•   N-ch LiIon pack protection switch for handsets and handheld devices (20V)

•   P-ch battery multiplexing in multi-battery notebooks and tablet PCs, portable TVs, camcorders, and handsets (20V or 30V)

•   Reverse charger protection in handheld devices and handsets

LoadSwitch	Low-resistance P-channel power MOSFET switches	• P-ch single & dual power saving load switches for handsets and handheld devices (20V)

PWMSwitch	Discrete power MOSFETs used in DC-to-DC conversion	• N-ch single & dual switches for DC regulator in notebook and tablet computing, camcorders and some handheld devices.

Customers, Sales and Marketing

We work directly with system designers to create demand for our products by providing them with application-specific product information for their system design, engineering and procurement groups. Our FAEs actively engage these groups during their design processes to introduce them to our products and the target applications our products address. We endeavor to design products that will meet anticipated, increasingly complex and specific design requirements, but which will also support widespread demand for these products and future products derived from these products. We typically undertake a four to eight month development process with system designers. If successful, this process culminates in a system designer deciding to use our product in their system, which we refer to as a design win. Volume production of products that use our ICs generally takes an additional three to six months after an initial design win confirmation. Once our products are accepted and designed into an application, the system designer is likely to continue to use the same power architecture and derivative products in a number of their models, which tends to extend our product lifecycles. We sell directly to certain original equipment manufacturers, including LG, Motorola, Sagem, Sony Ericsson and Samsung. We sell through distributors and original design manufacturers to other system designers, including Hewlett-Packard, Dell, Texas Instruments, VK and Curitel.

We sell our products through our direct sales and applications support organization to original equipment manufacturers, original design manufacturers and contract electronics manufacturers, as well as through arrangements with distributors that fulfill third-party orders for our products. Many of our current distributors also serve as sales representatives procuring orders for us to fill directly. We receive a substantial portion of our revenues from a small number of customers. We received an aggregate of approximately 80% of our revenues from our ten largest customers in 2004. Our largest direct customer in 2004 was LG, which accounted for 43% of our revenues. Our sales to LG in 2004 were divided among a number of LG product groups and divisions, including LG’s CDMA handset group, which accounted for 25% of our revenues, and LG’s UMTS handset group, which accounted for 13% of our revenues. No single distributor, ODM or contract electronics manufacturer accounted for 10% or more of our revenues in 2004. Distributors, original design manufacturers and contract electronics manufacturers serve as a channel to many end users of our products and accounted for 54% of our revenues in 2004, while end users of our products purchasing from us directly accounted for 46% of our revenues in 2004.

In 2000, we started to install our own technical global sales and field applications force. These employees are organized in regional teams, each with a minimum core of three people including one country manager, one customer service representative and at least one FAE. As we have grown, we have continued to add more FAEs. We have added additional customer service personnel in regions where we ship directly to an OEM, particularly in South Korea. In addition to creating the initial demand for our products, each regional team is responsible for increasing demand from distributors, original design manufacturers, contract manufacturers and end users. As of March 31, 2005, we had a total of 60 sales and marketing personnel worldwide.

We operate sales offices in: Seoul, South Korea; Taipei, Taiwan; Tokyo (Akasaka), Japan; Shanghai, China; Shenzhen, China; Beijing, China; Hong Kong, Special Administrative Region China; Sunnyvale, California; Raleigh, North Carolina; Stockholm, Sweden; London, England; and Paris, France. Sunnyvale is both our corporate and North American sales headquarters, Shanghai is our sales headquarters for China, and Stockholm is our sales headquarters for Europe, the Middle East and Africa. We use this network of offices and staff, with the support of distributors and representatives, to stay close to system designers and our other customers and remain current on the newest global technology developments through the sharing of customer visit reports.

Manufacturing and Operations

We use third-party foundries and assembly and test subcontractors to manufacture, assemble and test our products. To provide smaller products with higher integration and efficiency, we have pursued an outsourced fabrication model to manufacture our products at half-micron geometries and below. Specifically, we contract with specialty foundries that have former DRAM fabs employing advanced analog CMOS process technology. We have spent significant time and engineering resources collaborating with our suppliers to simulate, characterize, and, as necessary, adapt these advanced analog CMOS processes to enable us to design and develop our advanced analog CMOS products for higher performance and smaller die size. We also capture the operational and financial benefits of the fabless model, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. Relative to other fabless companies that use CMOS foundries, we believe that our use of fully-depreciated DRAM fabs allows us to achieve lower costs using advanced analog CMOS processes today and will allow us to employ specialized process technologies, such as our ModularBCD, in the future, in order to maximize device performance for a given application.

We are able to take advantage of the lower costs and increased manufacturing capacity of former DRAM fabs because we have the expertise in analog and power management design and process technology required to utilize the advanced equipment found in DRAM facilities for the fabrication of our power management products. We believe the IC process technologies we use achieve high levels of performance and monolithic integration of mixed-signal, or analog with digital, analog and power management circuitry and offer superior characteristics in noise, high-frequency operation, high-current capability and ability to survive adverse electrical and thermal conditions. To achieve a greater degree of customer specificity while maintaining economies of scale in manufacturing, we employ a variety of production adjustments and modifications to our products. Our process integration team in our Hong Kong office works onsite at these former DRAM fabs to oversee the manufacturing of our products.

We use third-party contractors, primarily in Taiwan, to perform wafer probe. The probed wafers are then shipped to our back-end supplier’s assembly and test manufacturing locations in Taiwan, Shanghai or Malaysia. Back-end logistics and engineering support is performed through our operations team in Chupei, Taiwan. Finished goods inventory is stored and shipped world-wide from Hong Kong by a third-party service provider on our behalf. All scheduling is internally communicated globally via our virtual private network and web-based enterprise resource planning system, supplied by IFS Corporation of Sweden and hosted on servers in Ohio.

In addition to innovative manufacturing processes, we also work with our packaging contractors to develop innovative packaging solutions that make use of new assembly methods and new high performance packaging materials to improve area efficiency, optimize thermal and electrical performance, reduce package size and offer ease-of-use and cost efficiency. We use area-efficient and multi-chip packages to meet more complex power management needs in a smaller footprint.

Combining innovative process and packaging technologies enables us to produce cost-effective products with many competitive advantages, including high functional integration, small size, high efficiency, robust features, low cost, ease of use and system integration. In many instances chip size reductions through advanced wafer fabrication make it possible to shrink a chip to fit into a smaller, cheaper package, reducing both die and package cost. When the resulting smaller footprint product is sold into space-conscious applications like wireless handsets and smartphones, the smaller product generally commands a higher market price.

Samsung Electronics recently designated us as an Eco-Partner Affiliate Company, which means that we have fulfilled Samsung’s standards for controlling substances with environmental impacts within our products and for establishing a stable environmental quality control system. We believe that our customers and potential customers will recognize this designation as a favorable industry certification.

We are currently transitioning certain of our logistics, order entry, purchasing and billing functions to our new office in Macau, Special Administrative Region China and through our nearby office in Hong Kong. We anticipate that we will complete this transition by the end of 2005.

Research and Development

We focus our research and development efforts on design, process technology and packaging innovation. We have assembled a team of highly skilled engineers who have strong design expertise in analog, mixed-signal and power applications. Our staff’s core competencies include high-frequency conversion, low-noise operation, light-load efficiency, low-noise switching, protection, precision parameter matching, fast current limiting, battery charging and analog functionality with extremely low quiescent currents. Our marketing, central applications engineering, global sales and field applications engineering force works with our customers’ system design, engineering and procurement groups to identify future product needs. Our new product design and development efforts are directed primarily by this product definition process. Through these efforts, we seek to introduce new products to address new market opportunities, to continue to reduce our design and manufacturing cost and to continue to improve the cost effectiveness, size and performance of our solutions.

The following table includes some of the design innovations that we have developed and on which we compete in our markets:

Innovation	Benefit
S2Cwire™ Interface	Allows our customers to control analog properties in our power management ICs digitally using a single wire. Examples include dimming of LED backlighting, changing the color of an RGB decorative lighting, or setting “on the fly” the output voltage of a regulator.

Fast Current Limiting	Prevents damage from short circuits or an improperly connected charger by rapidly limiting current to a safe level. If condition persists and device overheats it shuts off the system to protect from overheating.

Fast Break-Before-Make	Allows switching regulators to operate at higher frequencies without accidentally shorting out the battery. High frequency is important to shrink power supply passive components such as coil and capacitors.

NanoPower™ Circuitry	Extends battery life and standby time in mobile consumer electronic devices by using very small currents to operate power management and voltage regulation circuitry.

AutoBias™	Maximizes efficiency and extends battery life when driving mismatched white LEDs such as color LCD backlighting.

Smart Slew-Rate-Control	Power-saving switch has slow-turn-on to avoid noise and in-rush current spikes when powering wireless handset RF power amplifiers, CCD camera imagers or large capacitive power loads. One SmartSwitch may replace up to 14 discrete components.

Our most recent engineering effort builds on our past technical successes to explore and reach new markets with our current design resources. By combining our pre-existing portfolio of products with innovative multi- chip packaging, we can develop and offer new power combination products in a shorter timeframe than that it typically takes us to develop a new IC from inception. We believe that these system-in-a-package combination products benefit our customers with space savings, added features and ease-of-use, while reducing our own technical and market risks. Examples of our newest single-package combination products include the following:

•	White LED backlight driver with camera flash driver;

•	Microprocessor reset with LDO linear regulator;

•	High frequency switching regulator with LDO linear regulator;

•	Dual LDO linear regulators;

•	Dual switching regulators; and

•	Charger IC with power TrenchDMOS.

We support our research and development efforts for new products and improvements to our existing products with our technology development group, which is focused on creating, developing, characterizing and releasing into production new wafer fabrication processes. We define and create processes, such as ModularBCD, that offer features, performance, devices, characteristics and capability not available through conventional foundry processes. We license these new processes to our suppliers’ foundries for limited use. We also install these processes according to available resources and market timing. Our technology group oversees any transfers of our processes into a new facility to ensure that the unit process steps are adapted properly to the new facility’s specific equipment set.

To date, we have developed two new wafer fabrication processes, ModularBCD, an advanced analog integrated circuit process, and TrenchDMOS, an advanced discrete power MOSFET process. Neither of these processes is currently used to manufacture a meaningful portion of our products. We believe that ModularBCD will be strategically important to our future competitiveness as a supplier of PowerSOCs. We believe that TrenchDMOS is less strategic to our business than ModularBCD, but helps us support a Total Power Management product offering to our customers.

ModularBCD is our patented IC process technology designed for integrating fully-isolated power, analog and mixed-signal circuitry of differing operating voltages without the need for expensive epitaxial depositions. It is a flexible, cost-effective process well-suited for precision analog and PowerSOC implementations. ModularBCD and TrenchDMOS processes were both designed and built for manufacturing using equipment readily available in former DRAM fabs. Both processes use low temperature processing consistent with former DRAM fabs and large wafer diameters, as well as other process requirements typically only found in former DRAM fabs.

In 2004, 2003 and 2002, we spent $14.3 million, $7.1 million and $5.4 million, respectively, on research and development efforts. We anticipate that we will continue to invest significant amounts in research and development activities to develop new products and processes. As a result, we expect research and development expenses to increase in absolute dollars in future periods.

Intellectual Property

We rely on our patents, trade secret laws, contractual provisions, licenses, copyrights, trademarks and other proprietary rights to protect our intellectual property. As of March 31, 2005, we had 12 issued patents in the United States, three allowed patents in the United States, five issued patents internationally and additional applications pending in the categories of process technology, circuits and packaging. We cannot guarantee that our pending patent applications will be approved, that any issued patents will protect our intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on our ability to do business. We focus our patent efforts in the United States, and, when justified by cost and strategic importance, we file corresponding foreign patent applications in such jurisdictions as Europe, South Korea, China, Taiwan and Japan. Our patent strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level.

Unauthorized parties may attempt to copy aspects of our products or obtain and use information that we consider proprietary. Competitors may also recruit our employees who have access to our proprietary technologies. We cannot assure you that the measures we have implemented to prevent misappropriation or infringement of our intellectual property will be successful.

We have received in the past, and may receive in the future, communications from third parties alleging infringement of patents, trade secrets or other intellectual property rights. For example, in May 2003, we received a letter from Linear Technology alleging that certain of our charge pump products infringed a Linear Technology patent, and in August 2004, we received a letter from Linear Technology alleging that certain of our switching regulator products infringed other Linear Technology patents. In addition, in November 2004, we received a letter from International Rectifier alleging that certain of our MOSFET products infringed an International Rectifier patent. In response to these letters, we have contacted both Linear Technology and International Rectifier to convey our good faith belief that we do not infringe the patents in question. In each case, there have been no additional actions or communications. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Such lawsuits could also force us to incur significant litigation related expenses and use of our management’s time and other resources. For example, we are currently involved in a lawsuit initiated by Siliconix in which it is alleged that certain of our TrenchDMOS products infringe patents held by Siliconix. Although this case is currently stayed pending a reexamination of certain of the Siliconix patents at issue, we have already incurred significant legal expenses related to our defense. Any significant impairment of our intellectual property rights could harm our business and our ability to compete. Also, protecting our intellectual property rights could be costly and time consuming.

Competition

The analog, mixed-signal and power management semiconductor industry is highly competitive and dynamic, and we expect it to remain so. Our ability to compete effectively depends on defining, designing and regularly introducing new products that meet or anticipate the power management needs of our customers’ next-generation products and applications. We compete with numerous domestic and international semiconductor companies, many of which have greater financial and other resources with which to pursue marketing, technology development, product design, manufacturing, quality, sales and distribution of their products.

To our knowledge, no single competitor sells a product line matching one-to-one with our product portfolio and applications focus. We consider our primary competitors to be Maxim Integrated Products, Linear Technology, Texas Instruments, Semtech and National Semiconductor. We expect continued competition from existing suppliers as well as from new entrants into the power management semiconductor market. Our ability to compete depends on a number of factors, including:

•	our success in identifying new and emerging markets, applications and technologies, and developing power management solutions for these markets;

•	our products’ performance and cost effectiveness relative to that of our competitors’ products;

•	our ability to deliver products in large volume on a timely basis at a competitive price;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our ability to recruit application engineers and designers; and

•	our ability to protect our intellectual property.

We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering this market.

Employees

As of March 31, 2005, we had 183 employees located in the United States, China, Europe, Japan, South Korea and Taiwan. Of this total, there were 50 employees in engineering, research and development and production, 61 in sales and marketing, and 72 in operations, general and administration, quality assurance, information technology and facilities. We consider our employee relations to be good.

Facilities

Our principal executive offices are located in a leased facility in Sunnyvale, California, consisting of approximately 27,980 square feet of office space, under a three-year lease that expires in 2007. This facility accommodates our principal engineering, technology, administrative and finance activities. We also lease an office in Richardson, Texas for design engineering, consisting of approximately 6,185 square feet of office space under a five-year lease that expires in 2009.

Our manufacturing operations, planning, logistics and package engineering activities are located throughout Asia where we lease approximately 7,030 square feet of office space in Hong Kong, Special Administrative Region China under a four-year lease that expires in 2006; and approximately 13,837 square feet of office space in Chupei, Taiwan, under a three-year lease that expires in 2007.

Our Asia sales offices occupy additional leased facilities in Taipei, Taiwan; Tokyo, Japan; Seoul, South Korea; and Shanghai, Beijing and Shenzen, China. In North America, we have an additional sales office lease in Raleigh, North Carolina. In Europe, we have an additional sales office lease in Stockholm, Sweden and London, England.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

Legal Proceedings

In January 2004, Siliconix incorporated filed a patent infringement lawsuit against us in the U.S. District Court for the Northern District of California. This lawsuit identifies three patents: U.S. Patent No. 5,034,785 entitled “Planar Vertical Channel DMOS Structure,” U.S. Patent No. 4,767,722 entitled “Method for making planar vertical channel DMOS structures” and U.S. Patent No. 4,967,245 entitled “Trench Power MOSFET Device.” The complaint also identifies three accused products: our AAT9125, AAT7300 and AAT7301E Trench DMOS products.

The complaint requests an injunction to prevent us from allegedly infringing the patents as well as an award of monetary damages, attorneys’ fees, costs and expenses. Our initial response included counterclaims seeking a declaratory judgment of non-infringement, invalidity and unenforceability of the involved patents. Since that time, both parties have participated in discovery and preliminary claim construction. In August 2004, the U.S. Patent and Trademark Office granted our request for reexamination of two of the involved patents. As a result of the pending reexamination, all proceedings in this lawsuit have been stayed. The reexamination proceedings are still in process, the stay of this lawsuit remains in effect and no date is set for trial.

At this time, we believe that we have a meritorious defense to each of Siliconix’s claims. If we do not prevail in this litigation, we could be ordered to pay monetary damages, and we could be enjoined from selling the accused products in the United States, either directly or indirectly. Each of the patents involved in this lawsuit will expire prior to August 2008. Although we do not believe that our TrenchDMOS products infringe the Siliconix patents at issue, if these products are found by a court to infringe, then we would be unable to continue to sell these products in the United States. Sales of our products in the United States that Siliconix claims infringe its U.S. patents are minimal, and sales of all of our TrenchDMOS products worldwide represent less than 2% of our revenues. As a result, we believe that any decision in this case, even if favorable to Siliconix, is unlikely to have a material adverse impact on our revenues, financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors:

Name	Age	Position
Richard K. Williams	47	President, Chief Executive Officer, Chief Technical Officer and Director
Brian R. McDonald	48	Chief Financial Officer, Vice President of Worldwide Finance and Secretary
Jan O.G. Nilsson	46	Vice President of Sales and Marketing
Kevin P. D’Angelo	45	Vice President of Engineering
Allen K. Lam	42	Vice President of Worldwide Operations
Dr. Jun-Wei Chen	55	Vice President of Technology
Samuel J. Anderson (1)(2)(3)	48	Chairman of the Board of Directors
Kenneth P. Lawler (1)(2)(3)	46	Director
Jaff Lin (2)(3)	57	Director
Alan E. Ross (3)	70	Director
Thomas Weatherford (1)(3)	58	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee

Richard K. Williams, one of our founders, has served as our President and Chief Executive Officer since April 2000 and also as our Chief Technical Officer and a director since September 1998. From September 1998 to April 2000, Mr. Williams previously served as our Vice President of Engineering and Product Strategy. Prior to joining us, Mr. Williams served at Siliconix incorporated from September 1980 to September 1998, most recently as Senior Director of Device Concept & Design. Mr. Williams holds more than 200 U.S. patents in device, process, package, circuit, system and application methods and apparatus, and has written over 100 published articles and invited papers. Mr. Williams is a member of the Institute of Electrical and Electronic Engineers. Mr. Williams received an M.S. in Electrical Engineering from Santa Clara University and a B.S., with honors, in Electrical Engineering (specializing in semiconductor device physics and fabrication) from the University of Illinois at Urbana-Champaign, where he currently holds the positions of board member and Vice President of the west coast division of UIUC’s Electrical and Computer Engineering Alumni.

Brian R. McDonald has served as our Chief Financial Officer and Vice President of Worldwide Finance since June 2004 and as our Secretary since August 2004. Mr. McDonald is responsible for accounting, finance, compliance, information technology and human resource functions. Prior to joining us, Mr. McDonald served as Vice President and Chief Financial Officer at Monolithic Power Systems, Inc. from August 2002 to June 2004, as Vice President and Chief Financial Officer at Elantec Semiconductor, Inc. from January 2001 to August 2002 and as Vice President and Chief Financial Officer at Mattson Technology, Inc. from April 1999 to December 2000. Prior to that, Mr. McDonald held senior financial management positions at National Semiconductor Corporation, Read-Rite Corporation and Micro Linear Corporation. Mr. McDonald received a B.S. in Management from Santa Clara University.

Jan O.G. Nilsson has served as our Vice President of Worldwide Marketing and Sales since May 2002. Mr. Nilsson previously served as our Director of Marketing from February 2001 to April 2002. Prior to joining us, Mr. Nilsson served as Director of Marketing at Integration Associates, Inc. from August 2000 to January 2001, as Director of Power IC Marketing at Vishay-Siliconix from February 2000 to October 2000 and as Director of IRDA Marketing at Vishay-Telefunken from November 1997 to February 2000. Prior to that, Mr. Nilsson served as Senior Business Development Manager at TEMIC Nordic, AB from November 1993 to November 1997, as Field Applications Engineer at Hitachi Semiconductors, Ltd. UK from January 1989 to November 1993, as Field Applications Manager at Fertronic AB, from 1986 to 1989 and as Design Engineer at Bofors Aerotronics AB from 1984 to 1986. In 1999 and 2000, he also served as Co-chair Marketing of IrDA, the

Infrared Data Association in Santa Clara. Mr. Nilsson received a M.Sc. in Electrical Engineering from the Royal Institute of Technology, Stockholm.

Kevin P. D’Angelo, one of our founders, has served as our Vice President of Engineering since January 2001. Mr. D’Angelo is responsible for IC design, CAD, global product engineering, test program development and product quality functions. Mr. D’Angelo previously served as our Senior Director from June 2000 to January 2001 and as our Senior Manager from January 1999 to June 2000. Prior to joining us, Mr. D’Angelo served as Senior Staff Engineer at Impala Linear Corporation from March 1997 to January 1999. From December 1993 to March 1997, he served as Senior Staff Engineer at Siliconix-TEMIC. Prior to that, he served as IC Design Manager at Dallas Semiconductor Corporation from October 1990 to December 1993, as Senior Engineer in the digital signal processing group at Motorola, Inc. from August 1986 to October 1990 and as Design Engineer at M/A-Com Linkabit from June 1983 to August 1986. Mr. D’Angelo received the 2002 Marconi award for excellence in science and technology, and he holds eight U.S. patents. Mr. D’Angelo received a B.S. in Electrical Engineering from the University of California, San Diego.

Allen K. Lam, one of our founders, has served as our Vice President of Worldwide Operations since May 2002. Mr. Lam is responsible for global manufacturing logistics and planning, purchasing, foundry management, packaging and test engineering, process quality and supporting ongoing quality and environmental initiatives. Mr. Lam previously served as our Director of Operations and Quality and Reliability Assurance from June 1999 to April 2002 and as our Manager of Quality and Reliability Assurance from November 1998 to May 1999. Mr. Lam is fluent in English, Mandarin and Cantonese and manages our operations in Taiwan, China, Macau and Hong Kong. Prior to joining us, Mr. Lam served as Quality Manager at Siliconix-Temic from August 1985 to October 1998. Mr. Lam holds seven U.S. patents. Mr. Lam received a Higher Diploma in Applied Science from the Hong Kong Polytechnic University.

Jun-Wei Chen has served as our Vice President of Technology since February 2005. Dr. Chen is responsible for device concept and design, process development and integration, CAE development and global Foundry Direct technical support. Prior to joining us, Dr. Chen served as Vice President of Technology at SmartASIC Technology, Inc. from May 2004 to February 2005, as Chief Technology Officer at CLL Technology, Inc. from May 2000 to May 2004, as Assistant Vice President of Operations for Trident Microsystems, Inc. from July 1998 to May 2000 and as Vice President of Foundry and Product Engineering at OPTi Inc. from December 1995 to June 1998. Dr. Chen holds 20 U.S. patents and has written over 30 technical articles. He is also a member of the Institute for Electrical and Electronic Engineers. Dr. Chen received a Ph.D. and an M.S. in Electrical Engineering from Carnegie Mellon University and a B.S. in Electrical Engineering from National Taiwan University, Taipei.

Samuel J. Anderson has served as a director and as Chairman of our board of directors since August 2001. Mr. Anderson was a founder of Great Wall Semiconductor Corporation and has served as its Chairman, President and Chief Executive Officer since January 2002. Mr. Anderson previously served as Vice President of Business Development at ON Semiconductor Corporation from August 1999 to December 2001 and held various positions in the semiconductor products sector of Motorola, Inc. from June 1986 to August 1999. Mr. Anderson also serves on the board of directors of Vicor Corporation. Mr. Anderson holds over 20 U.S. patents in the area of semiconductor technology. Mr. Anderson received an M.S. in Microelectronics from Arizona State University, an M.S. in Physics from Queen’s University of Belfast, Ireland and a B.S. in Electronics from the University of Ulster, Ireland.

Kenneth P. Lawler has served as a director since January 2004. Since February 1995, Mr. Lawler has served as a General Partner of the Battery Ventures fund organization. Mr. Lawler is a Managing Member of the general partner of Battery Ventures VI, L.P. and Battery Investment Partners VI, LLC. Prior to joining Battery Ventures in 1995, Mr. Lawler spent ten years in venture capital at Patricof & Co. Ventures, now known as Apax Partners, and Berkeley International Capital Corporation. Prior to 1985, he worked in product management at Advanced Micro Devices, Inc. and in engineering management at Teradyne, Inc. and Fairchild Semiconductor International, Inc. Mr. Lawler also serves on the board of directors of SigmaTel, Inc. and on the Venture Capital Advisory Board for the Fabless Semiconductor Association. Mr. Lawler received an M.B.A. from the University of California, Los Angeles and an M.S. and a B.S. in Industrial Engineering from Stanford University.

Jaff Lin has served as a director since June 1999. Mr. Lin co-founded Maton Venture in 1997 and has served as a Managing Director since its inception. Mr. Lin served as Chief Technical Officer and previously as Vice President of Engineering at BusLogic, Inc. from November 1990 to March 1996. Prior to that, Mr. Lin served in various engineering and marketing management capacities at Cirrus Logic, Inc., Compass Development, Inc. and Scientific Micro Systems. Mr. Lin received an M.S. in Electrical Engineering and Computer Science from the University of California, Berkeley and a B.S. in Nuclear Engineering from the National Tsing Hua University in Taiwan.

Alan E. Ross has served as a director since July 2005. He is currently an independent venture capitalist. Mr. Ross served as President and Chief Executive Officer of Broadcom Corporation from January 2003 to January 2005 and as its Chief Operating Officer from November 2002 to January 2003. Mr. Ross served as Chairman of the Board and Chief Executive Officer of Worldwide Semiconductor Manufacturing Corporation from 1996 until April 1999. In addition, he served as Chief Executive Officer of Gambit Automated Design, Inc., an integrated circuit and tool manufacturer, from 1997 until 1998, and as President of Rockwell Telecommunications Group from 1990 to 1995. Mr. Ross also serves on the board of directors of Broadcom. Mr. Ross received a B.S. in Industrial Management from San Diego State University.

Thomas Weatherford has served as a director since July 2004. Mr. Weatherford served as Executive Vice President and Chief Financial Officer at Business Objects S.A. from September 1997 until his retirement in January 2003. Mr. Weatherford previously held senior financial positions at NETCOM On-Line Communication Services, Inc., Logitech, Inc., Texas Instruments Incorporated, Schlumberger and Tandem Computers, Inc. Mr. Weatherford also serves on the boards of directors of Aspect Communications Corporation, ILOG S.A., Saba Software, Inc., Synplicity, Inc., and Tesco Corporation. Mr. Weatherford received a B.B.A. from the University of Houston.

Board Composition

Our board of directors is currently composed of six members, including five non-employee members, and our current President, Chief Executive Officer and Chief Technical Officer, Richard K. Williams. Upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board will be appointed to one-year terms, two will be appointed to two-year terms and two will be appointed to three-year terms. Thereafter, directors will be elected for three-year terms. Our Class I directors, whose terms will expire at the 2006 annual meeting of stockholders, are expected to be Messrs. Lin and Williams. Our Class II directors, whose terms will expire at the 2007 annual meeting of stockholders, are expected to be Messrs. Anderson and Lawler. Our Class III directors, whose terms will expire at the 2008 annual meeting of stockholders, are expected to be Messrs. Ross and Weatherford.

Pursuant to a voting agreement originally entered into in August 1998 and most recently amended in October 2003 by and among us and certain of our stockholders, Messrs. Anderson, Lawler, Lin and Williams, were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. The voting agreement and all rights thereunder will automatically terminate upon completion of this offering, and members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of the voting agreement, see “Certain Relationships and Related Party Transactions—Voting Agreement.”

Board Committees

Our board of directors has established an audit committee and a compensation committee and will establish a corporate governance and nominating committee prior to the completion of this offering. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee.    Our audit committee currently consists of Thomas Weatherford (chair), Samuel J. Anderson and Kenneth P. Lawler, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the SEC and The Nasdaq Stock Market, Inc. This committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities include:

•	selecting and hiring our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors any earnings announcements and other public announcements and regulatory filings regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics.

Compensation Committee.    Our compensation committee consists of Samuel J. Anderson (chair), Kenneth P. Lawler and Jaff Lin, each of whom our board of directors has determined is independent within the meaning of the independent director standards of The Nasdaq Stock Market, Inc. This committee’s purpose is to assist our board of directors in determining the compensation for our senior management and directors and recommend these plans to our board. This committee’s responsibilities include:

•	reviewing and recommending compensation and benefit plans for our executive officers and compensation policies for members of our board of directors and board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers;

•	setting performance goals for our officers and reviewing their performance against these goals;

•	evaluating the competitiveness of our executive compensation plans; and

•	preparing the report that the SEC requires in our annual proxy statement.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee will consist of Alan E. Ross (chair), Samuel J. Anderson, Kenneth P. Lawler, Jaff Lin and Thomas Weatherford, each of whom our board of directors has determined is independent within the meaning of the independent director standards of The Nasdaq Stock Market, Inc. This committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. This committee’s responsibilities include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding the appointment of directors to our committees;

•	administering a policy for considering stockholder nominees for election to our board of directors;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing our board of directors’ performance and self-evaluation process; and

•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.

Compensation Committee Interlocks and Insider Participation

Our board of directors as a whole has performed the functions that will be delegated to the compensation committee. None of the members expected to serve on our compensation committee is one of our officers or employees. No member of our board of directors and no member expected to serve on our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Director Compensation

Effective upon the closing of this offering, we will implement a policy regarding the compensation of non-employee members serving on our board of directors. Pursuant to the policy, no director personally holding, excluding shares granted to such director in connection with service on the board, or otherwise employed by or affiliated with any company holding, more than one percent of our capital stock will be eligible for compensation for his or her services as a member of our board of directors. We expect that Messrs. Anderson, Ross and Weatherford will qualify for compensation under this policy. All qualifying board members will be entitled to receive $25,000 per year of service, as well as $2,000 for each board meeting attended in person plus reimbursement for associated expenses or $1,000 for each board meeting attended by telephone. All qualifying board members also will receive an initial option grant for the purchase of 36,000 shares of common stock upon the commencement of each three-year term of service on the board and an additional option grant for the purchase of 2,100 shares of common stock for each year of service on the board during such term. In addition, assuming that they are qualifying board members, the chairperson of the board of directors, the chairperson of the audit committee and the chairperson of the corporate governance and nominating committee each will receive an additional $20,000 for each year of service plus an initial stock option grant of 12,000 shares of common stock upon the commencement of each three-year term of service as chairpersons. The exercise prices of all options granted pursuant to our director compensation policy will be equal to the fair market value of our common stock on the date of grant.

Executive Compensation

The following table summarizes the compensation that we paid to our Chief Executive Officer and each of our five other most highly compensated executive officers that served during the year ended December 31, 2004. We refer to these officers in this prospectus as our named executive officers.

Summary Compensation Table

	2004 Annual Compensation		All Other Compensation
Name and Principal Position	Salary	Bonus
Richard K. Williams President, Chief Executive Officer and Chief Technical Officer	$187,339	$208,561	$18,688	(1)(2)(3)

Kevin P. D’Angelo Vice President of Engineering	$238,000	$98,803	$11,136	(1)(3)

Jan O.G. Nilsson Vice President of Sales and Marketing	$234,080	$77,920	$11,136	(1)(3)

Allen K. Lam Vice President of Worldwide Operations	$178,000	$61,900	$7,681	(1)(2)(3)

Dr. Michael Cornell (4) AATI Fellow	$161,751	$42,300	$408	(2)(3)

Brian R. McDonald (5) Chief Financial Officer and Vice President of Worldwide Finance	$106,750	$47,250	$5,616	(1)(3)

(1)	Includes payment for auto allowance.

(2)	Includes pay-out for accrued vacation time.
(3)	Includes payment for premiums for basic life and accidental death and dismemberment insurance coverage.
(4)	Dr. Cornell served as our Vice President of Technology until December 2004. He is no longer an executive officer, but continues to serve as a part-time technical advisor with the title of AATI Fellow.
(5)	Brian R. McDonald joined us as our Chief Financial Officer and Vice President of Worldwide Finance in June 2004.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to stock options granted to our named executive officers during the fiscal year ended December 31, 2004, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually, minus the applicable per share exercise price. These assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of our future common stock price. We cannot assure you that any of the values in the table will be achieved. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock and overall stock market conditions. The assumed 5% and 10% rates of stock appreciation are based on the assumed initial public offering price of $9.00 per share, the mid-point of the range on the cover of this prospectus. The percentage of total options granted is based upon an aggregate of 2,761,420 shares of common stock subject to options we actually granted to employees, directors and consultants during 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Last Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
Richard K. Williams	450,000	16.7%	$0.46	9/14/2014	$6,390,023	$10,297,657
Jan O. G. Nilsson	100,000	3.7%	0.46	9/14/2014	1,420,005	2,288,368
Kevin P. D’Angelo	100,000	3.7%	0.46	9/14/2014	1,420,005	2,288,368
Allen K. Lam	100,000	3.7%	0.46	9/14/2014	1,420,005	2,288,368
Dr. Michael Cornell	17,274	0.6%	0.46	9/14/2014	244,724	394,378
Brian R. McDonald	350,000	12.7%	0.46	8/10/2014	4,970,018	8,009,289

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table describes for each of our named executive officers the number and value of securities underlying exercisable and unexercisable options held by them as of December 31, 2004. The value realized and the value of unexercised in-the-money options at December 31, 2004 are based on the assumed initial public offering price of $9.00 per share, the mid-point of the range on the cover of this prospectus, less the per share exercise price, multiplied by the number of shares issued or issuable, as the case may be, upon exercise of the option. All options to our named executive officers were granted under our 1998 Stock Plan.

	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard K. Williams	2,140,961	$18,684,637	—	830,250	$—	$7,090,335
Jan O. G. Nilsson	474,944	4,066,289	—	175,038	—	1,494,825
Kevin P. D’Angelo	438,000	3,755,220	125	325,125	1,068	2,776,568
Allen K. Lam	485,632	4,178,043	—	—	—	—
Dr. Michael Cornell	201,521	2,149,037	—	—	—	—
Brian R. McDonald	87,500	747,250	—	262,500	—	2,241,750

Employment Agreements and Change of Control Arrangements

In September 1998, we entered into an employment offer letter with Richard K. Williams, our President, Chief Executive Officer and Chief Technical Officer. Mr. Williams’ employment is at-will, and either we or Mr. Williams may terminate his employment with us at any time and for any reason. Pursuant to this offer letter, we agreed to pay Mr. Williams an initial annual salary of $120,000, a signing bonus of $120,000 and a quarterly bonus of $16,000. Payment of these bonus amounts was deferred, with the quarterly bonus accruing from Mr. Williams’ start date, until the earliest to occur of our achieving profitability, our initial public offering, our acquisition or our liquidation. We have paid all deferred amounts in full. We also agreed to grant Mr. Williams an option to purchase 975,000 shares of our common stock at an exercise price of $0.066 per share and an option to purchase 287,757 shares of our common stock at an exercise price of $0.40 per share. These options vested annually over four years from Mr. Williams’ start date. If we terminate Mr. Williams’ employment without cause, he will be entitled to continue to receive payment of his base salary and insurance benefits for two weeks following the date of termination, as well as any accrued and unpaid bonus amounts.

In June 2004, we entered into an employment offer letter with Brian R. McDonald, our Chief Financial Officer and Vice President of Worldwide Finance. Mr. McDonald’s employment is at-will, and either we or Mr. McDonald may terminate his employment with us at any time and for any reason. Pursuant to this offer letter, we agreed to pay Mr. McDonald an annual salary of $210,000 and provided an initial option grant to purchase 350,000 shares of our common stock at $0.46 per share, vesting annually over four years. In the event of a change in control of our company and if Mr. McDonald’s employment is involuntarily terminated within 12 months of such change of control, then the unvested portion of this option shall automatically accelerate and become fully vested and exercisable. In addition, if we terminate Mr. McDonald’s employment without cause within six months following the end of the employment with us of our current Chief Executive Officer, Richard K. Williams, Mr. McDonald will be entitled to continue to receive payment of his base salary and insurance benefits for six months following his termination, and the vesting of all of Mr. McDonald’s options or restricted stock will immediately accelerate by six months from the date of termination.

In May 2005, our board of directors authorized a form of change of control agreement for each of our current and future officers of a level of Vice President and above. The change of control agreement provides that in the event the employee is terminated without cause, or is constructively terminated, within 12 months of a change of control of AnalogicTech (including a merger or sale of assets), 100% of all unvested stock rights as of such date shall become fully vested on the termination date with respect to our Chief Executive Officer and Chief Financial Officer and 50% of all unvested stock rights as of such date shall become fully vested on the termination date with respect to our other officers of a level of Vice President and above. In this event, the employee will also receive continued salary and benefits for 12 months following the termination date. For purposes of this agreement, “stock rights” means all options or rights to acquire shares of our common stock and includes all options granted under our 1998 Stock Plan and 2005 Equity Incentive Plan. We intend for each of our current and future officers of a level of Vice President and above to enter into a change of control agreement with these terms prior to the closing of this offering or at the time such person is hired, as applicable.

Employee Benefit and Stock Plans

1998 Stock Plan

Our 1998 Stock Plan was adopted by our board of directors and approved by our stockholders in August 1998. Our 1998 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options, stock grants and stock purchase rights to our employees, directors and consultants. As of March 31, 2005, options to purchase 5,025,600 shares of common stock were outstanding and 267,360 shares were available for future grant under this plan.

We will not grant any additional awards under our 1998 Stock Plan following this offering. Instead we will grant options under our 2005 Equity Incentive Plan. However, our 1998 Stock Plan will continue to govern awards granted thereunder following this offering.

Our 1998 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each award. If the outstanding awards are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the award as to all of the shares subject to the award, including shares that would not otherwise be exercisable, for a period of 15 days from the date of notice. The award will terminate upon the expiration of the 15-day period.

2005 Equity Incentive Plan

Our board of directors and stockholders approved our 2005 Equity Incentive Plan in May 2005. Our 2005 Equity Incentive Plan will become effective upon the completion of this offering and will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

The share reserve under the 2005 Equity Incentive Plan will initially consist of 4,500,000 shares of our common stock plus any shares that have been reserved but not issued under our 1998 Stock Plan as of the effective date of this offering. Any shares that would otherwise return to our 1998 Stock Plan on or after the effective date of this offering as a result of termination of options or the repurchase of unvested shares issued thereunder will become available for issuance under the 2005 Equity Incentive Plan. In addition, our 2005 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our fiscal year 2006, equal to the least of:

•	3% of the outstanding shares of our common stock on the first day of the fiscal year;

•	2,000,000 shares; and

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board will administer our 2005 Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a different exercise price.

The administrator determines the exercise price of options granted under our 2005 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 500,000 shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as the administrator may determine. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2005 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2005 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our 2005 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if vesting criteria established by the administrator are satisfied or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value as the administrator establishes prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date.

Unless the administrator provides otherwise, our 2005 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2005 Equity Incentive Plan will provide that in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The award will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

Our 2005 Equity Incentive Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2005 Equity Incentive Plan provided such action does not impair the rights of any participant.

2005 Employee Stock Purchase Plan

Our board of directors and stockholders approved our 2005 Employee Stock Purchase Plan in May 2005. Our 2005 Employee Stock Purchase Plan will become effective upon the completion of this offering.

A total of 150,000 shares of our common stock will be made available for sale. In addition, our 2005 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2005 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2006, equal to the lesser of:

•	0.5% of the outstanding shares of our common stock on the first day of the fiscal year;

•	125,000 shares; and

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board will administer the 2005 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2005 Employee Stock Purchase Plan and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than 5 months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

•	immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2005 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after January 1 and July 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after December 30, 2005.

Our 2005 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation which includes a participant’s base salary, wages, overtime pay, commissions, bonuses and other compensation remuneration paid directly to the employee. A participant may purchase a maximum of 3,250 shares during a 6-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period end. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2005 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2005 Employee Stock Purchase Plan.

In the event of our “change of control,” a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

Our 2005 Employee Stock Purchase Plan will automatically terminate in 2025, unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2005 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2005 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2005 Employee Stock Purchase Plan.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit of $14,000 in 2005, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We currently make additional matching contributions on a discretionary basis on behalf of plan participants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock, Convertible Note and Warrant Issuances

In October through December 2003 and in May 2004, we issued an aggregate of 7,291,313 shares of our Series E preferred stock to certain investors at a purchase price of $2.40 per share. In February 2003, we issued a warrant to purchase 41,953 shares of our Series E preferred stock at an exercise price of $2.40 per share. Upon the completion of this offering, shares of our Series E preferred stock will convert into an equal number of shares of common stock, and warrants to purchase shares of Series E preferred stock will become exercisable for an equal number of shares of common stock. The following table sets forth the aggregate number of these securities acquired by our named executive officers and holders of more than five percent of our common stock:

Investor	Series E Preferred Stock Purchased		Warrants to Purchase Series E Preferred Stock
Battery Ventures Funds (1)	2,916,667		—
Maton Fund II, L.P. (2)	416,666		—
Sunsino Ventures Group (3)	238,463		—
Vision 2000 Venture Limited (4)	873,262	(5)	41,953

(1)	Includes 2,800,000 shares purchased by Battery Ventures VI, L.P. and 116,667 shares purchased by Battery Investment Partners VI, LLC. Our director, Kenneth P. Lawler, is a managing member of Battery Partners VI, LLC (the general partner of Battery Ventures VI, L.P.) and a member of Battery Investment Partners VI, LLC.
(2)	Our director, Jaff Lin, is a managing director of Maton Fund II, L.P.
(3)	Includes 90,417 shares purchased by Hwa Chung Venture Capital Co. Ltd., 89,583 shares purchased by e-Sunsino Venture Co., Ltd. and 58,463 shares purchased by Hwa Nan Venture Capital Co., Ltd.
(4)	John Y.W. Seto is a former member of our board of directors who resigned in March 2005. Mr. Seto is a director of Vision 2000 Venture Limited.
(5)	Represents shares of Series E preferred stock issued in October 2003 at a price of $2.40 per share in connection with the conversion of the principal amount of, and accrued interest on, the secured convertible promissory notes held by Vision 2000 Venture Limited and originally issued in February 2003.

Common Stock Warrant Issuances

In October 2003, we issued a warrant to purchase 208,228 shares of common stock to Richard K. Williams, our President, Chief Executive Officer and Chief Technical Officer, a warrant to purchase 40,932 shares of common stock to Allen K. Lam, our Vice President of Worldwide Operations, and a warrant to purchase 18,892 shares of common stock to Kevin P. D’Angelo, our Vice President of Engineering. Each of these warrants was approved by our board of directors in January 2002 and was issued in exchange for cancellation of indebtedness owed by us to these officers in the amounts of $165,333, $32,500 and $15,000, respectively. Each warrant had an aggregate exercise price of $1.00 and an expiration date of October 2008. Messrs. Williams and Lam exercised their warrants in full in November 2003, and Mr. D’Angelo’s warrant remained outstanding as of March 31, 2005.

Investors’ Rights Agreement

We have entered into an agreement with all of the purchasers of our preferred stock that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. These rights will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any 90-day period. All holders of our preferred stock, including the directors, executive officers or holders of 5% of our capital stock listed in the above table, are parties to this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

Pursuant to a voting agreement originally entered into in August 1998 and most recently amended in October 2003 by and among us and certain of our stockholders, Samuel J. Anderson, Kenneth P. Lawler, Jaff Lin and Richard K. Williams were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. Messrs. Anderson and Williams were initially selected as representatives of our common stock, Mr. Lin was initially selected as representative of our Series C preferred stock, as designated by Maton Fund II, L.P., and Mr. Lawler was initially selected as representative of our Series E preferred stock, as designated by Battery Ventures VI, L.P. Our former director, John Y.W. Seto, who resigned from our board of directors in March 2005, was initially selected pursuant to this agreement as representative of our Series B preferred stock, as designated by Vision 2000 Venture Limited. Mr. Seto is a director of Vision 2000 Venture Limited, which has the right pursuant to the voting agreement to designate a director to fill the vacancy on our board of directors caused by the resignation of Mr. Seto. Vision 2000 Venture Limited has waived its right to designate a director to replace Mr. Seto until September 30, 2005. The voting agreement and all rights thereunder, including rights to designate directors, automatically terminate upon completion of this offering, and members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected by holders of our common stock.

Stock Option Grants

Certain stock option grants to our directors and executive officers and related option grant policies are described in this prospectus under the captions “Management—Director Compensation” and “Management—Option Grants in Last Fiscal Year.” Pursuant to our director compensation policy or prior arrangements, we granted the following options to certain non-employee directors:

•	In August 2002, we granted Samuel J. Anderson an option to purchase 110,000 shares of our common stock at an exercise price of $0.46 per share, vesting annually over a four-year period from the date of grant.

•	In February 2004, we granted Jaff Lin an option to purchase 12,000 shares of our common stock at an exercise price of $0.46 per share, which was fully vested as of the date of grant.

•	In August 2004, we granted Samuel J. Anderson an option to purchase 20,000 shares of our common stock at an exercise price of $0.46 per share, vesting annually over a four-year period from the date of grant.

•	In August 2004, we granted Thomas Weatherford an option to purchase 20,000 shares of our common stock at an exercise price of $0.46 per share, vesting annually over a four-year period from the date of grant.

•	In July 2005, we granted Alan E. Ross an option to purchase 20,000 shares of our common stock at an exercise price of $9.00 per share, vesting annually over a four-year period from the date of grant.

The options granted in August 2004 to Messrs. Anderson and Weatherford and in July 2005 to Mr. Ross each provide that if the director’s services to us are involuntarily terminated within 12 months following a change of control of AnalogicTech, all unvested shares subject to the option will become fully vested and exercisable on the termination date.

Indemnification of Officers and Directors

Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, prior to completion of this offering, we intend to enter into indemnification agreements with each of our directors and officers. For further information, see “Description of Capital Stock—Limitations of Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership information of our common stock at March 31, 2005, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Advanced Analogic Technologies Incorporated, 830 East Arques Avenue, Sunnyvale, California 94085. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 31,962,052 shares of common stock outstanding on March 31, 2005, and 40,962,052 shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to the Offering		Shares Offered		Shares Beneficially Owned After the Offering
Beneficial Owner	Number	Percent			Number	Percent
5% Stockholders:
Vision 2000 Venture Limited (1)	3,949,050	12.3%	394,646		3,554,401	8.7%
Battery Ventures Funds (2)	3,266,667	10.2%	—		3,266,667	8.0%
Sunsino Ventures Group (3)	2,339,621	7.3%	233,963	(4)	2,105,658	5.1%
Directors and Named Executive Officers:
Richard K. Williams (5)	2,316,689	7.3%	125,000		2,191,689	5.3%
Brian R. McDonald	87,500	*	6,125		81,375	*
Jan O. G. Nilsson	474,994	1.5%	—		474,994	1.1%
Kevin P. D’Angelo (6)	400,162	1.3%	26,546		373,616	*
Dr. Michael Cornell	203,442	*	50,000		153,442	*
Allen K. Lam	512,983	1.6%	7,500		505,483	1.2%
Samuel J. Anderson	55,000	*	—		55,000	*
Kenneth P. Lawler (2)	3,266,667	10.2%	—		3,266,667	8.0%
Jaff Lin (7)	1,338,816	4.2%	132,682	(8)	1,206,134	2.9%
Thomas Weatherford	—	—	—		—	—
Executive officers and directors as a group (10 persons) (9)	8,452,811	26.4%	297,853		8,154,958	19.9%

	Shares Beneficially Owned Prior to the Offering		Shares Offered	Shares Beneficially Owned After the Offering
Beneficial Owner	Number	Percent		Number	Percent
Other Selling Stockholders:
A&D Capital Corp.	116,500	*	11,650	104,850	*
A-Tech Electronics Co., Ltd.	437,741	1.4%	43,774	393,967	1.0%
Baotung Venture Capital Corporation	125,031	*	12,503	112,528	*
Robert G. Blattner	102,729	*	7,500	95,229	*
CAM-CID Asia Pacific Investment Corp.	50,000	*	5,000	45,000	*
CHINA Century Venture Capital Co., Ltd.	50,000	*	5,000	45,000	*
China International Investment Co., Ltd.	33,500	*	3,350	30,150	*
China International Venture Capital Co., Ltd.	66,500	*	6,650	59,850	*
China Power Venture Capital Co., Ltd.	200,000	*	20,000	180,000	*
Comm-Trend Ventures Capital Corp.	398,640	1.2%	39,864	358,776	*
Fuhwa I Venture Capital Co., Ltd.	182,292	*	161,367	20,925	*
Global Vision Venture Capital Co., Ltd.	200,000	*	20,000	180,000	*
Holmsgreen International Co., Ltd.	234,677	*	23,468	211,209	*
J&D Capital Corp	33,500	*	3,350	30,150	*
Litung Venture Capital Corporation	125,031	*	12,503	112,528	*
Nien Hsing International Investment Co.	83,333	*	8,334	74,999	*
Erik Ogren (10)	93,410	*	6,216	87,194	*
Larry T. Sevilla (11)	190,000	*	4,550	185,450	*
Shih-Kuang Lue	225,000	*	22,500	202,500	*
Ping Chung Su	488,311	1.5%	5,000	483,311	1.2%
SVIC No. 4 New Technology Business Investment L.L.P.	833,333	2.6%	83,334	749,999	1.8%
Sycamore Ventures Capital, L.P.	112,502	*	11,250	101,252	*
Chun-Peng Tsai	624,775	2.0%	65,000	559,775	1.4%
Way-Han Investment Corp.	363,750	1.1%	36,375	327,375	*
Tim Yu (12)	111,830	*	5,000	106,830	*

(1)	Includes 41,953 shares issuable upon the exercise of warrants that are exercisable within 60 days of March 31, 2005. The directors of Vision 2000 Venture Limited are Hung-Chiu Hu and John Seto, who hold voting and dispositive power for the shares held by this fund. The address of this fund is 3910 North First Street, San Jose, California 95134.
(2)	Includes 3,136,000 shares held by Battery Ventures VI, L.P. and 130,667 shares held by Battery Investment Partners VI, LLC. The sole general partner of Battery Ventures VI, L.P. is Battery Partners VI, LLC. The managing members of Battery Partners VI, LLC are Thomas J. Crotty, Oliver D. Curme, Richard D. Frisbie, Morgan M. Jones, Kenneth P. Lawler (one of our directors), Mark H. Sherman and Scott R. Tobin, who hold voting and dispositive power for the shares held by Battery Ventures VI, L.P. Each of Messrs. Crotty, Curme, Frisbie, Jones, Lawler, Sherman and Tobin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The managers of Battery Investment Partners VI, LLC are Thomas J. Crotty and Oliver D. Curme, who hold voting and dispositive power for the shares held by Battery Investment Partners VI, LLC. Mr. Lawler is a member of Battery Investment Partners VI, LLC. Each of Messrs. Crotty, Curme and Lawler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Mr. Lawler and these funds is c/o Battery Ventures, 20 William Street, Wellesley, Massachusetts 02481.
(3)

Includes 732,124 shares held by Hwa Chung Venture Capital Co., Ltd., 476,973 shares held by Hwa Hsin Venture Capital Co., Ltd., 472,441 shares held by Hwa Nan Venture Capital Co., Ltd., 252,000 shares held by Hwa Yi Venture Capital Co., Ltd., 214,500 shares held by Sunsino International Development Associates, Inc. and 191,583 shares held by e-Sunsino Venture Co., Ltd. The managing directors of each of these funds are Wei-Jung Chang and Chia-Ho Wang, who hold voting and dispositive power for the shares held by these funds. The address of these funds is c/o Sunsino Ventures Group, 4F, No. 552, Jungshiau E. Rd., Sec. 5, Taipei, Taiwan 110.
(4)	Includes 73,213 shares offered by Hwa Chung Venture Capital Co., Ltd., 47,698 shares offered by Hwa Hsin Venture Capital Co., Ltd., 47,244 shares offered by Hwa Nan Venture Capital Co., Ltd., 44,358 shares offered by Hwa Yi Venture Capital Co., Ltd. and 21,450 shares offered by Sunsino International Development Associates, Inc.
(5)	Includes 55,000 shares held by Richard K. Williams, as custodian for the benefit of two minor children of Mr. Williams and 4,608 shares issuable upon the exercise of warrants held for the benefit of these children.
(6)	Includes 125 shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2005 and 20,812 shares issuable upon exercise of warrants that are exercisable within 60 days of March 31, 2005.
(7)	Includes 450,000 shares held by Maton Fund I, L.P. and 876,816 shares held by Maton Fund II, L.P. Mr. Lin, one of our directors, is a managing member of Maton Management LLC, the general partner of these funds. Mr. Lin disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest therein. The address of Mr. Lin and these funds is c/o Maton Venture, 16615 Lark Avenue, Suite 108, Los Gatos, California 95032.
(8)	Includes 45,000 shares offered by Maton Fund I, L.P. and 87,682 shares offered by Maton Fund II, L.P.
(9)	Includes 25,420 shares issuable upon the exercise of warrants and 125 shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2005.
(10)	Includes 1,536 shares issuable upon the exercise of a warrant that is exercisable within 60 days of March 31, 2005.
(11)	Includes 125,000 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2005.
(12)	Includes 34,820 shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2005 and 1,920 shares issuable upon the exercise of a warrant that is exercisable within 60 days of March 31, 2005.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

As of March 31, 2005, there were 31,962,052 shares of our common stock outstanding, held of record by 281 stockholders. Upon completion of this offering, there will be 40,962,052 shares of our common stock outstanding, or 42,552,052 shares if the underwriters exercise their over-allotment option in full.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Warrants

As of March 31, 2005, there were warrants outstanding for the purchase an aggregate of 158,982 shares of our common stock, all of which are subject to customary adjustments upon subdivisions, combinations or certain issuances of our common stock. These warrants include the following:

•	warrants issued in April 1999 for the purchase of an aggregate of 54,912 shares of common stock at an exercise price of $0.40 per share, which will expire if not exercised on or prior to the effective date of this offering;

•	warrants issued in August 2002 for the purchase of an aggregate of 10,250 shares of common stock at an exercise price of $1.20 per share, which will expire in August 2008 or earlier upon a merger, reorganization, sale or conveyance of all or substantially all of our assets subject to certain conditions;

•	a warrant issued in February 2003 for the purchase of 41,953 shares of Series E preferred stock, which will convert into an equal number of shares of common stock upon the closing of this offering, at an exercise price of $2.40 per share, which will expire in February 2007 or earlier upon a merger, reorganization, sale or conveyance of all or substantially all of our assets subject to certain conditions;

•	warrants issued in May 2003 for the purchase of an aggregate of 11,500 shares of common stock at an exercise price of $0.46 per share, which will expire in May 2008 or earlier upon a merger, reorganization, sale or conveyance of all or substantially all of our assets subject to certain conditions; and

•	warrants issued in October 2003 for the purchase of an aggregate of 40,367 shares of common stock for an aggregate exercise price of $1.00, which will expire in October 2008 or earlier upon a merger, reorganization, sale or conveyance of all or substantially all of our assets subject to certain conditions.

Registration Rights

Upon completion of this offering, holders of approximately 24,627,504 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement between us and the holders of the registrable securities, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and may be entitled to include their shares of registrable securities in the proposed registration. Holders of all of these registrable securities are entitled to demand registration, pursuant to which they may require us to use our best efforts to register their registrable securities under the Securities Act at our expense, up to a maximum of two registrations. Holders of a majority of these registrable securities, acting together, may initiate this type of registration and request that we register all or a portion of their registrable securities. Holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense so long as the holders propose to sell registrable securities of at least $1.0 million and we have not already filed two registration statements on Form S-3 in the previous twelve months. The foregoing registration rights of the holders of registrable securities are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration 90 days prior to or 180 days after an offering of our securities, including the offering made here. These registration rights have been waived by all holders of registrable securities with respect to this offering.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws expected to be adopted upon completion of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

Our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board of Directors.” In addition, directors may be removed from office by our stockholders only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

We will adopt provisions in our amended and restated certificate of incorporation that limit the liability of our directors to the fullest extent authorized and permitted by the Delaware General Corporation Law for monetary damages for breach of their fiduciary duties. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent authorized and permitted by the Delaware General Corporation Law. We believe that indemnification under our amended and restated certificate of incorporation and bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated certificate of incorporation and bylaws would permit indemnification.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements will provide for, among other things, indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “AATI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of approximately 40,962,052 shares of common stock. Of these shares, the 10,600,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus;

•	30,362,052 shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus; and

•	1,717,743 shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus.

Lock-up Agreements

All of our directors and executive officers, and in the aggregate, holders of our common stock and holders of securities exercisable for or convertible into our common stock in the aggregate amount of approximately 35,610,000 shares, are party to lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. Morgan Stanley & Co. Incorporated may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. See “Underwriters.”

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our “affiliate,” or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our “affiliates” within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, or approximately 409,621 shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us. However, if a person, or persons whose shares are aggregated, is not deemed to be our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the latter of the date the shares were acquired from us or any of our “affiliates.”

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144 of the Securities Act, by complying with the applicable requirements of Rule 144 of the Securities Act other than the holding period conditions. On the date 90 days after the effective date of this offering, options to purchase approximately 1,323,716 shares of our common stock will be vested and exercisable and upon exercise and after expiration of the lock-up restrictions described above, may be sold pursuant to Rule 701 of the Securities Act.

Stock Plans

We intend to file one or more registration statements of Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our option and employee stock purchase plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S. If a non-U.S. holder is described in the third bullet point above, the non-U.S. holder should consult its own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “—Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray & Co., SG Cowen & Co., LLC and Thomas Weisel Partners LLC are acting as representatives, have each severally agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, the number of shares of our common stock indicated in the table below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
SG Cowen & Co., LLC
Thomas Weisel Partners LLC

Total

The underwriters and the representatives are collectively referred to in this prospectus as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by us and the selling stockholders pursuant to this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by us and the selling stockholders pursuant to this prospectus if any such shares are taken, except that the underwriters are not required to take or pay for shares covered pursuant to the exercise of the underwriters’ over-allotment option described below.

The underwriters initially propose to offer a portion of the shares of our common stock directly to the public at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and a portion of such shares to certain dealers at a price that represents a concession not in excess of $             a share under the initial public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to any dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase from us up to an aggregate of 1,590,000 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the shares of our common stock offered by this prospectus. To the extent such over-allotment option is exercised, each underwriter will be obligated to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table.

If the over-allotment option is exercised in full, the total price to the public would be $            , the total amount of underwriting discounts and commissions would be $             and the total proceeds to us would be $            . The selling stockholders will not receive any proceeds in connection with any exercise of the over-allotment option.

The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $1.8 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. In addition, subject to certain exceptions, we have agreed to pay all expenses incurred by the selling stockholders in connection with this offering, not including underwriting discounts and commissions.

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

Pursuant to the underwriting agreement, we have agreed that, subject to certain exceptions, we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter, without the prior written consent of Morgan Stanley & Co. Incorporated:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•	file any registration statement with the SEC relating to the offering of shares of our common stock or securities convertible into or exercisable for shares of our common stock.

In addition, all of our directors and executive officers, and in the aggregate, holders of our common stock and holders of securities exercisable for or convertible into our common stock in the aggregate amount of approximately 35,610,000 shares, are party to lock-up agreements. Pursuant to these lock-up agreements, these persons have agreed that, subject to certain exceptions, they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter, without the prior written consent of Morgan Stanley & Co. Incorporated:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

•	demand or otherwise seek registration of shares of our common stock with the SEC.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Any determination to release any shares subject to the lock-up agreements described above would be based on a number of factors at the time of determination, including the market price of our common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

The underwriters have informed us that in order to facilitate this offering of our common stock they may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters have informed us that a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our common stock, the underwriters may bid for and purchase shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock covered hereby, if the underwriting syndicate repurchases previously distributed shares of our common stock to cover underwriting syndicate short positions or to stabilize the price of our common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “AATI.”

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price will be:

•	our future prospects and those of our industry in general;

•	our sales, earnings and certain other financial and operating information in recent periods; and

•	the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they may receive customary fees and expenses.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Morgan Stanley & Co. Incorporated to underwriters that may make Internet distributions on the same basis as other allocations.

This offering of shares of our common stock is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the United Kingdom Financial Services and Markets Act 2000 (“FSMA”), and each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of our shares of common stock in circumstances in which Section 21(1) of FSMA does not apply to us. Each of the underwriters agrees and acknowledges that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our shares of common stock in, from or otherwise involving the United Kingdom.

The shares of our common stock may not be offered, transferred, sold or delivered to any individual or legal entity other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities) in the Netherlands.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, San Francisco, California.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 1), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Advanced Analogic Technologies Incorporated

Sunnyvale, CA

We have audited the accompanying consolidated balance sheets of Advanced Analogic Technologies Incorporated and subsidiaries (the Company) as of December 31, 2003 and 2004, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Advanced Analogic Technologies Incorporated and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, basic earnings per share at December 31, 2004 has been restated.

/s/    DELOITTE & TOUCHE LLP

San Jose, California

March 31, 2005

(July 14, 2005 as to the effects of the

restatement discussed in Note 1

and July 13, 2005 as to Note 14)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,		March 31, 2005	Unaudited Pro Forma March 31, 2005
	2003	2004
			(unaudited)	(Note 1)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,262	$21,705	$20,300	$20,322
Accounts receivable, net of allowances of $460, $385 and $376	4,712	3,405	7,608	7,608
Inventories	3,731	6,878	5,559	5,559
Prepaids and other current assets	306	727	1,403	1,403
Deferred income taxes	—	8,113	8,113	8,113

Total current assets	23,011	40,828	42,983	43,005

PROPERTY AND EQUIPMENT—Net	1,236	2,700	2,677	2,677

OTHER ASSETS	211	396	408	408

DEFERRED INCOME TAXES	—	1,065	1,065	1,065

TOTAL	$24,458	$44,989	$47,133	$47,155

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$2,852	$2,936	$2,880	$2,880
Accrued liabilities	1,664	2,478	3,604	3,604
Income taxes payable	116	595	799	799
Current portion of capital lease obligations	110	27	12	12

Total current liabilities	4,742	6,036	7,295	7,295

CAPITAL LEASE OBLIGATIONS—Net of current portion	26	—	—	—

Total liabilities	4,768	6,036	7,295	7,295

COMMITMENTS (NOTE 8)
STOCKHOLDERS’ EQUITY:
Convertible preferred stock, Series A, $0.001 par value—3,140,100 shares authorized; 1,570,050 shares designated and outstanding in 2003, 2004 and at March 31, 2005 (none pro forma); liquidation preference of $94	2	2	2	—
Convertible preferred stock, Series B, $0.001 par value—7,799,856 shares authorized; 3,899,929 shares designated and outstanding in 2003, 2004 and at March 31, 2005 (none pro forma); liquidation preference of $2,597	4	4	4	—
Convertible preferred stock, Series C, $0.001 par value—5,689,500 shares authorized; 2,844,750 shares designated and outstanding in 2003, 2004 and at March 31, 2005 (none pro forma); liquidation preference of $3,795	3	3	3	—
Convertible preferred stock, Series D, $0.001 par value—19,645,000 shares authorized; 8,741,712, 8,844,591 and 8,844,591 shares designated and outstanding in 2003, 2004 and at March 31, 2005 (none pro forma); liquidation preference of $23,253, $23,527 and $23,527, in 2003, 2004 and at March 31, 2005	9	9	9	—
Convertible preferred stock, Series E, $0.001 par value—14,666,517 shares authorized; 6,457,973, 7,291,313 and 7,291,313 shares designated and outstanding in 2003, 2004 and at March 31, 2005 (none pro forma); liquidation preference of $15,488, $17,499 and $17,499 in 2003, 2004 and at March 31, 2005	6	7	7	—
Common stock, $0.001 par value—121,666,517 shares authorized; 3,233,645, 7,118,581 and 7,334,548 shares issued and outstanding in 2003, 2004 and at March 31, 2005 (32,016,964 pro forma)	3	7	7	32
Additional paid-in capital	45,883	57,012	57,903	57,925
Deferred stock compensation	—	(6,892)	(7,108)	(7,108)
Accumulated other comprehensive loss	(259)	(416)	(445)	(445)
Accumulated deficit	(25,961)	(10,783)	(10,544)	(10,544)

Total stockholders’ equity	19,690	38,953	39,838	39,860

TOTAL	$24,458	$44,989	$47,133	$47,155

See notes to consolidated financial statements.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
NET SALES	$9,681	$26,478	$51,345	$9,493	$14,272

COST OF REVENUE (including non-cash compensation expense of $0, $0, $42, $0 and $25 in 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005, respectively)	6,842	12,781	19,115	3,874	5,395

GROSS PROFIT	2,839	13,697	32,230	5,619	8,877

OPERATING EXPENSES:
Research and development (including non-cash compensation expense of $0, $0, $300, $27 and $187 in 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	5,440	7,104	14,306	3,136	4,448
Sales and marketing (including non-cash compensation expense of $0, $0, $87, $5 and $106 in 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	2,586	3,556	7,072	1,477	2,394
General and administrative (including non-cash compensation expense of $27, $0, $489, $10 and $266 in 2002, 2003, 2004 and the three months ended March 31, 2004 and 2005, respectively)	857	1,935	4,169	688	1,651

Total operating expenses	8,883	12,595	25,547	5,301	8,493

INCOME (LOSS) FROM OPERATIONS	(6,044)	1,102	6,683	318	384

OTHER INCOME (EXPENSE):
Interest and other income	52	24	157	28	108
Interest and other expense	(43)	(203)	(43)	(1)	(14)

Total other income (expense)	9	(179)	114	27	94

INCOME (LOSS) BEFORE INCOME TAXES	(6,035)	923	6,797	345	478

PROVISION (BENEFIT) FOR INCOME TAXES	36	50	(8,381)	15	239

NET INCOME (LOSS)	$(6,071)	$873	$15,178	$330	$239

COMPREHENSIVE INCOME (LOSS):
Net income (loss)	$(6,071)	$873	$15,178	$330	$239
Foreign currency translation adjustment	(121)	(39)	(157)	(58)	(29)

TOTAL	$(6,192)	$834	$15,021	$272	$210

NET INCOME (LOSS) PER SHARE:
Basic	$(2.63)	$0.35	$3.43 †	$0.10	$0.04
Diluted	(2.63)	0.04	0.46	0.01	0.01

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) PER SHARE CALCULATION:
Basic	2,309	2,505	4,420 †	3,399	6,368 †
Diluted	2,309	22,248	33,214	30,378	35,594

†	As restated, see Note 1.

See notes to consolidated financial statements.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, 2003, 2004 AND THREE MONTHS ENDED MARCH 31, 2005 (in thousands, except per share data)

	Convertible Preferred Stock												Additional Paid-in Capital	Deferred Stock Compen- sation	Accum- ulated Other Compre- hensive Loss	Accum- ulated Deficit	Total
	Series A		Series B		Series C		Series D		Series E		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—January 1, 2002	1,570	$2	3,900	$4	2,845	$3	8,742	$9	—	$—	2,280	$2	$29,998	$(27)	$(99)	$(20,763)	$9,129
Exercise of stock options											70		19				19
Amortization of deferred stock compensation														27			27
Foreign currency translation adjustment, net of taxes															(121)		(121)
Deferred stock compensation													116				116
Net loss																(6,071)	(6,071)

BALANCE—December 31, 2002	1,570	2	3,900	4	2,845	3	8,742	9	—	—	2,350	2	30,133	—	(220)	(26,834)	3,099
Issuance of Series E convertible preferred stock $2.40 per share, net of issuance cost of $93									6,458	6			15,400				15,406
Exercise of common stock options											879	1	241				242
Exercise of common stock warrants											5		2				2
Issuance of preferred stock warrants													107				107
Foreign currency translation adjustment, net of taxes															(39)		(39)
Net income																873	873

BALANCE—December 31, 2003	1,570	2	3,900	4	2,845	3	8,742	9	6,458	6	3,234	3	45,883	—	(259)	(25,961)	19,690
Exercise of preferred stock warrants							103						274				274
Issuance of preferred stock									833	1			1,968				1,969
Exercise of common stock options											3,613	4	1,066				1,070
Exercise of common stock warrants											272	1	11				11
Deferred stock compensation													7,736	(7,736)			—
Amortization of deferred stock compensation														844			844
Stock-based compensation to non-employees													74				74
Foreign currency translation adjustment, net of taxes															(157)		(157)
Net income																15,178	15,178

BALANCE—December 31, 2004	1,570	2	3,900	4	2,845	3	8,845	9	7,291	7	7,119	7	57,012	(6,892)	(416)	(10,783)	38,953
Exercise of common stock options*											216		91				91
Deferred stock compensation*													726	(726)			—
Stock-based compensation to Non-Employees*													74				74
Amortization of deferred stock compensation*														510			510
Foreign currency translation, adjustment, net of taxes*															(29)		(29)
Net income*																239	239

BALANCE—March 31, 2005*	1,570	$2	3,900	$4	2,845	$3	8,845	$9	7,291	$7	7,335	$7	$57,903	$(7,108)	$(445)	$(10,544)	$39,838

*	Unaudited

See notes to consolidated financial statements.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,071)	$873	$15,178	$330	$239
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	631	651	1,050	239	340
Stock-based compensation	27	—	918	42	584
Noncash interest expense	116	107	—	—	—
Provision for doubtful accounts	10	—	121	—	—
Loss on sale of property and equipment	37	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,275)	(3,200)	1,186	598	(4,203)
Inventory	40	(1,027)	(3,147)	(1,641)	1,319
Prepaid expenses and other current assets	(134)	43	(421)	(41)	(676)
Other assets	(60)	(26)	(185)	1	(12)
Deferred income taxes	—	—	(9,178)	—	—
Accounts payable	1,195	8	84	919	(56)
Accrued expenses	97	1,023	814	(200)	1,126
Deferred distributor income	669	(1,164)	—	—	—
Income taxes payable	36	43	479	—	204

Net cash provided by (used in) operating activities	(4,682)	(2,669)	6,899	247	(1,135)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(791)	(416)	(2,514)	(448)	(318)
Proceeds from sale of property and equipment	1	—	—	—	—

Net cash used in investing activities	(790)	(416)	(2,514)	(448)	(318)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds/(payments) from issuance of Series E convertible preferred stock	—	13,310	1,969	(10)	—
Proceeds from exercise of common stock options and common stock warrants	20	245	1,080	56	91
Proceeds from exercise of preferred stock warrants	—	—	274	—	—
Proceeds from issuance of convertible promissory note	—	2,014	—	—	—
Principal payments on capital lease obligations	(149)	(95)	(108)	(25)	(14)

Net cash provided by (used in) financing activities	(129)	15,474	3,215	21	77

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(121)	(39)	(157)	(58)	(29)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,722)	12,350	7,443	(238)	(1,405)

CASH AND CASH EQUIVALENTS—Beginning of year	7,634	1,912	14,262	14,262	21,705

CASH AND CASH EQUIVALENTS—End of year	$1,912	$14,262	$21,705	$14,024	$20,300

NONCASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired under capital leases	$65	$170	$—	$—	$—

Conversion of convertible promissory note and accrued interest into Series E convertible preferred stock	$—	$2,096	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$13	$6	$5	$—	$—

Cash paid for income taxes	$1	$4	$293	$—	$—

See notes to consolidated financial statements.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

1.    BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Advanced Analogic Technologies Incorporated (the “Company”) was incorporated on August 21, 1997 (inception) in California (see Note 14), and is a supplier of power management semiconductors for mobile consumer electronic devices such as wireless handsets, notebook computers, smartphones, digital cameras and digital audio players. The Company focuses their design and marketing efforts on the application-specific power management needs of consumer, communications and computing applications in these rapidly-evolving devices. Through the Company’s Total Power Management approach, the Company offers a broad range of products that support multiple applications, features and services across a diverse set of mobile consumer electronic devices.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties—The Company operates in the high technology industry and is subject to a number of risks, some of which are beyond the Company’s control, that could have a material adverse effect on the Company’s business, operating results, and financial condition. These risks include variability and uncertainty of revenues and operating results; customer concentration; product obsolescence; geographic concentration; international operations; dependence on key personnel; competition; intellectual property/litigation; management of growth; and limited sources of supply.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and receivables. The Company invests only in high-quality credit instruments. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. At December 31, 2004 and March 31, 2005, one customer accounted for 35% and 47% of gross accounts receivable, respectively.

Cash and Cash Equivalents—The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amount of the Company’s cash equivalents approximates fair value due to the short-term maturity of those investments.

Inventory—Inventory is stated at the lower of cost (first-in, first-out method) or market. Inventory consists of raw materials (principally processed wafers), work in process (principally products at third party assembly and test subcontractors) and finished goods. The Company’s products are subject to rapid technological obsolescence and severe price competition. Should the Company experience a substantial unanticipated decline in the selling price or demand of its products, a significant charge to operations could result. During 2002, 2003, and 2004 and the three months ended March 31, 2004 and 2005, the Company recorded inventory write-downs of $936,000, $789,000, $1,860,000, $226,000 and $686,000, respectively, due to excess and obsolete inventory.

Property and Equipment—Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over estimated useful lives for computers and software of two to three years, office and test equipment of three to five years and leasehold improvements over the shorter of the lease term or the estimated useful life of the improvement.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount.

Revenue Recognition—The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, at the time the product is shipped, provided that persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Sales to customers other than distributors have no rights of return except pursuant to the Company’s product warranty. The Company has no other post-shipment obligations and sales are not subject to customer acceptance provisions.

Sales to distributors are under agreements that allow for certain rights of return (stock rotation) and price protection. Stock rotation rights generally permit the return of up to 5% and, in the case of one distributor, 8%, of the previous six months’ purchases. Prior to January 1, 2003, revenue on shipments to distributors was deferred until products were sold by the distributor to their customers because the amount of future returns could not be reasonably estimated. In 2003, the Company determined that there was sufficient accumulated historical evidence of returns to recognize the previously deferred revenue and estimate a sales return reserve at the time of shipment to distributors beginning January 1, 2003. Reserves for sales returns pursuant to stock rotation rights are recorded as a reduction to revenue and as allowance for accounts receivable when revenue is recognized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists. In the event management determines to reduce the prices to distributors of selected products, the Company will grant the distributors price protection credits for unsold inventory held by the distributor based on the difference between the product’s old price and new price. Reserves for price protection are estimated based on the amount of applicable products held by distributors and reported to the Company. Such reserves are recorded as a reduction to revenue at the time management reduces the product prices in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Credits issued by the Company pursuant to these provisions were $11,000, $93,000, $80,000, $7,000 and $15,000 for 2002, 2003, 2004, and for the three months ended March 31, 2004 and 2005, respectively.

Warranty Costs—the Company generally provides a one year warranty on its products. Estimated warranty costs based on historical experience are recorded at the time revenue is recognized. A summary of the accrued warranty, which is included in accrued liabilities, for the years ended December 31, 2003 and December 31, 2004, is as follows (in thousands):

	Balance at Beginning of the Period	Accruals for Sale in the Period	Costs Incurred	Balance at End of the Period
2003	$101	$381	$(161)	$321
2004	321	412	(220)	513

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

Advertising Costs—Advertising costs such as trade shows, promotions, public relations, and publications are expensed as incurred and are included in sales and marketing expenses. Advertising costs were $94,000, $156,000, $537,000, $105,000 and $124,000 for 2002, 2003, 2004, and for the three months ended March 31, 2004 and 2005, respectively.

Research and Development—Research and development expenses are included in operating expenses as incurred.

Income Taxes—Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, the deferred tax assets and liabilities are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the Company expects the differences to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because the Company assumes that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, which gives rise to a deferred tax asset. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance.

Management judgment is required in determining any valuation allowance recorded against the Company’s net deferred tax assets. For example, prior to 2004 the Company had a full valuation allowance for the net deferred tax assets as it was more likely than not that the Company would not realize those assets due to the history of losses. At December 31, 2004, the Company reassessed the amount of the valuation allowance considering the fact that the Company experienced two consecutive profitable years. In determining the amount of the deferred tax assets for which realization is more likely than not and the amount of the corresponding valuation allowance, management considers the current and two preceding years’ income before income taxes, excluding amounts not deductible or includable for tax return purposes, as available objective evidence supporting estimated levels of future taxable income. Using this evidence, management estimates the amount of future taxable income through the 20 year carry forward period for net operating losses, which becomes the basis for the estimate of realizable net deferred tax assets and the amount of the valuation allowance. As a result of this assessment at December 31, 2004, the Company recognized a benefit of approximately $11.2 million from the reversal of the valuation allowance. While management has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, if management determines that an increase in the Company’s valuation allowance in the future is necessary, an adjustment to the deferred tax asset would result in additional income tax expense in such period.

The Company estimates the provision for income taxes based on income before income taxes for each tax jurisdiction in which the Company has established operations. The Company does not provide incremental U.S. income taxes on unremitted foreign earnings taxed at rates less than the U.S. tax rates as such earnings are considered permanently invested.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

Stock-Based Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. The Company accounts for stock-based awards to nonemployees in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18. The Company complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (see “Recently Issued Accounting Standards”). Pro forma disclosures required under SFAS No. 123, as if the Company had adopted the fair value based method of accounting for stock options are as follows (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Net income (loss)—as reported	$(6,071)	$873	$15,178	$330	$239
Add stock-based employee compensation included in reported net loss, net of related tax effects	27	—	838	37	255
Less stock-based employee compensation expense determined using fair value method, net of related tax effects	(86)	(54)	(940)	(54)	(306)

Net income (loss)—pro forma	$(6,130)	$819	$15,076	$313	$188

Basic net income (loss) per share:
As reported	$(2.63)	$0.35	$3.43	$0.10	$0.04

Pro forma	$(2.66)	$0.33	$3.41	$0.09	$0.03

Diluted net income (loss) per share:
As reported	$(2.63)	$0.04	$0.46	$0.01	$0.01

Pro forma	$(2.66)	$0.04	$0.45	$0.01	$0.01

Foreign Currency Translation—The functional currencies of the Company’s foreign subsidiaries are their local currency. Accordingly, gains and losses from translation of the financial statements of foreign subsidiaries are reported as a separate component of accumulated other comprehensive loss. Foreign currency transaction gains (losses) are included in general and administrative expenses and other income (expenses) and were none, none, $45,000, $7,100 and $(2,500) for 2002, 2003, 2004 and for the three months ended March 31, 2004 and 2005, respectively.

Comprehensive Income (Loss)—In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company reports, by major components and as a single total, the change in its stockholders’ equity during the period from nonowner sources (primarily foreign currency translation gains and losses). Statements of comprehensive loss have been included within the consolidated statements of operations and comprehensive income (loss).

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

Net Income Per Share—The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period excluding shares subject to repurchase. Diluted net income per common share reflects the effects of potentially dilutive securities, which consist of convertible preferred stock and common stock options and warrants, common stock subject to repurchase and preferred stock warrants. A reconciliation of shares used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Weighted average common shares outstanding	2,309	2,505	4,669	3,399	7,259
Weighted average shares subject to repurchase	—	—	(249)	—	(891)

Shares used to calculate basic net income (loss) per share	2,309	2,505	4,420	3,399	6,368

Effect of dilutive securities:
Common and preferred stock warrants	—	883	374	336	142
Convertible preferred stock	—	18,095	24,248	23,689	24,628
Common stock options	—	766	3,924	2,955	3,566
Weighted average shares subject to repurchase	—	—	249	—	891

Dilutive potential common stock	—	19,743	28,795	26,979	29,226

Shares used to calculate diluted net income (loss) per share	2,309	22,248	33,214	30,378	35,594

For 2002, outstanding common stock options of 5,210,319 shares, common stock warrants of 356,678 shares, convertible preferred stock of 17,056,440 shares and preferred stock warrants of 298,646 shares have been excluded as they are antidilutive due to the Company’s net loss.

Subsequent to the issuance of its consolidated financial statements for the year ended December 31, 2004 and the three months ended March 31, 2005, management of the Company determined that shares subject to repurchase should not have been included in weighted average outstanding shares used in the calculation of basic earnings per share. As a result, basic earnings per share for 2004 and the three months ended March 31, 2005 have been restated from the amounts previously reported to exclude weighted average common shares subject to repurchase of 249,000 and 891,000, respectively. The correction of the error increased basic net income per share for 2004 by $0.18 to $3.43 from $3.25 previously reported and had no impact on the amount reported for the three months ended March 31, 2005.

Recently Issued Accounting Standards—In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

stock. SFAS No. 150 is effective for periods beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Cost. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges.…” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 will be effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of operations. The accounting provisions of SFAS No. 123R are effective for fiscal years beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company has not yet quantified the effects of the adoption of SFAS No. 123R, but it expects that the new standard will result in significant stock-based compensation expense.

The effects of adopting SFAS No. 123R will depend on numerous factors including, but not limited to, the valuation model chosen to value stock-based awards, the assumed award forfeiture rate, the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period and the transition method, as described below, chosen for adopting SFAS No. 123R.

SFAS No. 123R will be effective for the quarter beginning January 1, 2006 and requires the use of the modified prospective application method. Under this method, SFAS No. 123R is applied to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered, such as unvested options, that are outstanding as of the date of adoption will be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption will be based on the grant-date fair value for those awards granted after the Company’s initial filing of a registration statement Form S-1 and based on the intrinsic values as previously recorded under Opinion 25 for awards granted prior to that date.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

Unaudited Interim Financial Information—The interim financial information as of December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the interim financial information. Operating results for the three months ended March 31, 2005 are not necessarily indicative of results for any subsequent periods.

Unaudited Pro Forma Information—The unaudited pro forma consolidated balance sheet information at March 31, 2005 assumes the conversion, upon the closing of an initial public offering, of outstanding shares of convertible preferred stock into 24,627,504 shares of common stock and the exercise of warrants to purchase 54,912 shares of common stock at $0.40 per share for aggregate proceeds of $22,000 as such warrants expire upon an initial public offering. Estimated proceeds from the common shares to be issued upon an initial public offering are excluded.

2.    INVENTORY

Inventory consists of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
Raw materials	$1,422	$2,799	$2,238
Work in process	1,043	1,148	1,729
Finished goods	1,266	2,931	1,592

Total inventory	$3,731	$6,878	$5,559

3.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
Computers and software	$1,611	$2,309	$2,649
Office and test equipment	1,725	2,623	2,564
Leasehold improvements	137	440	481

Total	3,473	5,372	5,694
Accumulated depreciation and amortization	(2,237)	(2,672)	(3,017)

Property and equipment—net	$1,236	$2,700	$2,677

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

4.    ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
Accrued payroll and benefits	$1,189	$1,089	$1,438
Warranty (see Note 1 and 13)	321	513	317
Exercise of unvested stock options	—	410	410
Accrued payables	154	466	1,439

Total accrued liabilities	$1,664	$2,478	$3,604

5.    NOTES PAYABLE AND BORROWING ARRANGEMENTS

In February 2003, the Company issued a convertible promissory note in the aggregate principal amount of $2,013,734. The note had an interest rate of 6% per annum. The outstanding principal amount together with all accrued and unpaid interest was converted pursuant to its terms into fully paid and nonassessable shares of the Company’s Series E preferred stock at $2.40 per share in October 2003. In conjunction with the issuance of the note, the Company granted the note holder warrants to purchase 41,953 shares of Series E preferred stock at $2.40 per share. The Series E preferred stock warrants are exercisable at any time up to four years from the date of issuance. The fair value of the Series E preferred stock warrant was determined based on the Black-Scholes option pricing model using the following assumptions: an expected life equal to four years; 70% expected volatility; 2.35% risk-free interest rate and no dividend during the expected life. The fair value of the warrants, $54,228, was recorded as interest expense in fiscal 2003. The intrinsic value of the conversion option of the note, $52,806, was expensed to interest expense in 2003. The intrinsic value was computed based on the effective conversion price based on the proceeds received from the issuance of the convertible promissory note and warrant on a relative fair value basis.

The Company has $3.0 million available under a bank line of credit expiring in April 2006. The Company may increase the line to $5.0 million in July 2005 upon payment of $25,000. Borrowings bear interest at the greater of 4.5% or 0.5% over the bank’s prime rate and are secured by the Company’s assets. No amounts are outstanding at December 31, 2004. The Company is required to maintain a liquidity covenant and was in compliance at December 31, 2004 and March 31, 2005.

6.    STOCKHOLDERS’ EQUITY

Convertible Preferred Stock—Significant terms of the Series A, B, C, D, and E preferred stock are as follows:

•	Each share is convertible into the number of fully paid and nonassessable shares of common stock as is determined by the conversion price (subject to adjustments for events of dilution) at any time at the option of the holder. Conversion is automatic in the event of a firm underwritten public offering of common stock meeting certain criteria.

•	Each share has voting rights equal to the number of shares of common stock into which it may convert.

•

In the event of liquidation, merger, dissolution or winding up of the Company (including a change in control or sale or disposition of substantially all of the Company’s assets), the holders of Series E

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

preferred stock shall first receive $2.40 per share (plus any declared but unpaid dividends), the holders of Series D preferred stock shall next receive $2.66 per share (plus any declared but unpaid dividends), the holders of Series C and Series B preferred stock shall next be entitled to receive $1.333 and $0.666 per share, respectively (plus any declared but unpaid dividends) and then the holders of Series A preferred stock shall be entitled to receive $0.06 per share (plus any declared but unpaid dividends). After payment of preferential amounts to holders of preferred stock, the holders of common stock, Series C, D, and E preferred stock shall be entitled to receive all remaining assets of the Company pro rata based on the number of shares of common stock held by them (on an as converted to common stock basis for the holders of Series C, D and E preferred stock).

•	To the extent declared, annual per share dividends at a rate of 8% of the purchase price on Series A, Series B, Series C, Series D and Series E must be paid prior to any common stock dividends. Such dividends are not cumulative. No dividends have been declared through December 31, 2004.

Warrants

During the year ended December 31, 2003, the Company issued to consultants warrants to purchase 25,500 shares of common stock at $0.46 per share. The warrants are fully vested and expire on May 8, 2008. The fair value of the warrants was $7,000 based on the Black-Scholes pricing model using the following weighted average assumptions: contractual life of five years, risk-free interest rate of 2.91%, volatility of 70% and no dividends during the contractual term. Warrants to purchase 11,500 shares of common stock remain outstanding at March 31, 2005.

During the year ended December 31, 2003, in connection with the issuance of a convertible promissory note (see Note 5), the Company issued warrants to purchase 41,953 shares of Series E preferred stock at $2.40 per share. The warrants are fully vested and expire on February 21, 2007. The warrants are outstanding as of March 31, 2005.

During the period ended December 31, 2002, the Board approved the issuance of warrants to purchase 289,527 shares of common stock to certain key employees in consideration for deferral of compensation. The warrants were issued in October 2003 and are fully vested and expire on October 21, 2008. The intrinsic value of these warrants, $116,000 was recorded as general and administrative and research and development expense in 2002. Warrants to purchase 40,367 shares of common stock remain outstanding at March 31, 2005. In addition, warrants to purchase 10,250 shares of common stock at $1.20 per share were issued to consultants in 2002 and remain outstanding at March 31, 2005. The fair value of these warrants was insignificant.

Warrants to purchase 54,912 shares of common stock at $0.40 per share were issued in 2000 and remain outstanding at March 31, 2005.

Stock Option Plan—Under the 1998 Stock Plan (the “Plan”), 11,139,291 shares of common stock have been authorized for the grant of incentive or nonqualified stock options. Such options generally vest over four years and expire in 10 years.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

Stock option activity under the Company’s option plan is as follows (in thousands, except per share amounts):

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2001 (620 shares exercisable at $0.22 per share)	1,266	$0.22

Granted (weighted average fair value of $0.08 per share)	4,180	0.42
Exercised	(70)	0.28
Canceled	(125)	0.40

Outstanding, December 31, 2002 (1,857 shares exercisable at $0.38 per share)	5,211	$0.38

Granted (weighted average fair value of $0.06 per share)	1,587	0.46
Exercised	(879)	0.28
Canceled	(69)	0.40

Outstanding, December 31, 2003 (2,050 shares exercisable at $0.34 per share)	5,850	$0.42

Granted (weighted average fair value of $2.92 per share)	2,762	0.62
Exercised	(3,613)	0.40
Canceled	(128)	0.46

Outstanding, December 31, 2004	4,871	$0.54

Granted (weighted average fair value of $8.00 per share)	431	6.22
Exercised	(216)	0.46
Canceled	(53)	0.46

Outstanding, March 31, 2005	5,033	$1.04

Additional information regarding options outstanding as of December 31, 2004 is as follows (in thousands, except years and per share amounts):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
				Number Exercisable	Weighted Average Exercise Price
$0.20	2	4.01	$0.20	2	$0.20
0.40	890	5.66	0.40	710	0.40
0.46	3,743	8.94	0.46	141	0.46
1.00	53	9.78	1.00	—	1.00
2.60	165	9.86	2.60	—	2.60
2.90	18	9.92	2.90	—	2.90

	4,871	8.39	$0.54	853	$0.40

Shares available for grant under the Plan at December 31, 2004 and March 31, 2005, were 638,014 and 267,376, respectively.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

Additional information regarding options outstanding as of March 31, 2005 is as follows (in thousands, except years and per share amounts):

	Options Outstanding
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
				Number Exercisable	Weighted Average Exercise Price
$0.20	2	3.76	$0.20	2	$0.20
0.40	750	5.38	0.40	607	0.40
0.46	3,617	8.71	0.46	161	0.46
1.00	52	9.53	1.00	0	1.00
2.60	164	9.62	2.60	0	2.60
2.90	17	9.68	2.90	0	2.90
6.00	384	9.86	6.00	0	6.00
9.00	47	10.00	9.00	0	9.00

	5,033	8.35	$1.04	770	$0.42

During the quarterly periods from January 1, 2004 through March 31, 2005, the Company granted stock options with exercise prices as follows (options in thousands):

Grants Made During Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price	Weighted- Average Fair Value per Share of Common Stock	Weighted- Average Intrinsic Value per Share
March 31, 2004	700	$0.46	$0.94	$0.48
June 30, 2004	256	0.46	2.94	2.48
September 30, 2004	1,573	0.46	4.38	3.92
December 31, 2004	234	2.26	5.54	3.28
March 31, 2005	431	6.22	8.00	1.88

The estimated fair value per share at December 31, 2004 and March 31, 2005 was $6.14 and $8.00, respectively.

Deferred Stock Compensation—As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and deemed fair value of the Company’s common stock on the date of grant. The deferred stock compensation is reduced by forfeitures of unvested common stock options. Such net deferred stock compensation was $0, $0, $7,736,000 and $726,000 in 2002, 2003, 2004 and for the three months ended March 31, 2005, respectively, is being amortized to expense over the vesting period of the options, generally four years, using the straight-line award method. Amortization of deferred stock compensation is presented net of forfeitures of unvested previously amortized stock compensation. Amortization of deferred stock compensation, net of forfeitures, was $844,000 in 2004 and $42,000 and $510,000 for the three months ended March 31, 2004 and 2005, respectively . Amortization of stock-based compensation based on outstanding stock options at March 31, 2005 is expected to be $1,584,000, $2,112,000, $2,097,000, $1,301,000 and $15,000 in 2005, 2006, 2007, 2008 and 2009, respectively, subject to continued vesting of options.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

During 2004, the Company issued nonstatutory options to nonemployees for the purchase of 27,000 shares of common stock at weighted average exercise price of $0.46 per share. Such options were issued for services provided by nonemployees and were immediately vested. Accordingly, the Company recorded $74,000 in 2004 as stock-based compensation for the fair values of the awards (using the Black-Scholes option pricing model with the following weighted average assumptions: expected life 10 years from date of grant; stock volatility 70%; risk free interest rate, 4.32% to 4.42%; and no dividends during the term.

During the three months ended March 31, 2005, the Company issued nonstatutory options to nonemployees for the purchase of 22,500 shares of common stock at weighted average exercise price of $6.30 per share. Such options were issued for services provided by nonemployees. Out of the 22,500 options issued, 7,500 shares were immediately vested and 15,000 shares will vest in 6 months. The Company recorded $74,000 in three months ended March 31, 2005 and will record another $74,000 in the remaining year of 2005 as stock-based compensation for the fair values of the awards (using the Black-Scholes option pricing model with the following weighted average assumptions: expected life 10 years from date of grant; stock volatility 70%; risk free interest rate, 4.56% to 4.67%; and no dividends during the term). These future charges associated with unvested shares are subject to change based on changes in the fair value of the common stock.

Additional Stock Plan Information—As discussed in Note 1, the Company accounts for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for those employee stock arrangements that are granted with exercise prices equal to fair market value at grant date.

SFAS No. 123 requires the disclosure of pro forma net income (loss) as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the minimum value option pricing model with following weighted average assumptions: expected life of four years; risk free interest rate, ranging from 3.68% to 4.38% in 2002 and 2.35% to 3.43% in 2003 and 2.83% to 3.26% in 2004 and 4.56% to 4.67% for the three months ended March 31, 2005; and no dividend payments during the expected term. The Company’s calculations are based on a single option valuation approach (resulting in equal amortization per period over the option term) and forfeitures are recognized as they occur.

Early Exercise of Options—The Company received $771,000 from the early exercise of options to purchase 1,716,903 shares of common stock in 2004. The unvested shares are subject to the Company’s repurchase right at the original purchase price. The proceeds initially are recorded as an accrued liability from the early exercise of stock options (Note 4) in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 and reclassified to common stock as the Company’s repurchase right lapses.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

Common Shares Reserved for Issuance—At March 31, 2005, the Company has reserved shares of common stock for issuance as follows (in thousands):

Conversion of convertible preferred stock	24,628
Options outstanding under stock option plan	5,033
Options available for grant under the plan	268
Common stock warrants	117
Preferred stock warrants	42

Total	30,088

7.    INCOME TAXES

The components of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,
	2002	2003	2004
United States	$(6,181)	$738	$6,342
Foreign	146	185	455

Income (loss) before income taxes	$(6,035)	$923	$6,797

	At December 31,
	2002	2003	2004
Current:
Federal	$—	$—	$485
State	—	2	203
Foreign	36	48	138

Total current tax	36	50	826

Deferred:
Federal	(3,620)	145	2,011
State	(144)	(186)	(52)
Foreign	—	—	—

Total deferred	(3,764)	(41)	1,959

Valuation allowance	3,764	41	(11,166)

Income tax provision (benefit)	$36	$50	$(8,381)

At December 31, 2004 the Company has not made any tax provision for U.S. federal and state income taxes on approximately $750,000 of foreign earnings, which are expected to be reinvested outside of the U.S. indefinitely. The American Jobs Creation Act of 2004 (the “Jobs Act”), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company’s chief executive officer and approved by the Company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well. The Company did not utilize the above provision for its tax year ended December 31, 2004 and presently does not intend to utilize it.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

The effective tax rate differs from the applicable U.S. statutory federal income tax rate for the years ended December 31 as follows:

	2002	2003	2004
U.S statutory federal tax rate	(35.0)%	35.0%	35.0%
State taxes, net of federal benefit	(2.4)	(20.0)	1.2
Foreign income at higher (lower) rates	0.3	(1.0)	(0.5)
Research and development credits	(2.1)	(21.9)	(0.2)
Deferred stock compensation	0.2	0.0	4.3
Noncash interest expense	(0.0)	7.3	0.1
Other	(0.0)	1.6	1.1
Change in valuation allowance	39.6	4.4	(164.3)

Effective tax rate	0.6%	5.4%	(123.3)%

The components of deferred income taxes are as follows (in thousands):

	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$8,091	$4,932
Research and business tax credits	1,863	2,585
Accruals and reserves not currently deductible	1,015	1,591
Other	197	259

	11,166	9,367
Deferred tax liability—depreciation	—	(189)
Valuation allowance	(11,166)	—

Total	$—	$9,178

Based on the available objective evidence (primarily, the Company’s recent history of profits), management has concluded as of December 31, 2004 that it is more likely than not that the Company’s net deferred tax assets would be realizable. The amount estimated to be realizable is based on the average annual income before income taxes, excluding amounts not deductible or includable for tax return purposes, computed over the current and two preceding years and projected over the 20 year carryforward period for net operating loss deductions. As a result, the Company recognized a benefit in the amount of approximately $11.2 million from the release of its valuation allowance as of December 31, 2004.

Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of the Company’s domestic net operating loss and tax credits are subject to limitation due to a change in ownership of more than 50% of the value of the Company’s stock. The Company has determined that $0.5 and $1.3 million of its net operating losses for federal and state, respectively, are not available due to the limitation. In addition, tax credit carryforwards of approximately $48,000 and $58,000 for federal and state, respectively, are also not available. The deferred tax assets associated with these amounts had a full valuation allowance and were written off to the income tax provision along with an offsetting benefit from a reduction in the valuation allowance as of December 31, 2004. The remaining tax credits and net operating losses are available without annual limitations as of December 31, 2004.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

At December 31, 2004, the Company has federal and California net operating loss carryforwards of $12.3 million and $10.6 million expiring on various dates beginning in 2012 and 2005, respectively. The Company’s available research and business tax credit carryforwards for federal and state income tax purposes are approximately $1.5 and $1.3 million, respectively. The federal research credits expire on various dates beginning in 2018. California research tax credits can be carried forward indefinitely.

8.    COMMITMENTS

Capital Lease Obligations—The minimum future payment obligations under equipment capital leases are as follows (in thousands):

	Year Ending December 31	Three Months Ended March 31, 2005
2005	$28	$12

Total	28	12
Less amount representing interest	(1)	0

Present value of capital lease obligations	27	12
Current portion	(27)	(12)

Long-term portion of capital lease obligations	$—	$—

The cost of equipment under the capital leases included in property and equipment at December 31, 2003, 2004 and March 31, 2005 was approximately $642,000, $266,000 and $65,000, respectively. Accumulated amortization of leased equipment at December 31, 2003, 2004 and March 31, 2005 was approximately $495,000, $177,000 and $54,000, respectively.

Operating Lease Obligation—The Company leases its primary facility and other offices, under operating leases which expire at various dates through 2009. Rental expense related to the Company’s operating leases totaled $466,000, $516,000, $919,000, $197,000 and $286,000 for 2002, 2003, 2004 and for the three months ended March 31, 2004 and 2005, respectively.

Future minimum operating lease payments under noncancelable leases and service payments under noncancelable service agreement are as follows (in thousands):

Year Ending December 31,	Year Ended December 31, 2004	Three Months Ended March 31, 2005
2005	$1,180	$887
2006	986	1,004
2007	552	559
2008	83	83
2009	70	70

Total	$2,871	$2,603

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

9.    EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) tax-deferred savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1% and 15% of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company matches employee contributions annually at 100% of the first 2% of employee contributions and 50% of the second 2% of employee contributions. All matching contributions vest 25% annually over four years. Contributions made by the Company were $62,000, $135,000, $227,000, $98,000 and none for 2002, 2003, 2004 and for the three months ended March 31, 2004 and 2005, respectively.

10.    MAJOR CUSTOMERS

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of accounts receivable or net revenue:

	Accounts Receivable December 31,		As of March 31,		Net Revenue Year Ended December 31,			Three Months Ended March 31,
Customer	2003	2004	2004	2005	2002	2003	2004	2004	2005
A	39%	35%	25%	47%	30%	32%	43%	33%	43%
B	11%	—	—	—	—	—	—	11%	—
C	—	—	17%	—	24%	10%	—	13%	—
D	—	—	—	—	12%	—	—	—	—
E	—	—	15%	—	—	—	—	—	—
F	—	—	—	11%	—	—	—	—	—

11.    SEGMENT INFORMATION

As defined by the requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in one reportable segment: the design, development, marketing and sale of power management semiconductor products and solutions for the communications, computing and consumer portable and personal electronics marketplace. The Company’s chief operating decision maker is its chief executive officer. The following is a summary of revenues by geographic region based on the location to which the product is shipped (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
South Korea	$5,653	$13,982	$31,612	$5,052	$8,869
Taiwan	2,464	5,691	8,760	1,808	2,590
China	700	4,593	7,614	1,947	1,965
Europe	360	1,390	2,188	438	389
Japan	81	645	591	137	331
North America (principally United States)	423	177	580	110	128

Total	$9,681	$26,478	$51,345	$9,493	$14,272

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

The following is a summary of revenue by product type:

	2002		2003		2004		Three Months Ended March 31, 2004		Three Months Ended March 31, 2005
	Amount	Percent of Revenues	Amount	Percent of Revenues	Amount	Percent of Revenues	Amount	Percent of Revenues	Amount	Percent of Revenues
TPM IC *	$5,782	60%	$19,443	73%	$38,507	75%	$7,390	78%	$10,866	76%
ASPM **	2,862	29	6,554	25	12,275	24	2,002	21	3,266	23
Other ***	1,037	11	481	2	563	1	101	1	140	1

Total	$9,681	100%	$26,478	100%	$51,345	100%	$9,493	100%	$14,272	100%

*	Total Power Management Integrated Circuit
**	Application-Specific Power MOSFET, or metal oxide semiconductor field effect transistor
***	Other consists of primarily Discrete Metal Oxide Semiconductor Field Effect Transistor, the Trench DMOS product family and non recurring engineering revenue

The following is a summary of long-lived assets by geographic region (in thousands):

Country	2002	2003	2004
United States	$963	$923	$2,150
Taiwan	402	271	341
Hong Kong	52	95	253
South Korea	42	56	223
Japan		94	119
Sweden	6	8	10

Total	$1,465	$1,447	$3,096

12.    LITIGATION

In January 2004, Siliconix incorporated filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. This lawsuit identifies three patents: U.S. Patent No. 5,034,785 entitled “Planar Vertical Channel DMOS Structure,” U.S. Patent No. 4,767,722 entitled “Method for making planar vertical channel DMOS structures” and U.S. Patent No. 4,967,245 entitled “Trench Power MOSFET Device.” The complaint also identifies three accused products: AAT9125, AAT7300 and AAT7301E Trench DMOS products.

The complaint requests an injunction to prevent the Company from allegedly infringing the patents as well as an award of monetary damages, attorneys’ fees, costs and expenses. Management’s initial response included counterclaims seeking a declaratory judgment of non-infringement, invalidity and unenforceability of the involved patents. Since that time, both parties have participated in discovery and preliminary claim construction. In August 2004, the U.S. Patent and Trademark Office granted the Company’s request for reexamination of two of the involved patents. As a result of the pending reexamination, the Company successfully moved to have all proceedings in this lawsuit stayed. The reexamination proceedings are still in process, the stay of this lawsuit remains in effect and no date is set for trial.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

At this time, management believes that the Company has a meritorious defense to each of Siliconix’s claims. If the Company does not prevail in this litigation, the Company could be ordered to pay monetary damages, and the Company can be enjoined from selling the accused products in the United States, either directly or indirectly. Each of the patents involved in this lawsuit will expire prior to August 2008. Although the Company does not believe that its TrenchDMOS products infringe the Siliconix patents at issue, if these products are found by a court to infringe, then the Company would be unable to continue to sell these products in the United States. Sales of the Company’s products in the Unites States that Siliconix claims infringe its U.S. patents are minimal, and sales of all of the Company’s TrenchDMOS products worldwide represent less than 2% of the Company’s revenues. As a result, the Company believes that any decision in this case, even if favorable to Siliconix, is unlikely to have a material adverse impact on its revenues, financial condition, results of operations or cash flows. Management believes that it is neither remote nor probable that an adverse outcome to this matter could have a material effect on the Company’s financial condition, results of operations or cash flows.

The Company has also received in the past, and may receive in the future, communications from third parties alleging infringement of patents, trade secrets or other intellectual property rights. For example, in May 2003, the Company received a letter from Linear Technology alleging that certain of the Company’s charge pump products infringed a Linear Technology patent, and in August 2004, the Company received a letter from Linear Technology alleging that certain of the Company’s switching regulator products infringed other Linear Technology patents. In addition, in November 2004, the Company received a letter from International Rectifier alleging that certain of the Company’s MOSFET products infringed an International Rectifier patent. In response to these letters, the Company has contacted both Linear Technology and International Rectifier to convey its good faith belief that it does not infringe the patents in question. In each case, there have been no additional actions or communications. Any lawsuits resulting from such allegations could subject the Company to significant liability for damages and invalidate its proprietary rights. Such lawsuits could also force the Company to incur significant litigation related expenses and use of management’s time and other resources. Management believes that it is neither remote nor probable that an adverse outcome to these matters could have a material effect on the Company’s financial condition, results of operations or cash flows.

13.    VALUATION AND QUALIFYING ACCOUNTS

The Company had the following activity in its valuation allowances (in thousands):

	Bad Debt	Distributor Stock Rotation	Distributor Price Protection	Product Warranty	Deferred Tax Asset Valuation Allowance
Balance—January 1, 2002	$—	$—	$—	$7	$9,324
Charged to costs and expenses	10	—	—	94	1,683
Deductions	—	—	—	—	—

Balance—December 31, 2002	10	—	—	101	11,007
Charged to costs and expenses		463	—	381	159
Deductions	—	(88)	—	(161)	—

Balance—December 31, 2003	10	375		321	11,166
Charged (credited) to costs and expenses	121	302	116	412	(11,166)
Deductions	(2)	(371)	(91)	(220)	—

Balance—December 31, 2004	$129	$306	$25	$513	$—

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002, 2003, 2004, AND

THREE MONTHS ENDED MARCH 31, 2004 AND 2005

(information with respect to the three months ended March 31, 2004 and 2005 is unaudited)

14.    SUBSEQUENT EVENTS

On April 11, 2005, the Company reincorporated in Delaware. The effect of the reincorporation on the financial statements was to establish par value for the common and preferred stock. The balance sheet and stockholders’ equity have been restated to reflect par values and additional paid-in capital.

On May 18, 2005, the Company’s stockholders approved the following:

•	2005 Equity Incentive Plan which provides for the grant of incentive stock options to employees and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to employees, directors and consultants. Shares reserved will consist of 4,500,000 shares plus any shares reserved but not issued under the 1998 Stock Plan.

•	2005 Employee Stock Purchase Plan which provides for the sale of shares to eligible employees at 85% of the fair market value of the common stock at the beginning or end of each six month purchase period, whichever is lower. 150,000 shares have been reserved for issuance.

On July 13, 2005, the Company’s board of directors approved a one-for-two reverse stock split of the Company’s common stock and preferred stock, following the approval by the Company’s stockholders on May 18, 2005 of a reverse stock split ratio within a range of one-for-two to one-for-four. All shares of common stock, preferred stock, warrants for preferred and common stock, options to purchase shares of common stock and per share amounts in these consolidated financial statements and notes thereto for all periods have been adjusted to retroactively reflect this one-for-two reverse stock split.

******

ANALOGIC TECH

TOTAL POWER MANAGEMENT

COMMUNICATIONS
CONSUMER
COMPUTING
ANALOGIC TECH

AATI does not manufacture the finished products depicted above.

ENABLING CONVERGENCE

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid
SEC registration fee	$13,631
NASD filing fee	12,081
Nasdaq National Market Listing fee	125,000
Legal fees and expenses	700,000
Accounting fees and expenses	600,000
Printing and engraving expenses	150,000
Blue Sky fees and expenses	7,500
Transfer agent and registrar fees	10,000
Miscellaneous expenses	131,788

Total	$1,750,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

Prior to completion of the offering, we intend to enter into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us, our executive officers and directors and the selling stockholders, and indemnification of the underwriters by us and the selling stockholders for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

(a) Since January 1, 2002, we have issued and sold the following unregistered securities:

1. We issued an aggregate of 4,823,873 shares of our common stock to employees, consultants and directors for cash consideration in an aggregate amount of $1,934,613 upon the exercise of stock options granted under our 1998 Stock Plan.

2. In August 2002, we issued warrants to purchase 12,050 shares of our common stock for an aggregate exercise price of $14,460 to 11 employees in connection with a sales incentive program.

3. In February 2003, we issued to an accredited investor a convertible promissory note with an aggregate principal value of $2,013,734, convertible into such number of shares of Series E preferred stock as is determined by dividing the total principal amount and accrued interest under the convertible promissory note by $2.40, and in October 2003, we issued 873,262 shares of Series E preferred stock upon conversion of the principal amount of the convertible promissory note and accrued interest thereon.

4. In February 2003, we issued a warrant to purchase 41,953 shares of Series E preferred stock in an aggregate amount of $100,686 to one accredited investor in connection with the accredited investor’s purchase of a convertible promissory note.

5. In May 2003, we issued warrants to purchase 25,500 shares of our common stock for an aggregate exercise price of $11,730 to five employees in exchange for cancellation of indebtedness.

6. In October 2003, we issued warrants to purchase 289,527 shares of our common stock for an aggregate exercise price of $229,884 to four employees in exchange for cancellation of indebtedness, which warrants were approved by our board of directors in January 2002.

7. From October 2003 through May 2004, we issued 7,291,313 shares of Series E preferred stock for cash consideration of $17,499,133 to accredited investors.

8. In October 2004, we issued 102,872 shares of Series D preferred stock to various accredited investors upon exercise of warrants to purchase shares of Series D preferred stock for an aggregate exercise price of $273,640.

9. In July 2005, we issued a warrant to purchase 12,594 shares of our common stock for an aggregate exercise price of $5,000 to a former employee in connection with the settlement of an outstanding claim.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

(b) Since January 1, 2002, we have granted the following options to purchase common stock to employees, directors and consultants under our 1998 Stock Plan:

1. On January 4, 2002, we granted stock options covering an aggregate of 2,196,886 shares of our common stock, at an exercise price of $0.40 per share and an aggregate price of $878,746.

2. On April 12, 2002, we granted a stock option to purchase 21,000 shares of our common stock, at an exercise price of $0.40 per share and an aggregate price of $8,400.

3. On August 31, 2002, we granted stock options covering an aggregate of 1,961,700 shares of our common stock, at an exercise price of $0.46 per share and an aggregate price of $902,382.

4. On September 5, 2003, we granted stock options covering an aggregate of 310,463 shares of our common stock, at an exercise price of $0.46 per share and an aggregate price of $142,813.

5. On November 24, 2003, we granted stock options covering an aggregate of 1,275,900 shares of our common stock, at an exercise price of $0.46 per share and an aggregate price of $586,914.

6. On February 24, 2004, we granted stock options covering an aggregate of 699,300 shares of our common stock, at an exercise price of $0.46 per share and an aggregate price of $321,678.

7. On June 15, 2004, we granted stock options covering an aggregate of 255,750 shares of our common stock, at an exercise price of $0.46 per share and an aggregate price of $117,645.

8. On August 10, 2004, we granted stock options covering an aggregate of 485,500 shares of our common stock, at an exercise price of $0.46 per share at an aggregate price of $223,330.

9. On September 14, 2004, we granted stock options covering an aggregate of 1,086,820 shares of our common stock, at an exercise price of $0.46 per share and an aggregate price of $499,937.

10. On October 12, 2004, we granted a stock option to purchase 52,500 shares of our common stock, at an exercise price of $1.00 per share and an aggregate price of $52,500.

11. On November 16, 2004, we granted stock options covering an aggregate of 164,550 shares of our common stock, at an exercise price of $2.60 per share and an aggregate price of $427,830.

12. On December 9, 2004, we granted stock options covering an aggregate of 17,000 shares of our common stock, at an exercise price of $2.90 per share and an aggregate price of $49,300.

13. On February 23, 2005, we granted stock options covering an aggregate of 335,000 shares of our common stock, at an exercise price of $6.00 per share and an aggregate price of $2,010,000.

14. On March 7, 2005, we granted stock options covering an aggregate of 49,000 shares of our common stock, at an exercise price of $6.00 per share and an aggregate price of $294,000.

15. On March 30, 2005, we granted stock options covering an aggregate of 39,000 shares of our common stock, at an exercise price of $9.00 per share and an aggregate price of $351,000, and a stock option covering an aggregate of 7,500 shares of our common stock, at an exercise price of $2.90 per share and an aggregate price of $21,750.

16. On April 4, 2005, we granted stock options covering an aggregate of 9,250 shares of our common stock, at an exercise price of $9.00 per share and an aggregate price of $83,250.

17. On April 12, 2005, we granted a stock option covering 250 shares of our common stock, at an exercise price of $9.00 per share and an aggregate price of $2,250.

18. On May 3, 2005, we granted stock options covering an aggregate of 109,250 shares of our common stock, at an exercise price of $8.00 per share and an aggregate price of $874,000, and stock options covering an aggregate of 50,000 shares of our common stock at an exercise price of $6.80 per share and an aggregate price of $340,000.

19. On July 13, 2005, we granted stock options covering an aggregate of 99,400 shares of our common stock, at an exercise price of $9.00 per share and an aggregate price of $894,600.

The foregoing grants, and our issuances of common stock upon exercise thereunder, if applicable, were exempt from registration under the Securities Act, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

The sales and issuances of securities in the transactions described above were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through their relationship with the company, to information about us.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) and (b).

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement

#3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

#3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

#3.3	Bylaws of the Registrant, as currently in effect

#3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

#4.1	Form of the Registrant’s Common Stock Certificate

#5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

#10.1	Form of Director and Executive Officer Indemnification Agreement, to be in effect upon completion of the offering

#10.2	1998 Stock Plan and forms of agreement thereunder

#10.3	2005 Equity Incentive Plan and form of agreement thereunder, to be in effect upon completion of the offering

#10.4	2005 Employee Stock Purchase Plan and form of agreement thereunder, to be in effect upon completion of the offering

#10.5	Employment Offer Letter between the Registrant and Richard K. Williams dated September 24, 1998

#10.6	Employment Offer Letter between the Registrant and Brian R. McDonald dated June 21, 2004

#10.7	Office Lease between the Registrant and Wolfe Road Investments No. 3, a partnership, dated August 4, 2004

#10.8	Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated July 15, 2005

#10.9†	Joint Development Agreement between the Registrant and GEM Services, Inc. dated June 1, 1999

#10.10	Form of Warrant to Purchase Shares of Series E Preferred Stock

#10.11	Form of Warrant to Purchase Shares of Common Stock

#10.12†	Wafer Foundry Agreement, as amended, between the Registrant and HYNIX Semiconductor America dated June 4, 2002

10.12.1	Amendment dated effective May 1, 2005 to Wafer Foundry Agreement between the Registrant and HYNIX Semiconductor America dated June 4, 2002

#10.13	Amended and Restated Investors’ Rights Agreement dated October 27, 2003

#10.13.1	Amendment to Amended and Restated Investors’ Rights Agreement dated as of May 18, 2005

#10.14	Amended and Restated Voting Agreement dated October 27, 2003

#10.15	Form of Change of Control Agreement (Chief Executive Officer and Chief Financial Officer)

#10.16	Form of Change of Control Agreement (Vice Presidents)

#10.17	Vision 2000 Venture Limited Waiver Letter

#21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

#23.2	Consent of Counsel (included in exhibit 5.1)

#24.1	Power of Attorney

#24.2	Power of Attorney of Alan E. Ross

#	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the SEC.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons of the Registrant, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of this issue.

We hereby undertake that:

(a) We will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Advanced Analogic Technologies Incorporated has duly caused this Amendment No. 5 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, California on the 2nd day of August, 2005.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

By:	/S/ BRIAN R. MCDONALD Brian R. McDonald Chief Financial Officer, Vice President of Worldwide Finance and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* RICHARD K. WILLIAMS Richard K. Williams	President, Chief Executive Officer, Chief Technical Officer and Director (Principal Executive Officer)	August 2, 2005

/S/ BRIAN R. MCDONALD Brian R. McDonald	Chief Financial Officer, Vice President of Worldwide Finance and Secretary (Principal Financial Officer)	August 2, 2005

/S/ ASHOK CHANDRAN Ashok Chandran	Corporate Controller (Principal Accounting Officer)	August 2, 2005

* SAMUEL J. ANDERSON Samuel J. Anderson	Director	August 2, 2005

* KENNETH P. LAWLER Kenneth P. Lawler	Director	August 2, 2005

* JAFF LIN Jaff Lin	Director	August 2, 2005

* ALAN E. ROSS Alan E. Ross	Director	August 2, 2005

* THOMAS WEATHERFORD Thomas Weatherford	Director	August 2, 2005

*By:	/s/ BRIAN R. MCDONALD
Brian R. McDonald Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement

#3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

#3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

#3.3	Bylaws of the Registrant, as currently in effect

#3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering

#4.1	Form of the Registrant’s Common Stock Certificate

#5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

#10.1	Form of Director and Executive Officer Indemnification Agreement, to be in effect upon completion of the offering

#10.2	1998 Stock Plan and forms of agreement thereunder

#10.3	2005 Equity Incentive Plan and form of agreement thereunder, to be in effect upon completion of the offering

#10.4	2005 Employee Stock Purchase Plan and form of agreement thereunder, to be in effect upon completion of the offering

#10.5	Employment Offer Letter between the Registrant and Richard K. Williams dated September 24, 1998

#10.6	Employment Offer Letter between the Registrant and Brian R. McDonald dated June 21, 2004

#10.7	Office Lease between the Registrant and Wolfe Road Investments No. 3, a partnership, dated August 4, 2004

#10.8	Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated July 15, 2005

#10.9†	Joint Development Agreement between the Registrant and GEM Services, Inc. dated June 1, 1999

#10.10	Form of Warrant to Purchase Shares of Series E Preferred Stock

#10.11	Form of Warrant to Purchase Shares of Common Stock

#10.12†	Wafer Foundry Agreement, as amended, between the Registrant and HYNIX Semiconductor America dated June 4, 2002

10.12.1	Amendment dated effective May 1, 2005 to Wafer Foundry Agreement between the Registrant and HYNIX Semiconductor America dated June 4, 2002

#10.13	Amended and Restated Investors’ Rights Agreement dated October 27, 2003

#10.13.1	Amendment to Amended and Restated Investors’ Rights Agreement dated as of May 18, 2005

#10.14	Amended and Restated Voting Agreement dated October 27, 2003

#10.15	Form of Change of Control Agreement (Chief Executive Officer and Chief Financial Officer)

#10.16	Form of Change of Control Agreement (Vice Presidents)

#10.17	Vision 2000 Venture Limited Waiver Letter

#21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

#23.2	Consent of Counsel (included in exhibit 5.1)

#24.1	Power of Attorney

#24.2	Power of Attorney of Alan E. Ross

#	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the SEC.